# Investing for Growth and Market Leadership

**EQUIFAX**®

Notice of 2019 Annual Meeting and Proxy Statement



1550 Peachtree Street, N.W.
Atlanta, Georgia 30309
www.equifax.com

Dear Fellow Shareholder:

First and foremost, I want to thank you for your continued investment in Equifax. The past year has been one of the most important in our company's history. Your Board of Directors and management team have been intensely focused on implementing meaningful changes to our data security systems, technology platforms and risk management processes, in an effort to strengthen our culture, underpin our business strategy and rebuild our relationships with consumers, customers, shareholders and other stakeholders.

As part of this transformational journey, we made important changes to our leadership team. We appointed Mark Begor as Chief Executive Officer to lead our company on the path back to growth and market leadership. Mark has established a "tone at the top" for the organization, which prioritizes data security and risk management while maintaining a vital focus on consumers and our customers. We also hired experienced leaders to fill key roles, including our Chief Information Security Officer, Chief Technology Officer, President of U.S. Information Solutions and Senior Vice President of Enterprise Risk and Compliance.

At the Board level, we remain committed to robust governance and responsible oversight. Following our 2018 Annual Meeting, we evaluated the voting results and took a number of actions designed to further enhance the effectiveness of our oversight. Among other things, we refreshed the composition of our Audit and Technology Committees, increased the Board's exposure to, and participation in, security training and crisis management planning, and oversaw an annual third party assessment of our security program. Most recently, we appointed Heather Wilson, Chief Data Scientist of L Brands, Inc., to our Board and Technology Committee. Heather brings expertise in data, analytics and risk management; these core competencies closely align with our business strategy and its associated risks.

In my role as Independent Chairman, I have continued to engage directly with our shareholders in an effort to be transparent about our continued progress and actions taken following the 2017 cybersecurity incident. During the past year, we conducted one-on-one engagement with holders of approximately 57% of our outstanding shares.

Our interactions with investors have provided us with valuable feedback on Board composition, risk management, human capital management, corporate governance and executive compensation, among other topics. We value our shareholders and will continue to evaluate and integrate investor feedback into our Board discussions and business decisions.

On behalf of the Board, I invite you to attend our 2019 Annual Meeting of Shareholders, which will be held on May 2, 2019 at 9:30 a.m., Central Time, at our Equifax Workforce Solutions headquarters located at 11432 Lackland Road, St. Louis, Missouri, 63146. A notice of the meeting and our 2019 Proxy Statement containing important information about the matters to be voted upon and instructions on how to vote your shares follow this letter.

Your vote is very important to us. Please vote now even if you plan to attend the Annual Meeting in person. Thank you for your continued support of Equifax.

Sincerely,

Mark L. Feidler
*Independent Chairman of the Board of Directors*
March 22, 2019



1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

# Notice of 2019 Annual Meeting of Shareholders

**WHEN:**

May 2, 2019
9:30 a.m., Central Time

**WHERE:**

Equifax Workforce Solutions
11432 Lackland Road
St. Louis, Missouri 63146

**RECORD DATE:**

March 1, 2019

**AGENDA:**

1. Elect the 10 director nominees named in the accompanying Proxy Statement.
2. Hold a non-binding, advisory vote on the compensation paid to the Company's named executive officers (commonly referred to as a "say-on-pay" proposal).
3. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019.
4. Consider other business properly brought before the meeting or any adjournment or postponement thereof.

Proxies in the form furnished are being solicited by the Board of Directors of Equifax Inc. for this meeting. **YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.** Most shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

Proxy materials were first made available to shareholders beginning on March 22, 2019.

By order of the Board of Directors,

*Lisa Stockard*

**Lisa M. Stockard**
*Assistant Secretary*

March 22, 2019

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 2, 2019. The Notice, Proxy Statement and Annual Report to are available at *www.proxyvote.com*.**

**REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:**



**VIA THE INTERNET**
Visit the website listed on your proxy card



**BY MAIL**
Sign, date and return your proxy card in the enclosed envelope



**BY TELEPHONE**
Call the telephone number on your proxy card



**IN PERSON**
Attend the Annual Meeting and vote in person

*ELECTION TO RECEIVE ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS.*
*You can expedite delivery and avoid costly mailings by confirming in advance your preference for electronic delivery. For further information on how to take advantage of this cost-saving service, please see page 79 of the Proxy Statement.*

# Table of Contents

# PROXY SUMMARY

*This summary highlights certain information contained in this Proxy Statement. This summary does not contain all of the information that you should consider, and we encourage you to read the entire Proxy Statement before voting.*

## Equifax 2019 Annual Meeting Information

| | |
|---|---|
| **Date** | May 2, 2019 |
| **Time** | 9:30 a.m., Central Time |
| **Place** | Equifax Workforce Solutions, 11432 Lackland Road, St. Louis, Missouri 63146 |

| Items for Vote | Board Voting Recommendation |
|---|---|
| 1  Election of 10 directors | **FOR ALL NOMINEES** |
| 2  Advisory vote to approve named executive officer compensation (Say on Pay) | **FOR** |
| 3  Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm for 2019 | **FOR** |

In addition, shareholders may be asked to consider any other business properly brought before the meeting or any adjournment or postponement thereof.

## Voting and Admission Information

**Voting.** Holders of our common stock as of the record date, March 1, 2019, are entitled to notice of and to vote at our 2019 Annual Meeting. Each share of common stock outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at our 2019 Annual Meeting. Even if you plan to attend our 2019 Annual Meeting in person, please cast your vote as soon as possible.

**REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:**

 **VIA THE INTERNET**
Visit the website listed on your proxy card

 **BY MAIL**
Sign, date and return your proxy card in the enclosed envelope

 **BY TELEPHONE**
Call the telephone number on your proxy card

 **IN PERSON**
Attend the Annual Meeting and vote in person

**Admission.** Equifax shareholders as of the record date are entitled to attend the 2019 Annual Meeting. To attend, shareholders must present proof of stock ownership and a valid photo ID. Please review the admission procedures in this Proxy Statement under *"Questions and Answers about the Annual Meeting."*

# Our Company

## Overview

Equifax Inc. is a global data, analytics and technology company. We use unique data, innovative analytics, technology and industry expertise to power organizations and individuals around the world by transforming knowledge into insights that help make more informed business and personal decisions. We operate or have investments in 24 countries in North America, Central and South America, Europe and the Asia Pacific region, and employ approximately 11,000 employees worldwide.

We understand that credit reporting agencies like Equifax have an important responsibility to protect the personal data we hold, to provide accurate information to financial institutions making important risk decisions and to facilitate greater access to credit for consumers. We recognize the disruption and impact that the 2017 cybersecurity incident caused for consumers and our customers and feel a strong duty to ensure that the financial ecosystem is functioning in a way that benefits consumers, safeguards their personal data and is fueled by accurate and complete information.

## EFX2020 Strategy

Since his appointment in April 2018, our Chief Executive Officer, Mark Begor, has been leading Equifax through a significant transformation, including the investment of substantial resources to achieve our vision of becoming a trusted global leader in data, advanced analytics and technology. In February 2019, we outlined the key strategic initiatives that comprise EFX2020, our multi-year business transformation strategy. This strategy is designed to help focus our efforts on the following imperatives:



| INDUSTRY LEADER IN SECURITY | INVEST IN TECHNOLOGY | MARKET-LEADING D&A | CONSUMER-FRIENDLY CRA | CULTURE OF CUSTOMER CENTRICITY | DRIVE GROWTH |
|---|---|---|---|---|---|
| Lead our industry in data security by building a culture that considers data and technology security, and more broadly risk management, as a primary requirement in all decisions. | Transform our technology by rebuilding our infrastructure and delivering market-leading capabilities to our customers. | Lead in data and analytics to develop unparalleled analytical insights leveraging our unique data. | Improve the consumer user experience by rebuilding our digital and call center technology infrastructure. | Foster a culture of customer centricity that will enable us to provide a better customer experience. | Deliver growth while enhancing profitability and shareholder returns through the disciplined execution of these imperatives. |

**EQUIFAX TEAM**

Build a world-class Equifax team by investing in talent to drive our strategy and promote a culture of innovation.

Our business strategy is described in more detail in our 2018 Annual Report on Form 10-K filed with the SEC on February 21, 2019.

## Update on Key Business Initiatives

We operate in many markets around the globe but are committed to operating as "One Equifax," a single organization with the same goals and values across all of our locations. Under the leadership of our CEO and with oversight by our Board, we are focused on a culture of **security, technology, risk management** and **investment in our employees**. In addition, we are making meaningful changes to become a more **consumer-friendly** credit bureau. Through this commitment to culture, we are able to drive business growth, create solutions for our customers and continuously improve the lives of consumers. Our key achievements in each of these areas are described below.



### FOCUS ON SECURITY

- Data is at the core of our business and our highest priority is protecting and safeguarding the information with which we have been entrusted
- In 2018, we launched a multi-year initiative to transform our security processes, technology and infrastructure:
  - Appointed seasoned security expert Jamil Farshchi as our new Chief Information Security Officer, reporting directly to the CEO
  - Established a "security-first" culture, including in-depth training for our employees and our Board
  - Added a significant number of new team members to our security organization
  - Added a cybersecurity performance measure under our annual bonus plan
  - Developed a cyber audit framework for the Board to more effectively assess and address cybersecurity issues
  - Evaluated the maturity of our security program, as determined by a third party assessor that measured our progress toward goals we established by reference to the NIST security framework, a voluntary framework consisting of standards, guidelines and best practices to manage security-related risk
  - Achieved our 2018 goals for security program improvements, which directly correspond to the new cybersecurity performance measure added to the 2018 annual bonus plan



### FOCUS ON TECHNOLOGY

- In 2018, we began a multi-year technology transformation plan that represents the largest investment program in Equifax history, with the complete focus of the entire leadership team on rebuilding our technology infrastructure, accelerating our migration to a public cloud environment, employing virtual private cloud deployment techniques, and rationalizing and rebuilding our application portfolio using cloud-focused services:
  - Appointed experienced leader Bryson Koehler as our new Chief Technology Officer, reporting directly to the CEO
  - Refreshed over half of the technology leadership team to include top talent from market-leading technology organizations
  - Hired approximately 1,000 new technology department employees, many of whom have experience with cloud technology
  - Initiated a cloud and data migration of our data and systems, bringing us closer to our goal of leading our industry in data and technology security capabilities
- In February 2019, we appointed Heather Wilson, Chief Data Scientist of L Brands, Inc., as a new independent director and a member of the Technology Committee; she brings deep knowledge of data science and its impact on business transformation across several industries that will benefit our Board, our Company and our customers



## ENHANCED RISK MANAGEMENT PROCESSES

- Our Board and CEO have reinforced our "tone at the top" and focus on risk management, and have been instrumental in making meaningful progress in rebuilding trust and credibility with consumers and our customers
  - The addition of a cybersecurity performance measure under our annual bonus plan reinforces these cultural changes by further aligning our executives' incentives with progress against our security program goals
- In an effort to strengthen our enterprise risk management program, we have implemented a new Enterprise Risk Management ("ERM") framework, based on the "three lines of defense" model for establishing effective checks and balances
- Established a new Risk Office, with a direct line of communication to the Board, to enhance and coordinate the second line of defense under our updated ERM framework
  - Appointed a new SVP for Enterprise Risk and Compliance, Kent Lindner, who leads the Risk Office and meets regularly with the Board, the Audit Committee and the Technology Committee
  - Created an ERM team within the Risk Office to develop, enhance, deploy and manage risk program elements
- Key elements of our ERM program include:
  - Enhancements to our enterprise risk framework, including components and coordination
  - Risk data aggregation and reporting, creating unified risk and issue capture, analysis and reporting
  - Promoting a risk culture, including coordinated training, communication and evaluation plans
- The technology and security transformation activities described above will continue to be fundamental to our enhanced risk management by ensuring disciplined and coordinated coverage of technology and security risks



## IMPROVEMENTS FOR CONSUMERS AND IMPACT ON OUR COMMUNITY

- Since 2017, we have invested substantial resources on services to assist consumers and improve the consumer experience:
  - Made our TrustedID® Premier service, an identity theft protection and credit file monitoring product, available for free to all U.S. consumers for twelve months and later extended the free credit file monitoring services, through another provider, for an additional twelve months for impacted U.S. consumers
  - Launched our Lock & Alert™ service that allows U.S. consumers to quickly lock and unlock their Equifax credit file, online or through an app—for free, for life
- We have made, and continue to make, improvements in our call centers and consumer-facing portals to ensure that we are consumer-friendly at every touchpoint:
  - Expanded call center hours, improved phone systems, reduced time to answer calls and improved the way in which we greet consumers
  - Committed to invest over $50 million in our consumer-facing portals and service centers to enhance consumer experience
- We have made investments to support efforts to facilitate financial well-being and financial inclusion for individuals, families and small businesses around the world:
  - Invested in the On the Rise Financial Center in Atlanta, where we are headquartered, which collaborates with local credit unions to provide counseling and financial coaching
  - Provided consumers with educational content and information they needed following Hurricane Michael in October 2018
  - Assisted consumers impacted by the federal government shutdown by offering them a free credit report service in February 2019



### ONE EQUIFAX TEAM – FOCUS ON HUMAN CAPITAL MANAGEMENT AND CORPORATE CULTURE

- As a global company, we operate in many markets around the world but are committed to operating as "One Equifax," a single organization with the same goals and values across all of our locations:
  - We foster a strong, engaged workplace that is centered around excellence in teamwork, technology, security, risk management and integrity
  - Members of our Board interact with employees at different levels of management, both formally and informally, to better understand company culture and the employee operating environment
  - Our CEO regularly engages with employees around the world through in-person town hall meetings, weekly email remarks and key stakeholder meetings
  - We continue to enhance our robust training program for all employees, especially in the areas of security and compliance
  - We also demonstrate the value of our employees through recognition programs, referral programs for new hires, employee satisfaction surveys, professional development programs and numerous other initiatives
- At Equifax, we attract top talent by providing opportunities to grow and lead within our company and regularly undertake talent initiatives to engage, develop and retain our top talent
  - In 2018, we added more than 1,000 full-time technology and security professionals to our workforce to help us develop an industry-leading security organization
- Diversity and inclusion are important elements of our culture and workforce development and, in 2018, we continued to invest in our global women's development initiatives

## Board Leadership and Composition

### Board Leadership Structure

- In September 2017, we separated the roles of Chairman and CEO, and appointed independent director Mark Feidler to serve as Independent Chairman of the Board
- In April 2018, we appointed Mark Begor as our CEO and a member of the Board
- Our Independent Chairman works closely with our CEO and has a broad set of responsibilities including:
  - Calling meetings of the Board and setting meeting agendas in coordination with the CEO
  - Presiding at all meetings of the Board and advising the CEO on decisions reached, and suggestions made, at executive sessions of the Board
  - Facilitating communication among the outside directors, the CEO and other members of management
  - Meeting directly with management and other employees of the Company
  - Being available for consultation and direct communication with shareholders

### Board Composition and Refreshment

- In February 2019, the Board elected Heather Wilson, the Chief Data Scientist of L Brands, Inc., as a new independent director and a member of the Technology Committee
  - Ms. Wilson's deep knowledge of data science and its impact on business transformation will be of tremendous value to our Company, our Board and our customers as we execute our multi-year technology transformation and implement our business imperatives
- Since October 2017, we have added three independent directors with relevant expertise to enhance the overall mix of skills and experience on our Board
- Our Committees have also undergone significant refreshment:
  - The Technology Committee is comprised of three of our newest directors, each of whom brings relevant experience: Scott McGregor, Robert Selander and Heather Wilson. They serve alongside John McKinley, who brings important institutional knowledge and strong leadership to the Committee to enable it to effectively carry out its oversight duties
  - In addition, Tom Hough began serving as our Audit Committee chair in May 2018. His past experience as Vice Chair of Ernst & Young has proved invaluable as the Company navigates complex financial and accounting issues
  - In November 2018, Mark Templeton, former member of our Audit and Technology Committees, retired from the Board
- The Board will continue to seek out highly-qualified director candidates as part of the Board succession plan to enhance the experience and diversity of our Board to align with our overall strategy

### Shareholder Engagement

- Following our 2018 Annual Meeting, our Independent Chairman Mark Feidler and members of management conducted investor outreach meetings with shareholders representing approximately 57% of our shares
- Independent Chairman Mark Feidler participated in one-on-one investor meetings, during which we discussed a number of business and governance-related topics, including Board refreshment and skill sets, company culture and cultural changes, risk oversight, human capital management, executive compensation and corporate governance
- The feedback from our investors and other stakeholders was shared with, and reviewed by, our Governance and Compensation Committees, as well as the full Board

**Independent, Diverse and Refreshed Board**

**Independent Chairman** of the Board

**30**% of our directors are **women**

**3** new Independent **Directors** since October 2017

**Significant refreshment of Audit and Technology Committees**

**57**%
CONDUCTED INVESTOR OUTREACH MEETINGS WITH SHAREHOLDERS REPRESENTING APPROXIMATELY 57% OF OUR SHARES

## Enhancements to Board Risk Oversight

Following the 2017 cybersecurity incident, our Board of Directors and management team have taken extensive steps designed to prevent this type of incident from happening again and to earn back the trust of consumers, customers, shareholders and other stakeholders. Key structural developments at the Board level include:

### Full Board

- The Board enhanced its engagement on data security and crisis management planning, with heightened Board attention to cybersecurity risks and trends, approach to managing these risks, and incorporating cybersecurity as a strategic component of the Company's business:
  - Increased Board-level engagement with respect to data security education, including annual cybersecurity training for directors
  - Added cybersecurity to the list of skills that the Governance Committee should consider in its assessment of Board membership criteria
  - Cybersecurity is now a regular part of the agenda for the Board's annual strategy review
  - Enhanced risk escalation processes to support rapid escalation and internal notification of cybersecurity incidents and to ensure that those with decision-making authority on trading restrictions and pre-clearance requests have notice of any potential security incident
  - Full Board participates in annual tabletop crisis simulation exercises with the senior leadership team
- In an effort to strengthen our ERM program, we have implemented a new risk framework based on the "three lines of defense" model for establishing effective checks and balances, which is used by leading financial institutions. See "*How We Manage Risk*" and "*Board Oversight of Risk*" on pages 25-26
  - Established a new Risk Office with a direct line of communication to the Board, led by our new SVP for Enterprise Risk and Compliance
- The Board is overseeing a transformation of Equifax's technology infrastructure described under "*Focus on Technology*" on page 6

### Technology Committee

- The Technology Committee's expanded responsibilities include:
  - Oversight of cybersecurity and technology-related risks and management efforts to monitor and mitigate those risks
  - Oversight of data security in a manner more similar to the Audit Committee's oversight of financial risks
- Pursuant to its charter, the Technology Committee oversees an annual third party assessment of the Company's security program
- The Technology Committee receives regular reports directly from the CISO, the CTO and the internal audit department in connection with quarterly joint meetings of the Audit and Technology Committees
- The CISO and CTO meet with the Technology Committee in executive session on a quarterly basis
- All members are required to be independent directors

### Audit Committee

- The Audit Committee and Technology Committee coordinate on risk management oversight with respect to cybersecurity, including through quarterly joint committee meetings
- The Audit Committee receives regular reports directly from the CISO, the CTO and the internal audit department in connection with quarterly joint meetings of the Audit and Technology Committees
- The Company's outside auditor attends all joint meetings of the Audit and Technology Committees

### Governance Committee

- The Governance Committee has responsibility for continued monitoring of the Company's implementation of recommendations relating to data security oversight developed by the Special Committee formed after the 2017 cybersecurity incident

# Compensation Program Highlights and Key Changes for 2018 and 2019

## Executive Compensation Philosophy

- The Compensation Committee of the Board of Directors is primarily responsible for the Company's executive compensation policies and plans.
- The Committee works to ensure that pay incentives are performance-based and aligned with shareholders' interests, while guarding against metrics or goals that create inappropriate or excessive risk likely to have an adverse effect on the Company.
- The Committee has designed and continuously reviews our compensation program to ensure we are providing competitive pay to attract and retain executive talent.

## Compensation Program Changes

In late 2017 and early 2018, the Compensation Committee undertook a comprehensive review of our short- and long-term incentive compensation program and considered shareholder feedback when it made changes to the 2018 program. In February 2019, in connection with our recently-announced business transformation strategy, the Committee made changes to our long-term incentive program. The changes for 2018 and 2019 are outlined below:

| What We Changed | Details |
| --- | --- |
| **Added Cybersecurity Metric to Annual Bonus Plan** | • Beginning with the 2018 annual incentive plan, the Committee added a cybersecurity performance measure as one of the metrics to evaluate performance of all employees, including our executives. This cybersecurity metric is the same measure used to assess the overall strength of our security program, thus ensuring our compensation program reinforces our overall security program goals. The cybersecurity metric remains a component under the 2019 annual incentive plan. |
| **Adopted Enhanced Clawback Policy** | • In 2018, we revised our compensation clawback policy to add a financial and reputational harm standard. Under the revised policy, the Board may recover incentive compensation awarded to employees in the event of misconduct or failure of oversight that results in significant financial or reputational harm. |
| **Adopted Change In Control Severance Plan** | • In February 2019, the Committee adopted a new Change in Control Severance Plan (the "CIC Plan") for senior executives, including our NEOs other than Mr. Begor. The Committee worked with its outside compensation consultant to design a plan with market-standard terms that will provide executives security in the event of a change in control of the Company. The CIC Plan ensures that our executives objectively evaluate potential transactions that may be in the best interest of our shareholders, despite the potential negative consequences such transactions may have on them personally. The CIC Plan will not apply to Mr. Begor, whose change in control protections as contained in his employment agreement were already aligned with the core provisions of the CIC Plan. <br><br> – *Eliminated CIC Letter Agreements.* Other than as described above with respect to our CEO, all of our executives with individual change in control agreements (the "CIC Letter Agreements") agreed to give up their individual agreements and become subject to the new CIC Plan. <br><br> – *Reduced CIC Severance Multiples.* Under the CIC Letter Agreements, certain executives were entitled to a severance multiple of 3x. Following the elimination of the CIC Letter Agreements, the severance multiple upon a change in control was set at 2x for all executives other than the CEO, representing a significant decrease in the benefit payable. <br><br> – *Eliminated CIC Tax Gross-Ups.* Under the CIC Letter Agreements, certain executives were entitled to tax gross-up benefits in connection with a change in control. Following the elimination of the CIC Letter Agreements, we do not offer tax gross-up benefits in connection with a change in control. |
| **Implemented Changes to 2019 Direct Compensation** | • *No Increase in Base Salary or Annual Bonus Opportunity for NEOs.* The Committee determined that our NEOs will not receive any increase to base salary or target bonus opportunity for 2019. The only compensation increases for our NEOs for 2019 relate to our long-term incentive program (described below), which creates greater focus on stock price and multi-year performance and thereby enhances alignment between management and shareholders. <br><br> • *2019 Equifax Transformation Leadership Program.* In connection with our EFX2020 multi-year business transformation strategy (see page 5 for details), the Committee reformulated the long-term incentive program for 2019 to more closely align incentives with our near- and long-term goals. The Equifax Transformation Leadership Program (the "2019 ETLP") increases the target long-term incentive award opportunity for each NEO and a select group of our senior leadership team members, each of whom is integral to the successful execution of our strategy. In conjunction with the increased opportunity, the degree of overall performance risk has been substantially increased. The Committee expects to revert back to our traditional long-term incentive structure in 2020. The 2019 ETLP is described in detail on pages 49-51. |

## Compensation Best Practices

✔ Strong emphasis on performance-based compensation, with 85% of CEO pay considered "at-risk"

✔ Mix of short-term and long-term incentives and performance metrics

✔ Added cybersecurity performance measure to 2018 and 2019 annual incentive plans

**NEW** ▶ Adopted a new change in control severance plan applicable to executive officers, including NEOs who previously had individual change in control agreements. This eliminated income tax gross-ups and reduced payments in connection with a change in control

**NEW** ▶ All stock options granted under 2019 long-term incentive program are premium-priced

✔ Capped annual and long-term performance-based awards

✔ Enhanced compensation clawback policy with financial and reputational harm standard, including in supervisory capacity

✔ Double-trigger change-in-control cash severance benefits and vesting of equity awards

✔ Anti-hedging and -pledging policy for officers and directors

✔ Independent Compensation Committee advised by independent compensation consultant

✔ Meaningful share ownership requirements for senior officers

✔ No re-pricing of underwater stock options

✔ No income tax gross-ups other than for relocation or foreign tax expenses

## Corporate Governance Highlights

| | |
|---|---|
| **Independent Board** | • 9 of our 10 director nominees are independent |
| **Board Refreshment** | • The Governance Committee has implemented a succession plan to identify highly-qualified and diverse director candidates taking into account scheduled retirements<br>**NEW** ▶ Since October 2017, the Board appointed three new independent directors with expertise and skill sets in executive management, cybersecurity, technology and data and analytics, while also enhancing the gender diversity of the Board<br>• The Board periodically engages an independent consultant to facilitate its annual Board and committee self-evaluation process<br>• The Governance Committee will continue its ongoing succession planning in 2019 to identify additional highly-qualified and diverse director candidates<br>• Upon election of the Board's nominees at the 2019 Annual Meeting, the average independent director tenure will be 5.4 years |
| **Separated Chair and CEO Roles, with Independent Chairman** | • In September 2017, we separated the roles of CEO and Chairman, and Mark Feidler was appointed to serve as Independent Chairman of the Board<br>• Mr. Feidler will continue to serve as Independent Chairman |
| **Board Diversity** | **NEW** ▶ 30% of our Board members are women |
| **Annual Board Leadership Evaluation and Succession Planning** | • The Board annually reviews the leadership structure to determine whether a combined Chairman and CEO role or separate roles is in the best interests of shareholders<br>• The Board annually evaluates the CEO's performance and conducts a rigorous review and assessment of the succession planning process for the CEO and other top officers |
| **Annual Director Election** | • Each director is elected on an annual basis |
| **Limits on Outside Board Service** | • Outside directors are limited to service on four other public company boards and our CEO is limited to two other public company boards |
| **Director and Executive Stock Ownership** | • Each independent director is required to own Equifax common stock with a market value of at least five times his or her annual cash retainer. New directors have five years to achieve the ownership requirements<br>• Our CEO and our other senior executive officers are required to own Equifax common stock with a market value of at least six and three times their base salary, respectively, within five years of assuming their respective positions |

| | | |
|---|---|---|
| **Rigorous Trading Policy and Protocols** | **NEW** | We enhanced our risk escalation processes to support rapid escalation and internal notification of potentially significant events, such as a potential data breach, including the impact of such events on our decision of whether to halt trading under the insider trading policy |
| | |   – We also broadened the group of employees subject to pre-clearance to include employees below the senior leadership team level |
| | |   – These refinements made to our trading policy and risk escalation notification procedures ensure that those with decision-making authority on trading restrictions and pre-clearance requests have notice of any potential security incident |
| | | • Our insider trading policy prohibits our directors, officers and employees from owning financial instruments or participating in investment strategies that hedge the economic risk of owning Equifax stock |
| | | • We prohibit executive officers and directors from pledging Equifax securities as collateral for loans (including margin loans) |
| **Proxy Access Bylaws** | | • Our bylaws include a proxy access provision that allows shareholders meeting certain requirements to nominate directors and have such nominees included in the proxy statement |
| **No "Poison Pill"** | | • We do not have a stockholder rights plan, or "poison pill," in place |
| **Oversight of Political Contributions and Lobbying Activities** | | • Our Governance Committee has oversight authority regarding Company political activity (including corporate political expenditures) pursuant to our political engagement policy |
| | | • We disclose aggregate annual political contributions made directly by the Company with corporate funds on our website |
| | **NEW** | In March 2019, we revised our political engagement policy to specifically address lobbying activities and our Governance Committee's oversight of such activities |

## Our Director Nominees

Our Board recommends that you vote **FOR** each of the director nominees named below for terms that expire at the 2020 Annual Meeting. This year's Board nominees include our new independent director, Heather Wilson, the Chief Data Scientist of L. Brands, Inc. The following table provides summary information about each nominee, and you can find additional information under *"Proposal 1, Election of Director Nominees"* on page 15.



**MARK W. BEGOR**
*Chief Executive Officer of Equifax Inc.*

Age: 60
Director since 2018



**MARK L. FEIDLER**
*Independent Chairman*
Founding Partner of MSouth Equity Partners
Age: 62
Director since 2007
*Committees:*
Compensation, Governance



**G. THOMAS HOUGH**
Retired Americas Vice Chair of Ernst & Young LLP
Age: 64
Director since 2016
*Committees:*
Audit (Chair)



**ROBERT D. MARCUS**
Former Chairman and Chief Executive Officer of Time Warner Cable Inc.
Age: 53
Director since 2013
*Committees:*
Compensation (Chair), Governance



**SIRI S. MARSHALL**
Retired SVP, General Counsel and Chief Governance & Compliance Officer of General Mills, Inc.
Age: 70
Director since 2006
*Committees:*
Compensation, Governance (Chair)



**SCOTT A. MCGREGOR**
Former President and Chief Executive Officer of Broadcom Corporation
Age: 62
Director since 2017
*Committees:*
Audit, Technology



**JOHN A. MCKINLEY**
Chief Executive Officer of SaferAging, Inc. and Co-Founder of LaunchBox Digital
Age: 61
Director since 2008
*Committees:*
Audit, Technology (Chair)



**ROBERT W. SELANDER**
Former President and Chief Executive Officer of Mastercard Incorporated and Mastercard International
Age: 68
Director since 2018
*Committees:*
Compensation, Technology



**ELANE B. STOCK**
Former Group President of Kimberly-Clark International
Age: 54
Director since 2017
*Committees:*
Audit, Governance

NEW


**HEATHER H. WILSON**
Chief Data Scientist of L Brands, Inc.
Age: 47
Director since Feb. 2019
*Committees:*
Technology

### BOARD NOMINEE HIGHLIGHTS

**5.4** YEARS
**AVERAGE TENURE**
OF INDEPENDENT DIRECTORS


**30%**
FEMALE DIRECTORS


**90%**
INDEPENDENT DIRECTORS

### DIRECTOR EXPERIENCES AND SKILLS

 Executive Leadership Experience


 Technology/Cybersecurity


 Finance


 Risk Management


 International Business


 Accounting


 Consumer Marketing


 Legal/Regulatory


 Strategy Development


 Mergers + Acquisitions


 Industry Knowledge


 Corporate Governance


# PROPOSALS TO BE VOTED ON

## PROPOSAL 1  Election of Director Nominees

All members of our Board are elected to serve until the next annual meeting of shareholders and until their successors have been elected and qualified. The 10 nominees for election listed below have consented to being named in this Proxy Statement and to serve if elected. This year's nominees include one new independent director, Heather Wilson, Chief Data Scientist of L Brands, Inc. All director nominees attended 75% or more of the aggregate of the meetings of the Board and of the committees of the Board on which such directors served during 2018. All of the director nominees then serving attended the 2018 Annual Meeting.

Our director nominees have a variety of backgrounds, which reflects the Board's continuing objective to achieve a diversity of perspective, experience, knowledge, ethnicity and gender. As more fully discussed under "*Director Membership Criteria and Nomination Processes*" on page 24, director nominees are considered on the basis of a range of criteria, including their business knowledge and background, reputation and global business perspective. They must also have demonstrated experience and ability that is relevant to the Board's oversight role with respect to Company business and affairs. Presented below is biographical information for each of the nominees.

THE BOARD RECOMMENDS A VOTE "**FOR**" THE ELECTION OF EACH NOMINEE LISTED BELOW.

## Our Director Nominees

### MARK W. BEGOR



**Director since 2018**
**Age 60**
**Chief Executive Officer**

Mr. Begor has served as our Chief Executive Officer and as a director since April 2018. Prior to joining Equifax, Mr. Begor was a Managing Director in the Industrial and Business Services group at Warburg Pincus, a global private equity investment firm, since June 2016. Prior to Warburg Pincus, Mr. Begor spent 35 years at General Electric Company ("GE"), a global industrial and financial services company, in a variety of operating and financial roles. During his career at GE, Mr. Begor served in a variety of roles leading multibillion dollar units of the company, including President and CEO of GE Energy Management from 2014 to 2016, President and CEO of GE Capital Real Estate from 2011 to 2014, and President and CEO of GE Capital Retail Finance (Synchrony Financial) from 2002 to 2011. Mr. Begor served on the Fair Isaac Corporation (FICO) board of directors from 2016 to 2018.

**Overview of Board Qualifications**

The Board believes that it is important to have the Company's Chief Executive Officer also serve as a director. The Board values Mr. Begor's broad depth of leadership experience, including 35 years at General Electric, and his proven track record of growing and strengthening businesses.

## MARK L. FEIDLER



**Director since 2007**
**Age 62**
**Independent**

**Independent Chairman of the Board**
**Compensation Committee**
**Governance Committee**

Founding Partner of MSouth Equity Partners, a private equity firm based in Atlanta, since February 2007. Mr. Feidler was President and Chief Operating Officer and a director of BellSouth Corporation, a telecommunications company, from 2005 until January 2007. Mr. Feidler served as its Chief Staff Officer during 2004. From 2001 through 2003, Mr. Feidler was Chief Operating Officer of Cingular Wireless and served on the Board of Directors of Cingular from 2005 until January 2007.

**Other Public Directorships**

- New York Life Insurance Company (Lead Director)

**Overview of Board Qualifications**

Mr. Feidler has extensive operating, financial, legal and regulatory experience through his prior position with a major regional telecommunications company, as well as expertise in private equity investments and acquisitions. This background is relevant to us as we market our products to companies in telecommunications and other vertical markets, while his private equity experience is relevant to our new product development, marketing and acquisition strategies. His public company operating experience and background in financial, accounting, technology and risk management are an important resource for our Board.

## G. THOMAS HOUGH



**Director since 2016**
**Age 64**
**Independent**

**Audit Committee (Chair)**

Retired Americas Vice Chair of Ernst & Young LLP, an international public accounting firm. He was Vice Chair of Assurance Services of Ernst & Young from 2009 to July 2014, and Americas Vice Chair until his retirement in September 2014. Mr. Hough joined Ernst & Young in 1978 and became a partner in 1987. During his career at Ernst & Young, he led various teams across the firm, including serving as Vice Chair and Southeast Area Managing Partner from 2000 to 2009 and Vice Chair of Human Resources from 1996 to 2000.

**Other Public Directorships**

- Publix Super Markets, Inc.
- Federated Fund Family
- Haverty Furniture Companies, Inc.

**Overview of Board Qualifications**

Mr. Hough brings invaluable experience in audit, accounting, finance and corporate governance. His background in financial accounting and risk management, including leadership experience at a major international accounting firm, is of particular importance to our Board.

## ROBERT D. MARCUS



**Director since 2013**
**Age 53**
**Independent**

**Compensation Committee (Chair)**
**Governance Committee**

Former Chairman and Chief Executive Officer of Time Warner Cable Inc., a provider of video, high-speed data and voice services, from January 2014 until the company was acquired by Charter Communications in May 2016. He was named a director of Time Warner Cable Inc. in July 2013 and served as President and Chief Operating Officer from 2010 to 2013. Prior thereto, he was Senior Executive Vice President and Chief Financial Officer from January 2008 and Senior Executive Vice President from August 2005. Mr. Marcus joined Time Warner Cable Inc. from Time Warner Inc. where he held various senior positions from 1998. From 1990 to 1997, he practiced law at Paul, Weiss, Rifkind, Wharton & Garrison.

**Other Public Directorships**

- Ocean Outdoor Limited

**Overview of Board Qualifications**

Mr. Marcus has extensive operating, financial, legal and regulatory experience through his position as Chairman and CEO of Time Warner Cable, as well as expertise in mergers and acquisitions. This background is relevant to us as we market our products to data and telecommunications companies and other vertical markets. His public company operating and finance experience and background in legal and regulatory matters are an important resource for our Board.

## SIRI S. MARSHALL



Director since 2006
Age 70
Independent

Compensation Committee
Governance Committee
(Chair)

Retired Senior Vice President, General Counsel, Secretary and Chief Governance and Compliance Officer of General Mills, Inc., a global diversified foods maker and distributor, where she served in that position from 1994 until her retirement in January 2008. She is on the Board of Directors of Direct Relief and the Yale Law School Center for the Study of Corporate Law, and on the Board of Advisors of Manchester Capital Management, Inc. During the past five years, Ms. Marshall also served as a director of Ameriprise Financial, Inc., a diversified financial services company, Alphatec Holdings, Inc., a provider of spinal fusion technologies, BioHorizons, Inc., a dental implant and biologics company, and as a Distinguished Advisor to the Straus Institute for Dispute Resolution. In February 2011, Ms. Marshall received the Sandra Day O'Connor Board Excellence Award from DirectWomen.

**Overview of Board Qualifications**

Ms. Marshall's over 13 years of executive experience at General Mills provides a valuable perspective on our organizational management, legal, compliance, regulatory and government affairs, consumer products business and corporate governance. The Board particularly values her broad experience with other public company boards, including as a director of a large financial institution, as well as her perspective and insight gained through her service on the executive, compensation and governance committees of other public companies and her leading role in corporate law and dispute resolution matters.

## SCOTT A. MCGREGOR



Director since 2017
Age 62
Independent

Audit Committee
Technology Committee

Former President, Chief Executive Officer and Director of Broadcom Corporation, a world leader in wireless connectivity, broadband and networking infrastructure. Mr. McGregor served in those positions from 2005 until the company was acquired by Avago in 2016. From 2016 to 2017, Mr. McGregor served on the board of directors of Xactly Corporation. Mr. McGregor served on the board of directors of Ingram Micro, Inc. from 2010 to 2016. From 2001 to 2005, Mr. McGregor served as President and Chief Executive Officer of the Philips Semiconductors division of Royal Philips Electronics. Prior thereto, Mr. McGregor was head of Philips Semiconductors' Emerging Business unit from 1998. Mr. McGregor served in various senior management positions of Santa Cruz Operations, Inc. from 1990 to 1997.

**Other Public Directorships**

- Applied Materials, Inc.

**Overview of Board Qualifications**

Mr. McGregor has extensive executive management, cybersecurity, information technology and risk management experience gained in over ten years as President and Chief Executive Officer of Broadcom and in senior positions at Royal Philips Electronics. This experience is particularly important to us as we continue to focus on strengthening our data security.

## JOHN A. MCKINLEY



Director since 2008
Age 61
Independent

Audit Committee
Technology Committee
(Chair)

Chief Executive Officer of SaferAging, Inc., a senior care service provider based in Washington, D.C., and Co-founder of LaunchBox Digital, a venture capital firm in Washington, D.C. Mr. McKinley was Chief Technology Officer of News Corporation from July 2010 to September 2012. He was President, AOL Technologies and Chief Technology Officer from 2003 to 2005 and President, AOL Digital Services from 2004 to 2006. Prior thereto, he served as Executive President, Head of Global Technology and Services and Chief Technology Officer for Merrill Lynch & Co., Inc., from 1998 to 2003; Chief Information and Technology Officer for GE Capital Corporation from 1995 to 1998; and Partner, Financial Services Technology Practice, for Ernst & Young International from 1982 to 1995.

**Overview of Board Qualifications**

The Board highly values Mr. McKinley's extensive background in managing complex global technology operations as chief technology officer at a number of leading global companies. These skills are highly relevant to the Board's oversight of risks and opportunities in our technology operations, including data and cybersecurity, risk management and capital investments. The Board also values his technology and industry experience gained from his twelve years as a partner in Ernst & Young's financial services technology practice, as well as his entrepreneurial insights.

## ROBERT W. SELANDER



**Director since 2018**
**Age 68**
**Independent**

**Compensation Committee**
**Technology Committee**

Former President and Chief Executive Officer of Mastercard Incorporated and Mastercard International from 1997 to 2010. He joined Mastercard International Inc. in 1994, where he served as President of Mastercard's Europe, Middle East, Africa and Canada regions until his appointment as President and Chief Executive Officer. Prior to Mastercard, he spent 20 years with Citicorp/Citibank, N.A., where he held several leadership positions including managing parts of Citibank's Consumer Financial Services business in the United States, Brazil, Puerto Rico and the United Kingdom.

**Other Public Directorships**

- HealthEquity, Inc. (Independent Chairman)
- The Western Union Company

**Overview of Board Qualifications**

Mr. Selander has extensive global business, leadership and financial services experience gained in over 13 years as President and Chief Executive Officer of Mastercard Incorporated and Mastercard International and in senior positions at Citibank. Mr. Selander also has substantial board of director experience having served as a director of Mastercard Incorporated, Mastercard International, the Hartford Financial Services Group, Inc., The Western Union Company and HealthEquity, Inc.

## ELANE B. STOCK



**Director since 2017**
**Age 54**
**Independent**

**Audit Committee**
**Governance Committee**

Former Group President of Kimberly-Clark International, a division of Kimberly-Clark Corporation, a leading global consumer products company. She served in that position from 2014 until January 2017. From 2012 to 2014, Ms. Stock was the Global President for Kimberly-Clark Professional, and from 2010 to 2012, she was the Chief Strategy Officer of Kimberly-Clark Corporation. Prior to Kimberly-Clark, Ms. Stock was the National Vice President of Strategy for the American Cancer Society from 2008 to 2010 and Regional Manager of Georgia Pacific's (Koch Industries) Color-Box business from 2007 to 2008. From 1992 to 2001 and 2005 to 2007, she held progressive management positions at McKinsey & Company, including managing partner of the Dublin, Ireland office.

**Other Public Directorships**

- YUM! Brands, Inc.
- Reckitt Benckiser Group PLC

**Overview of Board Qualifications**

Ms. Stock brings extensive strategy, diversified operations and multi-national experience in leading global consumer and B2B businesses. Her expertise in branding, marketing, sales, strategic planning and international business development is particularly important as Equifax develops and markets new products and services for consumers and businesses across the world.

## HEATHER H. WILSON



**Director since 2019**
**Age 47**
**Independent**

**Technology Committee**

Chief data scientist of L Brands, Inc., an American fashion retailer, since 2016. From 2012 to 2016, Ms. Wilson served as chief data officer at American International Group, Inc. (AIG). From 2010 to 2012, she was chief data officer of Citigroup and Global Head of Decision Sciences. Prior thereto, Ms. Wilson was global head of innovation and advanced technology at Kaiser Permanente from 2007 to 2010.

**Overview of Board Qualifications**

The Board highly values Ms. Wilson's technology experience, executive leadership and expertise in analytics, data science and artificial intelligence. Her technological insight, particularly her deep knowledge of data science and its impact on business transformation across several industries, is of tremendous value to our company, our Board and our customers as we execute our multi-year technology transformation and implement our business imperatives. Ms. Wilson has also been a steady supporter of diversity, launching the Kaiser Permanente Women in Technology group, serving as an executive member of Citi4Women at Citigroup, founding the Global Women in Technology at AIG and acting as executive sponsor of Girls Who Code.

## Board Skills Matrix

The Board skills matrix below represents some of the key skills that our Board has identified as particularly valuable to the effective oversight of the Company and the execution of our strategy. This matrix highlights the depth and breadth of the skills of our directors standing for election.

| Experience, Expertise or Attribute | Begor | Feidler | Hough | Marcus | Marshall | McGregor | McKinley | Selander | Stock | Wilson |
|---|---|---|---|---|---|---|---|---|---|---|
| *Executive Leadership & Business Operations* | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| *CEO Experience* | ✔ | | | ✔ | | ✔ | ✔ | ✔ | | |
| *CFO Experience* | ✔ | | | ✔ | | | | | | |
| *CTO Experience* | | | | | | | ✔ | | | |
| *EFX Industry Knowledge* | ✔ | | | | | | ✔ | ✔ | | |
| *Technology/Cybersecurity* | | ✔ | | ✔ | | ✔ | ✔ | ✔ | | ✔ |
| *Finance/Financial Industry* | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | |
| *Accounting* | | ✔ | ✔ | ✔ | | | | | | |
| *Risk Management* | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| *International Business* | ✔ | ✔ | ✔ | | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| *Strategy Development* | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| *Mergers & Acquisitions* | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | |
| *Consumer Marketing* | ✔ | ✔ | | ✔ | ✔ | | | ✔ | ✔ | ✔ |
| *Legal/Regulatory* | | ✔ | | ✔ | ✔ | | | | | |
| *Corporate Governance* | | ✔ | ✔ | ✔ | ✔ | ✔ | | ✔ | ✔ | |

# BOARD LEADERSHIP & CORPORATE GOVERNANCE

## Equifax Corporate Governance

Our Board of Directors and management team are committed to achieving and maintaining high standards of corporate governance, ethics and integrity. We conduct our business in a manner that is socially responsible, value-based and in compliance with the law. We periodically review our governance policies and practices against evolving standards and make changes as appropriate. We also value the perspectives of our shareholders and other stakeholders, including our employees and the communities in which we operate, and take steps to implement their points of view when warranted.

Investor engagement over the last several years has prompted review of and changes to our governance practices, and our Board remains committed to continuous improvement. See "*Corporate Governance Highlights*" on pages 12-13 for a summary of our key governance practices. In addition, following our 2018 Annual Meeting, we conducted investor outreach meetings with shareholders representing approximately 57% of our shares. Our Independent Chairman, Mark Feidler, participated in one-on-one investor meetings, during which we discussed a number of business and governance-related topics, including Board refreshment and skill sets, company culture and cultural changes, risk oversight, human capital management, executive compensation and corporate governance. Those conversations provided valuable insight that has informed the Board's decision-making on several of the improvements to our corporate governance described in this Proxy Statement.

The following sections summarize our corporate governance policies and practices including our Board leadership structure, our criteria for director selection and the responsibilities and activities of our Board and its committees. Our corporate governance documents, including the Governance Guidelines, our Board committee charters and our Code of Ethics and Business Conduct applicable to directors, officers and employees, are available at https://www.equifax.*com/about-equifax/corporate-governance*, or in print upon request to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000. The Code of Ethics and Business Conduct provides our policies and expectations on a number of topics, including our commitment to good citizenship, providing transparency in our public disclosures, prohibiting insider trading, avoiding conflicts of interest, honoring the confidentiality of sensitive information, preservation and use of Company assets, compliance with all laws and operating with integrity in all that we do.

## Board Leadership Structure

The Board annually reviews its leadership structure, and our governance documents provide the Board with the flexibility to select the appropriate leadership structure for us at any given time. In prior years, the roles of Chairman and CEO were combined. However, after the 2017 cybersecurity incident, and simultaneous with the appointment of our interim CEO, the Board determined to adjust its leadership structure to separate the roles of Chairman and CEO. Mark Feidler, who had previously served as a leader for the independent directors in his role as Presiding Director, was elected to the role of Independent Chairman. The Board concluded that this new structure would allow our then-interim CEO to focus his attention on leading the Company's response to the 2017 cybersecurity incident and efforts to rebuild trust with shareholders, consumers, customers and other stakeholders.

In connection with the appointment of Mr. Begor as our CEO, the Board re-evaluated the leadership structure and determined to retain the current structure of separate Chairman and CEO roles, with Mr. Feidler continuing to serve as our Independent Chairman. This structure provides for direct independent oversight of management and clearly delineates the role of the Board as a source of insight and oversight for management. The Board believes this leadership structure, which also includes a majority independent Board and fully independent Board committees, best serves the objectives of the Board's independent oversight of the Company's business and affairs at this time.



**INDEPENDENT CHAIRMAN OF THE BOARD**

Mark Feidler

The role and responsibilities of Independent Chairman include:

- Calling meetings of the full Board or of the non-management directors
- Establishing the agenda for each Board meeting, in coordination with the CEO
- Presiding at all meetings of the Board
- Advising the CEO of decisions reached and suggestions made at the executive sessions of the non-management directors
- Facilitating communication between the directors and with the CEO
- Meeting directly with management and other employees of the Company
- Calling special meetings of shareholders
- Presiding at meetings of shareholders
- Being available for consultation and direct communication with shareholders

### Annual Self-Evaluations

Our Board continually seeks to improve its performance. We have a rigorous annual Board and committee self-evaluation process, which presents the opportunity to examine the Board's effectiveness and practices and identify areas for improvement. Our Governance Committee annually reviews and recommends the specific format to use for that year's Board evaluation.

| Questionnaire | One-on-One Discussion with Independent Chairman | Committee/Full Board Sessions | Independent Consultant Reviews Evaluation |
|---|---|---|---|
| Under the standard process, each director completes written Board and committee evaluation questionnaires.<br><br>The questionnaire responses are then aggregated without individual attribution. | Our Independent Chairman references the response summaries and conducts a one-on-one discussion with each director regarding Board and committee effectiveness and engagement. | Following these individual discussions, each committee and the full Board conducts a self-evaluation discussion in non-management executive sessions. | Periodically, the Board engages an outside consultant to facilitate the Board and committee self-evaluation process. |

### Board Evaluation Process for 2018-2019

The Board periodically engages an independent consultant to facilitate its annual Board and committee self-evaluation process, as it did most recently in connection with the 2017-2018 review cycle. This year, based upon the recommendation of the Governance Committee, the Board determined it was appropriate to implement the standard process for the 2018-2019 evaluation process. Under the standard process, each director completed written Board and committee evaluation questionnaires. The questionnaire responses were then aggregated by the Office of Corporate Secretary without individual attribution and reviewed by the Independent Chairman as well as the committee chairs. The Independent Chairman then participated in one-on-one discussions with each of the other directors, during which they discussed the response summaries. The Independent Chairman reviewed the evaluation results with the full Board of Directors in February 2019. Following review, the Board and its committees identified various opportunities to strengthen the effectiveness of the Board's practices, structures, competencies and communications. For example, in response to feedback discussed as part of the Governance Committee self-evaluation, the Governance Committee identified an opportunity to enhance the new director orientation process by designating a member of the Board to participate in a one-on-one onboarding session with each new director.

## Committees of the Board of Directors

The Board has four standing committees, all of which are comprised of independent directors as defined in the New York Stock Exchange ("NYSE") rules. The Board appoints committees to help carry out its duties and work on key issues in greater detail than is generally possible at Board meetings. Committees regularly review the results of their meetings with the Board. In 2018, the full Board held 18 meetings and the standing committees held a total of 34 meetings.

### Committee Composition

| | | Committee Memberships | | | |
|---|---|---|---|---|---|
| **Name** | **Independent** | **Audit** | **Compensation** | **Governance** | **Technology** |
| Mark W. Begor | | | | | |
| Mark L. Feidler ⚑ | ✔ | | ● | ● | |
| G. Thomas Hough | ✔ | C 🖩 | | | |
| Robert D. Marcus | ✔ | | C | ● | |
| Siri S. Marshall | ✔ | | ● | C | |
| Scott A. McGregor | ✔ | ● 🖩 | | | ● |
| John A. McKinley | ✔ | ● 🖩 | | | C |
| Robert W. Selander | ✔ | | ● | | ● |
| Elane B. Stock | ✔ | ● 🖩 | | ● | |
| Heather H. Wilson | ✔ | | | | ● |
| **Meetings held in 2018** | | 8 | 9 | 9 | 8 |

⚑ = Independent Chairman

🖩 = Audit Committee Financial Expert

C = Committee Chair

## Committee Responsibilities

Each committee operates pursuant to a written charter which is available on the Company's website at *www.equifax.com/about-equifax/corporate-governance*. The following summarizes the oversight responsibilities of each committee:

| | |
|---|---|
| **Audit Committee** | • Direct authority to appoint, review and discharge our independent auditors<br>• Reviews and pre-approves the services provided by our independent auditors and reviews the independence of that firm<br>• Reviews our audited and unaudited financial statements, earnings press releases and financial information and discusses the same with our independent auditors and management<br>• Reviews the integrity of our financial reporting process and the adequacy and effectiveness of our financial and information technology controls<br>• Oversees our regulatory compliance program and administers our Code of Ethics and Business Conduct<br>• Reviews our policies related to enterprise risk assessment and risk management<br>• Oversees our internal audit function<br>• Meets separately with the internal and external auditors to ensure full and frank communications with the Committee<br>• Coordinates with the Technology Committee on risk management with respect to cybersecurity |
| **Compensation Committee** | • Approves and oversees our executive compensation programs and policies<br>• Determines executive officer compensation<br>• Oversees an annual risk assessment of our compensation programs<br>• Approves employee compensation and benefit plans<br>• Monitors the effectiveness and funded status of our retirement and 401(k) plans<br>• Advises management and the Board on succession planning and other significant human resources matters<br>• Establishes and reviews compliance with the Company's stock ownership guidelines<br>• Reviews and approves the creation or revision of any clawback policy<br>• Reviews the CD&A and other proxy statement disclosures related to executive compensation, and determines whether to recommend to the Board the inclusion of the CD&A in the proxy statement |
| **Governance Committee** | • Reviews and makes recommendations to the Board regarding director nominees and director independence<br>• Makes recommendations to the Board with respect to Board and committee organization, membership and function<br>• Oversees an annual review of the effectiveness of the Board and its committees<br>• Recommends to the Board, and monitors compliance with, our Governance Guidelines and other corporate governance matters<br>• Exercises oversight of director compensation program and makes recommendations on such compensation for approval of the Board<br>• Reviews and discusses with management the Company's responses to shareholder proposals or determines another committee of the Board appropriately responsible for reviewing a particular proposal |
| **Technology Committee** | • Oversees cybersecurity and technology-related risk management in coordination with the Audit Committee<br>• Oversees our technology strategy and significant technology investments<br>• Receives regular reports directly from the CISO, the CTO and the internal audit department, including in executive session without other members of management present<br>• Makes recommendations to the Board as to scope, direction, quality, investment levels and execution of technology strategies<br>• Oversees engagement of outside advisors to review the Company's cybersecurity program<br>• Provides guidance on technology as it may pertain to, among other things, investments, mergers, acquisitions and divestitures, research and development investments, key competitor and partnership strategies and security concerns |

## Director Independence

Our Governance Guidelines provide that a substantial majority of our Board should be independent. Our Guidelines for Determining the Independence of Directors, which may be accessed on our website at *www.equifax.com/about-equifax/corporate-governance*, meet or exceed the requirements of Securities and Exchange Commission ("SEC") rules and regulations and the NYSE listing standards.

The Board has affirmatively determined that all director nominees (other than our CEO, Mr. Begor) are independent under the applicable NYSE listing standards, SEC rules and our Guidelines for Determining the Independence of Directors. In making these determinations, the Board considered the types and amounts of the commercial dealings between the Company and the companies and organizations with which the directors are affiliated. The Board views the independence analysis as an ongoing consideration and will continue to monitor these relationships.

Each director is an equal participant in decisions made by the full Board. All of our standing Committees are comprised solely of independent directors.

# Board Refreshment and Succession Planning

The Governance Committee regularly assesses the requirements of the Board and makes recommendations regarding its size, composition and structure. The Governance Committee is focused on how the experience and skill set of each individual director complements those of fellow directors to create a balanced Board with diverse viewpoints, skills and expertise and reflecting a diversity of experiences, gender, ethnicity and age. As part of its ongoing strategic review regarding Board refreshment, the Governance Committee seeks to anticipate future needs for expertise in new and emerging markets, security, technology and regulatory compliance, while also enhancing the diversity on our Board. Among other things, the Governance Committee considers committee composition and chair rotation as part of its overall succession planning process.

Since the 2017 cybersecurity incident, the Governance Committee and the Board have actively sought new directors that can provide valuable guidance as the Company continues to focus on strengthening the Company's core technology and security competencies and executing on our EFX2020 multi-year business transformation strategy. The Board believes that the additions of Scott McGregor in October 2017, Robert Selander in March 2018 and Heather Wilson in February 2019 provide our Board with additional broad-based executive management experience, as well as enhanced expertise in security, technology, risk management, data and analytics.

## Board Tenure and Refreshment

Pursuant to our Bylaws and Governance Guidelines, we have a mandatory retirement age of 72 (65 for employee-directors) after which a director will not be elected or re-elected unless he or she continues in a position or in business or professional activities or possesses special qualifications that the Governance Committee and Board determine would be of substantial benefit to the Company. The following table shows the tenure of our non-management directors, which is well distributed to create a balanced Board, with five new independent directors joining the Board over the last three years. Since 2013, we have decreased the average tenure of our independent director nominees from 10.4 years to 5.4 years. Individual and average tenure information for our Board (following election of the nine independent director nominees named in this Proxy Statement at the 2019 Annual Meeting) is as follows:

**TENURE OF NON-MANAGEMENT DIRECTORS**



# Committee Tenure and Refreshment

The Governance Committee is responsible for reviewing the composition of committees of the Board. In its review of committee composition, the Governance Committee considers the responses collected during the Board and committee annual self-evaluations, as well as the past experience and relevant skills of each director. Since the 2017 cybersecurity incident, the Governance Committee and the Board have placed a renewed emphasis on refreshing the committees of the Board to ensure each committee has the appropriate relevant mix of skills and experience. Following the 2017 cybersecurity incident, each of the four standing committees of the Board is comprised of at least 50% of directors who were not members of such committee prior to September 2017. In particular, three of the four Technology Committee members joined the Board after September 2017. Individual tenure information for each committee is as follows:

**TENURE OF AUDIT AND TECHNOLOGY COMMITTEE MEMBERS**



## Director Membership Criteria and Nomination Processes

### Process for Identifying and Evaluating Director Nominees

When the need to fill a new Board seat or vacancy arises, the Governance Committee proceeds in the manner it deems appropriate to identify a qualified candidate or candidates. Candidates may be identified through the engagement of an outside search firm, recommendations from independent directors, the Chairman of the Board, management or other advisors to the Company, and recommendations by shareholders. The Governance Committee Chair and Chairman of the Board are provided with copies of the resumes for any potential candidates so identified and review them as appropriate with the Governance Committee, our CEO and the full Board. Our most recent addition to the Board, Heather Wilson, was identified as a potential candidate by an outside search firm.

Our Governance Committee determines the selection criteria and qualifications for director nominees. As set forth in our Governance Guidelines, these criteria include, among other things, a director candidate's integrity and ethical standards, independence from management, the ability to provide sound and informed judgment, a history of achievement that reflects superior standards and willingness to commit sufficient time. With respect to the last three additions to the Board, the Governance Committee was also very focused on expertise in data security, risk management, data and analytics and information technology. Since 2018, cybersecurity is one of the skills that the Governance Committee considers in its assessment of Board membership criteria. The Governance Committee and the Board also consider whether the candidate is independent under the standards described under "*Director Independence*" on page 22 and whether the candidate is financially literate.

Although the Committee does not have a formal diversity policy for Board membership, it considers whether a director nominee contributes or will contribute to the Board in a way that can enhance the perspective and experience of the Board as a whole through, among other things, diversity in gender, age, ethnicity and professional experience. When current Board members are considered for nomination for re-election, the Committee also takes into consideration their prior Board contributions, performance and meeting attendance records. The effectiveness of the Board's skills, expertise and background, including its diversity, is also considered as part of the Board's annual self-assessment.

Directors are limited to service on four other public company boards, not including our Board. Audit Committee members may not serve on the audit committee of more than three public companies absent a Board determination that such service will not impair the ability of such member to serve effectively on the Company's Audit Committee. In addition, when our CEO is a member of our Board, he or she may not serve on more than two other public company boards.

### Procedures for Shareholders to Recommend Director Nominees

The Governance Committee will consider for possible nomination qualified Board candidates that are submitted by our shareholders using the same process that applies to candidates identified by other sources. Shareholders wishing to make such a submission may do so by sending the following information to the Governance Committee by November 23, 2019, c/o Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302: (1) a nomination notice in accordance with the procedures set forth in Section 1.12 of our Bylaws; (2) a request that the Governance Committee consider the shareholder's candidate for inclusion in the Board's slate of nominees for the applicable meeting; and (3) along with the shareholder's candidate, an undertaking to provide all other information the Committee or the Board may request in connection with their evaluation of the candidate. See "*How do I submit a proposal or director nominee for the 2020 Annual Meeting of Shareholders?*" on page 79. A copy of our Bylaws is available on our website at *www.equifax.com/about-equifax/corporate-governance* or by writing to the Corporate Secretary.

Any shareholder's nominee must satisfy the minimum qualifications for any director described above in the judgment of the Governance Committee and the Board. In evaluating shareholder nominees, the Committee and the Board may consider all relevant information, including the factors described above, and additionally may consider the size and duration of the nominating shareholder's holdings in the Company; whether the nominee is independent of the nominating shareholder and able to represent the interests of the Company and its shareholders as a whole; and the interests and/or intentions of the nominating shareholder.

## Director Orientation and Continuing Education

Upon joining our Board, directors participate in an orientation program regarding our Company, including business operations, strategy, regulation, governance and company policies. New for 2019, an existing member of our Board will be designated to participate in the orientation process and conduct a one-on-one session with each new director. In addition to the onboarding process, members of senior management regularly present reports at Board meetings and review the operating plan and strategy of each of our business units and the Company as a whole, as well as provide periodic training sessions regarding regulatory compliance and governance issues. The Board also conducts periodic visits to our key facilities and Board members participate in crisis management simulations and/or training with management. Board members also may attend outside director continuing education programs at Company expense to assist them in keeping pace with developments in corporate governance and other critical issues relating to the operations of public company boards. In 2018, the Board implemented enhanced Board-level engagement with respect to data security education and crisis management planning, including in connection with our new director orientation program.

## Management Succession Planning and Talent Development Process

Our Board is accountable for the development, implementation and continual review of a succession plan for the CEO and other executive officers. As part of its responsibilities under its charter, the Compensation Committee oversees the succession planning process for the CEO and the senior leadership team. The process ensures that critical business capabilities are safeguarded, executive development is prioritized and strategic talent is leveraged to focus on current and new business imperatives. In light of the appointment of a new CEO last year, the Compensation Committee has undertaken refreshed succession and development plans, including continued practices such as monitoring each of the CEO's direct reports for high potential internal CEO succession candidates, all of whom have ongoing exposure to the Board and are reviewed annually with the Board by the CEO and the Chief Human Resources Officer. The Compensation Committee and the Board also review the foregoing in executive session on a regular basis.

## How We Manage Risk

We have a comprehensive enterprise-wide risk management ("ERM") program focused on the application of controls over the following risk types:

- operational
- financial
- legal and regulatory compliance

- reputational
- technology
- privacy

- data security
- strategic
- other risks that could adversely affect our business

In an effort to strengthen our ERM program, we have implemented an enterprise risk management framework based on the "three lines of defense" model for establishing effective checks and balances, which is used by leading financial institutions.



# LINES OF DEFENSE

### 1.
#### OPERATIONAL

The first line of defense, the operational line, is the business unit or corporate support unit, such as IT, data security, finance and human resources. Business unit and corporate support unit leaders are directly responsible for managing risks and controls in their processes.

### 2.
#### RISK & COMPLIANCE

The second line of defense provides risk and regulatory compliance oversight, and is primarily comprised of the Risk Office and the Enterprise Compliance Office. They have a direct reporting line to the Board of Directors and are responsible for establishing frameworks, policies and standards, performing independent risk-based monitoring and testing, and independently identifying and assessing material risks, including IT and data security risks.

### 3.
#### INTERNAL AUDIT DEPARTMENT

The third line of defense, the internal audit department, as supplemented by third party support, audits the effectiveness of the oversight of the second line of defense and performs direct audits of the first line of defense. Internal audit is responsible for providing the Audit and Technology Committees and senior management with an independent assessment and assurance regarding the design and effectiveness of the risk management framework.

The implementation and execution of our ERM program is supervised by our Risk Office, with each business unit and corporate support unit having primary responsibility for assessing and mitigating risks within its respective areas of responsibility. Our recently-appointed SVP for Enterprise Risk and Compliance leads the Risk Office and meets regularly with the Board, the Audit Committee and the Technology Committee. An ERM team within the Risk Office develops, enhances, deploys and manages risk program elements.



**ERM MATTERS ARE REPORTED TO:**

| Full Board annually | Audit Committee at least four times a year | CEO and senior leadership team at least quarterly |

## Board Oversight of Risk

Our Board oversees risk management at the Company. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one of its committees.

The risk management roles and responsibilities of the Board and its committees are:



**BOARD OF DIRECTORS**

- Monitors our "tone at the top" and risk culture and oversees principal risks facing the Company
- On an annual basis, the Board performs an enterprise risk assessment with management to review the principal risks and monitors the steps management is taking to map and mitigate these risks
  - The Board then sets the general level of risk appropriate for the Company through business strategy reviews
  - Risks are assessed throughout the business, focusing on (i) financial, operational and strategic risks, and (ii) ethical, legal, privacy, data security (including cybersecurity), regulatory and other compliance risks

**Audit Committee**

- Reviews risks related to financial reporting; discusses material violations, if any, of our ethics, legal, regulatory and other compliance policies
- Considers our annual audit risk assessment which identifies internal control risks and drives the internal and external audit plan for the ensuing year
- Considers the impact of risk on our financial position and the adequacy of our risk-related internal controls
- Coordinates with Technology Committee on data security risks

**Technology Committee**

- Reviews cybersecurity and technology-related risks
- Coordinates with Audit Committee on data security risks

**Governance Committee**

- Focuses on corporate governance risks, including evaluation of our leadership and risk oversight structure to ensure that it remains the optimal structure for our Company and shareholders
- Oversees our political engagement policy and reviews our political expenditures on an annual basis

**Compensation Committee**

- Reviews compensation, human resource and management succession risks, as summarized under "*Management of Compensation-Related Risk*" on page 48

## Related Person Transaction Policy

The Board has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater than 5% beneficial owners and their respective immediate family members (each, a "Related Person"), where the amount of the transaction is expected to exceed $120,000 in a single calendar year. The policy provides that the Audit Committee reviews transactions subject to the policy and decides whether or not to approve or ratify those transactions. In doing so, the Audit Committee determines whether the transaction is in the best interests of the Company. In making that determination, the Audit Committee takes into account the following, among other factors it deems appropriate:

- the extent of the Related Person's interest in the transaction;
- whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances;
- the benefits to the Company;
- the availability of other sources for comparable products or services; and
- the terms of the transaction.

The Governance Committee also determines the impact or potential impact on a director's independence in the event the Related Person is a director, an immediate family member of a director, or an entity in which a director is a partner, shareholder or executive officer.

## Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Shareholders

During 2018, the Company was not a participant in any transaction or series of transactions in which the amount involved did or may exceed $120,000 in which any Related Person had or will have a direct or indirect material interest, other than the compensation arrangements (including with respect to equity compensation) described in "*Executive Compensation*" beginning on page 30 and "*Director Compensation*" on page 69.

# PROPOSAL 2 Advisory Vote to Approve Named Executive Officer Compensation

## Summary

As we do each year, and as required by Section 14A of the Securities Exchange Act, we are seeking advisory shareholder approval of the compensation of our named executive officers ("NEOs") as disclosed in the section of this Proxy Statement titled "*Executive Compensation*" beginning on page 30. This vote is commonly referred to as "say-on-pay." Shareholders are being asked to vote on the following advisory resolution:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Equifax's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material)."

Our executive compensation program aligned closely with our performance and shareholder interests.

| | |
|---|---|
| **We provide competitive pay opportunities that reflect best practices and strong governance standards** *(See pages 35-36 for details)* | • The Compensation Committee annually reviews our executive compensation program to ensure that it provides competitive pay opportunities for executives who drive operating performance and that the program demonstrates a commitment to strong corporate governance. Attracting and retaining the right talent remains a high priority for us as we focus on executing the strategic initiatives that underpin EFX2020, our multi-year business transformation strategy<br>• The Committee establishes appropriate performance targets based on our strategic and operating plans and achievement of targets in the prior year<br>• The Committee retains an independent compensation consultant to assist in aligning our program with our shareholders' interests and current market practices, and to guard against programs that create any inappropriate or excessive risk likely to have a material adverse effect on the Company |
| **We made changes to our 2018 and 2019 compensation programs to further align pay with our strategic initiatives and the interests of shareholders and the Company** *(See page 33 for details)* | • In response to shareholder feedback and the Committee's review of the program, the Committee made a number of changes to the 2018 and 2019 compensation programs, highlighted below:<br>*2018*<br>  – The Committee added a cybersecurity performance metric to the 2018 annual incentive plan ("AIP") that can reduce, but not increase, payouts based on performance against our security goals<br>  – The Board adopted an enhanced compensation clawback policy that allows the Company to recover incentive compensation in the event of misconduct or failure of oversight that results in significant financial or reputational harm<br>  – The Committee eliminated from the long-term incentive award mix performance shares tied to three-year cumulative Adjusted EPS from the long-term incentive plan to avoid any incentive to limit spending on cybersecurity<br>*2019*<br>  – The Committee determined that our NEOs will not receive any increase to base salary or target bonus opportunity for 2019. The only compensation increases for our NEOs for 2019 relate to our long-term incentive program, which creates greater focus on stock price and multi-year performance and thereby enhances alignment between management and shareholders<br>  – The Committee adopted a new Change in Control Severance Plan (the "CIC Plan") for senior executives, including our NEOs other than Mr. Begor, whose change in control protections as contained in his employment agreement were already aligned with the core provisions of the CIC Plan<br>  – All executives with individual change in control agreements (the "CIC Letter Agreements") agreed to give up their individual agreements and become subject to the new CIC Plan<br>  – Following elimination of the CIC Letter Agreements:<br>    • The severance multiple upon a change in control was set a 2x for all executives other than the CEO, reflecting a decrease from the 3x multiple payable under certain CIC Letter Agreements<br>    • We do not offer tax gross-up benefits in connection with a change in control<br>• In connection with our EFX2020 strategy, the Committee reformulated the long-term incentive program and adopted the 2019 Equifax Transformation Leadership Program in order to align incentives with our near- and long-term goals |

| | |
|---|---|
| **Our performance-based compensation program has delivered payouts that align with performance** <br> *(See page 44 for details)* | • Awards to our NEOs under the 2018 annual incentive plan paid out at or below target, reflecting performance versus financial, strategic and individual goals <br> • The equity granted to our NEOs (other than RSUs) is subject to performance and can result in no payout if goals are not met or stock option exercise price is not exceeded. As a result: <br>   – The 2016 performance share grant that measured three-year relative TSR paid out at 27.5% of target <br>   – The 2017 TSR performance share grant was tracking below threshold (no payment) at December 31, 2018 <br>   – The 2017 performance share grant that measures three-year cumulative Adjusted EPS was tracking below threshold (no payment) at December 31, 2018 <br>   – The 2018 TSR performance share grant was tracking near threshold (payout of 53%) at December 31, 2018 <br>   – Stock options granted in 2017 and 2018 were underwater (exercise price above the stock price) as of December 31, 2018 |

# Board Recommendation

Our Board believes that the information provided above and within the "*Executive Compensation*" section of this Proxy Statement demonstrates that our executive compensation program is designed appropriately and is working to ensure that management's interests are aligned with those of our shareholders and support long-term value creation.

Although the vote is non-binding, the Board of Directors and the Compensation Committee will review the voting results in connection with their ongoing evaluation of Equifax's executive compensation program.

**THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE RESOLUTION SET FORTH ABOVE.**

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis


### Quick Reference

To assist shareholders in finding important information, this Compensation Discussion and Analysis (CD&A) section is organized as follows:


This CD&A discusses the compensation decisions for the NEOs listed in the Summary Compensation Table on page 52 of this Proxy Statement. The NEOs are:

| NEO | Position in 2018 | Years in Position at End of 2018 (rounded) | Years of Service at End of 2018 (rounded) |
| --- | --- | --- | --- |
| Mark W. Begor | Chief Executive Officer | 1 | 1 |
| John W. Gamble, Jr. | Corporate Vice President and Chief Financial Officer | 5 | 5 |
| Jamil Farshchi | Chief Information Security Officer | 1 | 1 |
| John J. Kelley III | Corporate Vice President, Chief Legal Officer and Corporate Secretary | 6 | 6 |
| Bryson R. Koehler | Chief Technology Officer | 1 | 1 |
| Paulino do Rego Barros, Jr. | Interim Chief Executive Officer; President–U.S. Information Solutions* | <1 | 9 |

\*   During 2018, Mr. Barros served as interim Chief Executive Officer from January 1, 2018 to April 16, 2018 and as President–U.S. Information Solutions ("USIS") from July 20, 2018 to December 31, 2018.

## Executive Summary

### Our Business

Equifax is a data, analytics and technology company. We use unique data, innovative analytics, technology and industry expertise to power organizations and individuals around the world by transforming knowledge into insights that help make more informed business and personal decisions. We operate or have investments in 24 countries in North America, Central and South America, Europe and the Asia Pacific region, and employ approximately 11,000 employees worldwide.

### EFX2020 Strategy

Since his appointment in April 2018, our Chief Executive Officer, Mark Begor, has been leading Equifax through a significant transformation, including the investment of substantial resources to achieve our vision of becoming a trusted global leader in data, advanced analytics and technology. In February 2019, we outlined the key strategic initiatives that comprise EFX2020, our multi-year business transformation strategy. This strategy is designed to help focus our efforts on the following imperatives:

| INDUSTRY LEADER IN SECURITY | INVEST IN TECHNOLOGY | MARKET-LEADING D&A | CONSUMER-FRIENDLY CRA | CULTURE OF CUSTOMER CENTRICITY | DRIVE GROWTH |
|---|---|---|---|---|---|
| Lead our industry in data security by building a culture that considers data and technology security, and more broadly risk management, as a primary requirement in all decisions. | Transform our technology by rebuilding our infrastructure and delivering market-leading capabilities to our customers. | Lead in data and analytics to develop unparalleled analytical insights leveraging our unique data. | Improve the consumer user experience by rebuilding our digital and call center technology infrastructure. | Foster a culture of customer centricity that will enable us to provide a better customer experience. | Deliver growth while enhancing profitability and shareholder returns through the disciplined execution of these imperatives. |

**EQUIFAX TEAM**



Build a world-class Equifax team by investing in talent to drive our strategy and promote a culture of innovation.

### 2018 Performance Highlights

| Revenue: **$3.41 billion** *a 1.5% increase from 2017* | Adjusted EPS:* **$5.79** *a 3% decrease from 2017* | Transformation investment: **$326.2 million** | Dividends paid to shareholders: **$187.9 million** *consistent with 2017 levels* |
|---|---|---|---|

Adjusted EPS is a non-GAAP financial measure. Reconciliation of the Company's non-GAAP financial measures to the corresponding GAAP financial measures can be found under "Non-GAAP Measures" on the Investor Relations page of our website at *www.equifax.com*.

## Our Incentive Programs Align Payouts with Our Financial Performance

Our 2018 compensation program metrics established in the first quarter of 2018 were:

### Annual Incentive Plan (AIP) Opportunity

| | |
|---|---|
| **Overview:** | • Based on the Company's attainment of objective, pre-established financial, individual and security program performance goals |
| **Plan Components:** | • Financial Performance Measures: Corporate Operating Revenue (15%) was used to measure top line business growth and Corporate Adjusted EPS (65%) was used to measure the bottom line profitability of such growth[1][2]<br>• Individual Performance Measures: Individual Goals (20%)<br>• Cybersecurity Performance Measure: Security Goal may reduce AIP amounts between 0% and 25% |
| **Key Financial Performance Metrics:** | • Corporate Operating Revenue from continuing operations increased 1.5% to $3.41 billion<br>• Corporate Adjusted EPS from continuing operations decreased 3% to $5.79 |

[1] Corporate Adjusted EPS for 2018 as reported in this Executive Compensation section is a non-GAAP financial measure used by the Company for incentive measurement purposes. Reconciliation of the Company's non-GAAP financial measures to the corresponding GAAP financial measures can be found under "*Non-GAAP Measures*" on the Investor Relations page of our website at *www.equifax.com*. For incentive measurement purposes, Corporate Operating Revenue and Corporate Adjusted EPS are adjusted to be stated in constant dollars at our budgeted 2018 foreign exchange rates. For 2018, Corporate Adjusted EPS was further adjusted to allocate part of an unbudgeted corporate-level income tax benefit from the corporate plan to participating business unit plans.

[2] Due to Mr. Barros's role as President—USIS from July 20, 2018 through December 31, 2018, a portion of his 2018 AIP outcome was tied to specific business unit-level financial goals, as described in further detail under "*Analysis of 2018 Compensation Decisions*" beginning on page 36.

### Long-Term Incentive (LTI) Plan Opportunity

| | |
|---|---|
| **Overview:** | • Rewards stock performance on both an absolute basis and relative to the S&P 500 Index |
| **Plan Components:** | • Performance shares based on total shareholder return (TSR) (50%)<br>• RSUs (25%)<br>• Stock options (25%) |
| **Key Financial Performance Metrics:** | • For performance shares, **three-year cumulative TSR** relative to companies included in the S&P 500 Index (of which we are a member) provides a broad index for comparison and alignment with shareholder investment choices |

## Say-on-Pay Voting Results in 2018

In evaluating our executive compensation program, one factor our Compensation Committee considers is the results of the most recent annual shareholder advisory vote on executive compensation or "say-on-pay" vote. At our 2018 Annual Meeting, approximately 85% of the votes cast approved our executive compensation program. Following our 2018 Annual Meeting, the Committee continued to review our compensation program and practices and how effective each is in our ability to attract and retain talent. The Committee continues to take steps to ensure that pay opportunities are performance-based, with a mix of fixed and at-risk variable pay.

## Shareholder Outreach and Engagement

As part of our ongoing shareholder engagement program, feedback received from shareholders on our executive compensation program is shared with the full Board and the Compensation Committee. The Committee considers this feedback in its review of our compensation program, as well as compensation plan and benchmarking advice from its independent compensation consultant.

Following the 2018 Annual Meeting, Independent Chairman Mark Feidler and members of management conducted investor outreach meetings with shareholders representing approximately 57% of our shares. During these one-on-one investor meetings, we discussed a number of business and governance-related topics, including risk management, human capital management and executive compensation.

Based on shareholder recommendations, we continue to enhance our proxy disclosures regarding changes to executive compensation programs. Going forward, the Company will maintain an active dialogue with shareholders and continue to evaluate and integrate feedback into Board discussions, including topics such as metrics that drive the NEOs' short and long-term incentive compensation.

## Compensation Program Highlights and Key Changes for 2018 and 2019

### Executive Compensation Philosophy

- The Compensation Committee is primarily responsible for the Company's executive compensation policies and plans.
- The Committee works to ensure that pay incentives are performance-based and aligned with shareholders' interests, while guarding against metrics or goals that create inappropriate or excessive risk likely to have an adverse effect on the Company.
- The Committee has designed and continuously reviews our compensation program to ensure we are providing competitive pay to attract and retain executive talent.

### Compensation Program Changes

In late 2017 and early 2018, the Compensation Committee undertook a comprehensive review of our short- and long-term incentive compensation program and considered shareholder feedback when it made changes to the 2018 program. In February 2019, in connection with our recently-announced EFX2020 business transformation strategy, the Committee made changes to our long-term incentive program. The changes for 2018 and 2019 are outlined below:

| What We Changed | Details |
|---|---|
| **Added Cybersecurity Metric to Annual Bonus Plan** | Beginning with the 2018 annual incentive plan, the Committee added a cybersecurity performance measure as one of the metrics to evaluate performance of all employees, including our executives. This cybersecurity metric is the same measure used to assess the overall strength of our security program, thus ensuring our compensation program reinforces our overall security remediation goals. The cybersecurity metric remains a component under the 2019 annual incentive plan. |
| **Adopted Enhanced Clawback Policy** | In 2018, the Board revised our compensation clawback policy to add a financial and reputational harm standard. Under the revised policy, the Board may recover incentive compensation awarded to employees in the event of misconduct or failure of oversight that results in significant financial or reputational harm. |
| **Adopted Change In Control Severance Plan** | In February 2019, the Committee adopted a new Change in Control Severance Plan (the "CIC Plan") for senior executives, including our NEOs other than Mr. Begor. The Committee worked with its outside compensation consultants to design a plan with market-standard terms that will provide executives security in the event of a change in control of the Company. The CIC Plan ensures that our executives objectively evaluate potential transactions that may be in the best interest of our shareholders, despite the potential negative consequences such transactions may have on them personally. The CIC Plan will not apply to Mr. Begor, whose change in control protections as contained in his employment agreement were already aligned with the core provisions of the CIC Plan. |
| | • ***Eliminated CIC Letter Agreements.*** Other than as described above with respect to our CEO, all of our executives with individual change in control agreements (the "CIC Letter Agreements") agreed to give up their individual agreements become subject to the new CIC Plan. |
| | • ***Reduced CIC Severance Multiples.*** Under the CIC Letter Agreements, certain executives were entitled to a severance multiple of 3x. Following the elimination of the CIC Letter Agreements, the severance multiple upon a change in control was set at 2x for all executives other than the CEO, representing a significant decrease in the benefit payable. |
| | • ***Eliminated CIC Tax Gross-Ups.*** Under the CIC Letter Agreements, certain executives were entitled to tax gross-up benefits in connection with a change in control. Following the elimination of the CIC Letter Agreements, we do not offer tax gross-up benefits in connection with a change in control. |
| **Implemented Changes to 2019 Direct Compensation** | • ***No Increase in Base Salary or Annual Bonus Opportunity for NEOs.*** The Committee determined that our NEOs will not receive any increase to base salary or target bonus opportunity for 2019. The only compensation increases for our NEOs for 2019 relate to our long-term incentive program (described below), which creates greater focus on stock price and multi-year performance and thereby enhances alignment between management and shareholders. |
| | • ***2019 Equifax Transformation Leadership Program.*** In connection with EFX2020, our multi-year business transformation strategy (see page 5 for details), the Committee reformulated the long-term incentive program for 2019 to more closely align incentives with our near- and long-term goals. The Equifax Transformation Leadership Program (the "2019 ETLP") increases the target long-term incentive award opportunity for each NEO and a select group of our senior leadership team members, each of whom is integral to the successful execution of our strategy. In conjunction with the increased opportunity, the degree of overall performance risk has been substantially increased. The Committee expects to revert back to our traditional long-term incentive structure in 2020. The 2019 ETLP is described in further detail under "*Actions Taken with Respect to 2019 Compensation*" beginning on page 49. |

## 2018 Target Pay Mix

As illustrated in the chart below, the Company emphasizes long-term equity awards and annual performance-based cash incentives so that a substantial portion of each executive's total compensation opportunity is linked directly to the Company's stock price or otherwise driven by performance (85% of total direct compensation for our CEO and an average of 68% for the other NEOs):



**CEO 2018 TARGET PAY MIX***

- **18%** Time-based RSUs
- **18%** Options
- **85% VARIABLE PAY AT RISK**
- **15%** Base Salary
- **15%** Variable Cash Incentive
- **35%** Performance Shares

**NEO 2018 TARGET PAY MIX***

- **12%** Time-based RSUs
- **12%** Options
- **24%** Performance Shares
- **68% VARIABLE PAY AT RISK**
- **32%** Base Salary
- **21%** Variable Cash Incentive

\* Percentages calculated based upon annualized base salary, target annual incentive and the target grant date value of annual long-term incentive awards, excluding one-time, special awards. The percentages do not total 100% due to rounding.

## Compensation Best Practices

- ✔ Strong emphasis on performance-based compensation, with 85% of CEO pay considered "at-risk"
- ✔ Mix of short-term and long-term incentives and performance metrics
- ✔ Added cybersecurity performance measure to 2018 and 2019 annual incentive plans
- **NEW** Adopted a new change in control severance plan applicable to executive officers, including NEOs who previously had individual change in control agreements. This eliminated income tax gross-ups and reduced payments in connection with a change in control
- **NEW** All stock options granted under 2019 long-term incentive program are premium-priced
- ✔ Capped annual and long-term performance-based awards

- ✔ Enhanced compensation clawback policy with financial and reputational harm standard, including in supervisory capacity
- ✔ Double-trigger change-in-control cash severance benefits and vesting of equity awards
- ✔ Anti-hedging and -pledging policy for officers and directors
- ✔ Independent Compensation Committee advised by independent compensation consultant
- ✔ Meaningful share ownership requirements for senior officers
- ✔ No re-pricing of underwater stock options
- ✔ No income tax gross-ups other than for relocation or foreign tax expenses

# How We Determine the Total Amount of Compensation

## Role of the Compensation Committee, Management and Compensation Consultants in Determining Executive Compensation

For information on how the Compensation Committee works with management and independent compensation consultants in making executive pay decisions, see "*Role of the Compensation Committee and Management in Determining Executive Compensation*" on page 47 and "*Compensation Consultant Services and Independence*" on pages 47-48.

### Compensation Elements and Objectives

| Element | Objectives |
| --- | --- |
| **Base Salary** | • Provides competitive pay to attract and retain experienced and successful executives |
| **Annual Incentive Plan (AIP)** | • Encourages and rewards valuable contributions to our annual financial and operational performance objectives<br>• Designed to reward high performance and achievement of financial, individual and security program goals by key employees, including our NEOs |
| **Long-Term Incentive Plan (LTI)** | • Rewards stock performance on both an absolute basis and relative to the S&P 500 Index<br>• TSR performance shares provide a comprehensive and relevant comparison for our share price performance as an S&P 500 Index member and also align with shareholder interests, as higher cumulative TSR results in higher returns for shareholders<br>• RSUs are time-vested and primarily encourage retention and alignment with long-term shareholder interests<br>• Stock options are time-vested and provide value only to the extent our stock price increases, thereby aligning executives' interests with those of shareholders |
| **Retirement Benefits** | • Provide post-retirement security. Such benefits directly reward continued service and indirectly reward individual performance |
| **Perquisites** | • For a discussion of the business objectives for providing perquisites, and the details of perquisites provided, see page 45 |
| **Provision of Change-in-Control Protection** | • For a discussion of the business objectives for providing change-in-control protection, and the details of change-in-control protection provided, see pages 46-47 and 64-66 |

## Benchmarking Process and Use of a Peer Group

### Peer Group Used for Compensation Purposes

We consider market pay practices and our relative size and performance versus peers when setting target pay opportunities for our executives, in addition to evaluations of individual performance. The Compensation Committee uses benchmarking as one of several inputs for decision-making with respect to setting competitive executive pay levels.

For 2018, we conducted a detailed market review of executive pay to evaluate each element of pay competitiveness, reviewed pay practices of our peers and the broader market, and compared performance against market data as described below. This analysis was discussed and reviewed by the Compensation Committee with its independent compensation consultant. Two primary types of market data were used to compile this analysis:

- *General industry data,* focusing on data from those companies similar in size to the Company, was drawn from the Aon Hewitt Total Compensation by Industry database, Willis Towers Watson U.S. General Industry Executive Database and the Mercer Benchmark Database. The Compensation Committee utilizes this broad-based, third-party survey data to gain a general understanding of the current compensation practices and trends in the market. Competitive market practice is only one of several factors considered by the Compensation Committee when approving the elements and amounts of compensation awarded to senior executives.

- *Peer group proxy data,* for 2018 long-term incentives (and, for the CFO only, for base salary) was drawn from available proxy statements and public reports for the following 13 publicly-held companies:

*2018 Peer Group*

| | | |
| --- | --- | --- |
| Alliance Data Systems Corp. | Fidelity National Financial, Inc. | Intuit Inc. |
| Automatic Data Processing Inc. | Fidelity National Information Services, Inc. | Moody's Corp. |
| CGI Group Inc. | Fiserv Inc. | Paychex Inc. |
| DST Systems Inc. | FTI Consulting Inc. | The Western Union Co. |
| Dun & Bradstreet Corp. | | |

The Compensation Committee selected this peer group in 2009 primarily based upon criteria such as companies against which we compete directly or indirectly for capital, executive talent and, in some cases, business. Because there were no publicly-held, stand-alone direct U.S. competitors across all of our businesses at the time, we focused on similarly complex companies that compete with us in a significant aspect of our business, have similar customers, or are in the business of data and analytics-based business solutions delivered through technology. Industries represented by these companies included information and delivery systems, publishing, specialized finance, information technology consulting services, data processing, outsourced services and application software.

*2019 Peer Group*

In September 2018, following review and based on the recommendations of its independent compensation consultant, the Committee revised its peer group to include the 17 publicly-held companies set forth below:

| | | |
|---|---|---|
| Alliance Data Systems Corp. | First Data Corporation | Paychex, Inc. |
| Black Knight, Inc. | Fiserv, Inc. | Total System Services, Inc. |
| Broadridge Financial Solutions, Inc. | Gartner, Inc. | TransUnion |
| CoreLogic, Inc. | Global Payments, Inc. | Verisk Analytics, Inc. |
| FactSect Research Systems, Inc. | Jack Henry & Associates, Inc. | Worldpay, Inc. |
| Fidelity National Information Services | Moody's Corporation | |

These companies were chosen because they are similarly-sized companies providing data and analytics-based business solutions through technology. The revenues of the companies in our new peer group range from 1/3x to 3x our revenue.

## Peer Group for Performance Shares

The 2018 peer group described above was deemed appropriate for compensation purposes, but the stock performance of those companies does not necessarily adjust based on the same economic factors as ours. For that reason, the Committee believes that a broader peer group is more appropriate for evaluating TSR performance for performance shares issued under our LTI program. Therefore, the Compensation Committee uses the companies in the S&P 500 Index (of which we are a member) as the comparator group for that purpose.

## Use of "Tally Sheets" and Wealth Accumulation Analysis

On a regular basis, the Compensation Committee's independent compensation consultant prepares "tally sheets" relating to compensation of the NEOs. The tally sheets quantify the total compensation package, the impact of stock price change on the value of existing long-term incentives, the wealth created from prior equity grants and amounts payable upon hypothetical employment change events. The summaries allow the Committee to assess the cumulative impact of its past compensation decisions. Tally sheet review in 2018 did not lead to any specific compensation program changes.

## Other Factors Considered in Setting Pay Opportunities for NEOs

The CEO and the Compensation Committee consider a number of factors in addition to the market data in determining individual pay amounts (base salaries, payout of the individual portion of short-term incentive and annual equity grants). Such factors include an individual's general level of performance, the individual's demonstrated success in meeting or exceeding business objectives and creating shareholder value, job market conditions, our operating environment and business challenges, the individual's importance to our business, succession planning considerations, salary budget guidelines and the individual's pay in the context of others at the Company. The application of discretion based on such factors may result in pay opportunities that are different from market as determined above. The Committee has not adopted a policy with regard to the relationship of compensation among the CEO and the other NEOs or other employees and exercises its discretion in determining actual and relative compensation levels. Overall compensation opportunities reflect our executives' positions, responsibilities and tenure.

# Analysis of 2018 Compensation Decisions

## 2018 CEO Compensation

On April 16, 2018, Mark Begor was appointed as our Chief Executive Officer. On March 27, 2018, the Company entered into an employment agreement with Mr. Begor to serve as Chief Executive Officer (the "CEO Employment Agreement"). The Committee conducted a comprehensive market review in connection with the approval of his new hire compensation package. Under the Employment Agreement, Mr. Begor's base salary is $1.5 million and he is eligible for an annual incentive bonus of 100% of his annual base salary with a maximum payout of 200% of annual base salary, depending on the achievement of performance criteria established by the Board. Mr. Begor's base salary and annual incentive target opportunity were prorated for 2018, reflecting his partial year of service. On May 4, 2018, in accordance with the Employment Agreement, Mr. Begor received an initial equity award with a value of $7 million, consisting of (i) $3.5 million in performance shares, (ii) $1.75 million in time-based RSUs and (iii) $1.75 million in stock options. In addition, Mr. Begor was awarded a one-time special grant in the amount of $10 million, comprised of equity awards in the same proportions as the initial equity award above (the "New Hire Award"). The one-time New Hire Award was granted to compensate Mr. Begor for foregoing pay that had already been earned from his prior employer in order to assume the role of Equifax CEO. The terms of Mr. Begor's Employment Agreement are discussed in further detail under "*CEO Employment Agreement*" on page 46.

## 2018 Other NEO Compensation

### *Messrs. Gamble, Kelley, Farshchi and Koehler*

In February 2018, following a thorough review and taking into account the 2017 cybersecurity incident, the Compensation Committee took the actions described below with respect to 2018 compensation for Messrs. Gamble and Kelley. Messrs. Farshchi and Koehler were hired in late February 2018 and June 2018, respectively. The Committee considered relevant market data in connection with the approval of their individual new hire compensation packages.

- **Base Salary.** Messrs. Gamble and Kelley each received a base salary increase of 3.0% effective February 17, 2018. These increases were part of the normal merit increase process. Messrs. Farshchi and Koehler were hired in 2018 and their base salaries were set at $500,000 and $625,000, respectively.
- **2018 AIP Opportunities.** Mr. Gamble's target annual cash incentive opportunity, expressed as a percentage of base salary earned, increased to 75% in 2018 compared to 60% in 2017. Mr. Kelley's target annual cash incentive opportunity was unchanged from 2017. Messrs. Farshchi and Koehler were hired in 2018 and their target annual cash incentive opportunities were set at 60% and 75%, respectively.
- **2018 LTI Opportunities.** For Messrs. Gamble and Kelley, 2018 long-term incentive opportunities were informed by market data and individual performance. Messrs. Farshchi and Koehler were hired in 2018 and their target long-term incentive opportunities were informed by market data.

### *Mr. Barros*

On September 26, 2017, Mr. Barros was appointed as our interim CEO and the Compensation Committee approved adjustments to his compensation package to reflect the changed scope of his role. During 2018, Mr. Barros served as interim CEO from January 1, 2018 to April 16, 2018. During that period, he received a monthly cash payment of $25,000 in addition to his existing annual base salary. When he became interim CEO, he continued to participate in the AIP with a target opportunity of 60% of his modified base salary with a maximum payout of 120% of salary. He also received a one-time appointment grant of $1.5 million in time-vested RSUs which vest three years from the grant date. Mr. Barros also received a special cash incentive opportunity of $500,000 in connection with his assumption of the role of interim Chief Executive Officer, which was paid on April 16, 2018.

During the period from April 17, 2018 to December 31, 2018, Mr. Barros received a monthly cash payment of $25,000 in addition to his then-effective annual base salary ($484,100). After leaving the role of interim CEO, he continued to participate in the AIP with a target opportunity of 60% of his modified base salary with a maximum payout of 120% of salary.

## 2018 Annual Cash Incentive Structures and Outcomes

### *Summary*

Annual cash incentive awards are designed to reward the achievement of near-term business goals. In addition to financial metrics, annual incentive awards are based on an assessment of individual leadership qualities and contributions toward the achievement of business and strategic goals. In 2018, the Compensation Committee added a cybersecurity performance measure as one of the metrics under the AIP.

When setting the range of performance goals for Corporate Adjusted EPS and Corporate Operating Revenue at the outset of the fiscal year, the Compensation Committee considers our financial results from the prior year and our annual operating budget for the coming year. The Committee also considers the history of attainment of goals in prior years, economic and industry conditions, industry sector performance and the views of our shareholders.

The 2018 corporate financial performance goals for the NEOs with Company-wide responsibilities were based on Corporate Adjusted EPS (used to measure profitability) and Corporate Operating Revenue (used to measure top line business growth). We refer to this as the Corporate Plan. The financial goals for business unit leaders were focused primarily on relevant business unit revenue and operating income performance (used to measure unit growth and profitability), as well as Corporate Adjusted EPS (to emphasize profitability of the Company as a whole). We refer to these as Business Unit Plans.

### *Establishment of Corporate-Level Financial Goals*

The Compensation Committee established corporate financial goals required to earn a cash incentive award for 2018 in a manner that was designed, within reasonable limits, to encourage achievement that exceeds target goals and penalize underachievement. The financial goals under our compensation program are established with reference to the projections set forth in our annual operating budget, which is approved by the Board. We set challenging but achievable goals, including maximum payout opportunities requiring exceptional performance, for the Company and our executives in order to drive the achievement of our short- and long-term objectives. In 2018, Messrs. Begor, Farshchi, Gamble, Kelley and Koehler were participants in the Corporate Plan. For the portions of 2018 that Mr. Barros served as interim CEO (January 1, 2018 to April 16, 2018) and during the period prior to his assumption of the role of President–USIS (April 17, 2018 to July 19, 2018), he was a participant in the Corporate Plan and his performance goals under the AIP were solely corporate-level financial goals.

The corporate-level financial goals under the AIP were as follows:

| Performance Measure[1] | Weight (%) | Threshold (25% payout) | Target (100% payout) | Maximum (200% payout) |
|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $5.42 | $6.00 (10.6% above Threshold)[2] | $6.24 (15.0% above Threshold)[3] |
| Corporate Operating Revenue | 15 | $3.285 billion | $3.553 billion (8.1% above Threshold)[2] | $3.695 billion (12.5% above Threshold)[3] |

(1)  Corporate Adjusted EPS for 2018 as reported in this Executive Compensation section is a non-GAAP financial measure used by the Company for incentive measurement purposes. Reconciliation of the Company's non-GAAP financial measures to the corresponding GAAP financial measures can be found under *"Non-GAAP Measures"* on the Investor Relations page of our website at *www.equifax.com*. For incentive measurement purposes, Corporate Operating Revenue and Corporate Adjusted EPS are adjusted to be stated in constant dollars at our budgeted 2018 foreign exchange rates. For 2018, Corporate Adjusted EPS was further adjusted to allocate part of an unbudgeted corporate-level income tax benefit from the corporate plan to participating business unit plans.

(2)  Based on our publicly-disclosed strategic goals, long-term financial objectives and performance expectations for 2018.

(3)  Set based on our most challenging "stretch" goals for 2018.

Payouts for achievement between threshold and target, and between target and maximum, are determined based upon straight line interpolation. For 2018, Corporate Adjusted EPS was further adjusted to allocate part of an unbudgeted corporate-level income tax benefit from the corporate plan to participating business unit plans. Pursuant to the terms of the AIP, awards are subject to the Committee's authority to reduce awards through the exercise of its negative discretion and an individual award limit of $5 million.

### Establishment of Business Unit-Level Financial Goals

The Compensation Committee established a Business Unit Plan for the Workforce Solutions, USIS, Global Consumer Solutions and International business units. The Compensation Committee established business unit-level financial goals required to earn a cash incentive award for 2018 in a manner designed, within reasonable limits, to encourage achievement that exceeds target goals and penalizes underachievement. Each Business Unit Plan included a corporate-level financial goal (Corporate Adjusted EPS) at a 30% weighting.

For the portion of 2018 that Mr. Barros served as President–USIS (July 20, 2018 to December 31, 2018), he participated in the Business Unit Plan for the USIS business unit.

The 2018 business unit objectives for Mr. Barros (during the portion of 2018 he participated in a Business Unit Plan) were established as follows:

| USIS Plan—Performance Measures | Weight (%) | Threshold (25% payout) | Target (100% payout) | Maximum (200% payout) |
|---|---|---|---|---|
| Corporate Adjusted EPS | 30 | $5.42 | $6.00 | $6.24 |
| USIS Operating Revenue | 30 | $1.233 billion | $1.305 billion | $1.357 billion |
| USIS Operating Income | 20 | $520.3 million | $561.8 million | $595.5 million |

### Evaluation of Individual NEO Performance

Individual personal objectives are specific to each NEO and are subject to adjustment over the course of the year in view of business circumstances. In 2018, the general performance objectives for the leadership team included:

- execution on our business strategy;
- strategic growth through new product innovation, technology and analytical services, product synergies, acquisitions that provide greater geographic diversity, and expansion of data sources;
- development of scalable processes, leveraging applications and managing expenses to ensure expense growth does not exceed revenue growth; and
- non-financial goals that are important to the Company's success, including objectives related to data security and enterprise risk management, as well as people-related objectives such as talent management and demonstrating leadership through behavior consistent with Company values.

Key objectives for our NEOs and other members of the senior leadership team are typically addressed in the first quarter of each year, in connection with the preparation of the Company's business plan and overall strategy. At the end of each year, the CEO evaluates the performance of the other NEOs, taking into account performance for the just-completed versus predefined commitments for such year, as well as any unforeseen financial, operational and strategic issues and any other relevant information. These performance evaluations are subject to the review and approval of the Compensation Committee, which also evaluates the performance of the CEO in a similar manner, with input from the full Board.

For 2018, the plan structure set individual performance rating categories and award opportunities at needs improvement (no individual performance award), achieves expectations (award at 100% of Target), exceeds expectations (award at 150% of Target) and distinguished (award at 200% of Target).

### Cybersecurity Performance Measure

In 2018, the Compensation Committee added a cybersecurity performance measure as one of the metrics under the AIP. The Committee believes that a cybersecurity performance measure that impacts compensation will support the Company's goal of leading our industry in data security. Performance relating to the cybersecurity metric will not increase, but it may decrease, the actual amount payable under the AIP. The extent of this reduction may range between 0% to 25% of the total AIP amount otherwise payable.

For 2018, the Compensation Committee, in consultation with the Technology Committee, established an objective cybersecurity performance measure that was designed to assess the Company's progress in improving the maturity of its security program. The Company's security program maturity is measured against goals established with respect to the National Institute of Standards and Technology ("NIST") cybersecurity framework, which is a voluntary framework consisting of standards, guidelines and best practices to manage cybersecurity-related risk. The NIST framework enables organizations to benchmark and improve their information security based on five identified functions deemed critical to an effective security program: identify, protect, detect, respond and recover. The Compensation Committee, based on the recommendation of the Technology Committee, established a threshold and target level of achievement for the AIP cybersecurity performance measure based on the NIST framework. These levels measure the progress the Company has made in enhancing its cybersecurity program. The target level is intended to be challenging yet reasonably achievable.

As contemplated under the Technology Committee charter, a third party consulting firm assisted the Technology Committee in establishing the security performance goal and measuring the Company's progress for 2018 for purposes of evaluating the effectiveness of the Company's overall security program. For AIP purposes, if the Company performed at threshold or below for the cybersecurity measure, then the AIP amount otherwise payable would be reduced by 25%. If the Company performed between threshold and target for the cybersecurity measure, then the AIP amounts otherwise payable would be reduced between 0% and 25% based on achievement between the threshold and target levels. If the Company achieved target or above for the cybersecurity measure, there would be no reduction to the AIP amount otherwise payable.

For 2018, the Company's performance for the cybersecurity measure was above target. As a result, the AIP amounts otherwise payable to the NEOs were not reduced.

### Overview of 2018 Annual Cash Incentive Awards

In February 2019, the Compensation Committee reviewed each NEO's performance against the pre-established 2018 performance goals as approved by the Committee. Awards could range from 0% of the executive's award goal (for performance below the threshold level) to 200% of the individual's award target (for performance at the maximum level). Awards paid to our NEOs under the 2018 AIP were determined based upon achievement measured against specified financial goals (80% weighting) and individual objectives (20% weighting). The cybersecurity performance measure could also reduce an AIP amount otherwise payable by 0% to 25%. As described above, the Company's performance for the cybersecurity measure was above target and AIP amounts otherwise payable were not reduced. The target and maximum incentives, along with a summary of the actual 2018 awards earned by the NEOs, are set forth in the table below. A detailed description of how each NEO's 2018 incentive award was achieved follows the table.

| Named Executive Officer | Base Salary ($) | Target Incentive (as Percentage of Salary) (%) | Target Incentive ($) | Maximum Incentive ($)[1] | Achievement (as Percentage of Salary) (%) | Earned 2018 Incentive as Percentage of Target (%) | 2018 Incentive ($) |
|---|---|---|---|---|---|---|---|
| M. Begor[2] | 1,009,615 | 100 | 1,009,615 | 2,019,230 | 80 | 80 | 806,833 |
| J. Gamble | 681,622 | 75 | 511,217 | 1,022,434 | 75 | 100 | 510,781 |
| J. Farshchi[3] | 403,846 | 60 | 300,000 | 600,000 | 60 | 100 | 299,745 |
| J. Kelley | 538,332 | 60 | 322,999 | 645,998 | 60 | 100 | 322,724 |
| B. Koehler[4] | 317,308 | 75 | 237,981 | 475,962 | 75 | 100 | 237,778 |
| P. Barros[5] | 781,660 | 60 | 468,996 | 937,992 | 53 | 88 | 413,388 |

(1)  The maximum incentive for each is 200% of Target.

(2)  Pursuant to the terms of his employment agreement, Mr. Begor's $1,500,000 base salary and annual incentive target opportunity were prorated for 2018, reflecting his appointment as CEO on April 16, 2018.

(3)  Mr. Farshchi's $500,000 base salary was prorated for 2018, reflecting his appointment as CISO on February 26, 2018; however, his annual incentive opportunity was calculated based upon his full year base salary.

(4)  Mr. Koehler's $625,000 base salary and annual incentive target opportunity were prorated for 2018, reflecting his appointment as CTO on June 14, 2018.

(5)  Base salary includes monthly cash payments.

*Determination of each NEO's Performance and Annual Cash Incentive*

Mark Begor, Chief Executive Officer

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 490,663 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 114,247 |
| Individual Objectives | 20 | $ | 201,923 | Distinguished | | 100[1] | $ | 201,923 |

(1)  Mr. Begor was rated as "Distinguished" by the Board based on his leadership, but in consideration of the Company's total shareholder return in 2018 and the early-stage nature of the transformational activities, the Committee concluded not to apply the same scale that applied to other NEOs and delivered the individual objectives component on an unadjusted basis at 100% of target.

Mr. Begor achieved a rating of "Distinguished" based on his achievements for 2018. These achievements included:

- Developing EFX2020, our multi-year business transformation strategy, including our technology transformation plan to modernize our infrastructure and applications while migrating to the public cloud.
- Recruiting and hiring key members of our leadership team who are critical to the future of our business, including our new Chief Technology Officer and our new President of USIS.
- Investing in the continued strengthening of our data security program, including enhancing our core security competencies and reinforcing a "security first" culture throughout the Company at all levels.
- Rebuilding trust with our customers, consumers, regulators, shareholders and other stakeholders through in-person meetings, public appearances and other engagement and outreach activities.
- Realigning our organization to move employees out of corporate and into our four business units in an effort to move decision-making and resources closer to our customers.
- Assisting with the enhancement and strengthening of the Company's risk management program, including overseeing the establishment of our Risk Office and hiring of a new SVP for Enterprise Risk and Compliance.
- Working to expand our core competency of data and analytics by adding new data assets and enhancing our analytics capabilities.
- Investing in new product innovation such as our NeuroDecision Technology, a machine learning credit scoring methodology.

John Gamble, Corporate Vice President and Chief Financial Officer

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 248,446 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 57,849 |
| Individual Objectives | 20 | $ | 102,243 | Distinguished | | 200 | $ | 204,486 |

Mr. Gamble achieved a rating of "Distinguished" based on his achievements for 2018. These achievements included:

- Refinancing our debt obligations to eliminate near-term maturities and increase liquidity, including:
  - Overseeing a successful $1 billion public debt offering in May 2018;
  - Renegotiating our revolving credit facility in September 2018, increasing the borrowing amount from $900 million to $1.1 billion and extending the maturity date from November 2020 to September 2023; and
  - Refinancing our $225 million accounts receivable securitization in November 2018 to extend the maturity date to November 2020.
- Managing our balance sheet to accommodate over $300 million in transformation investments in 2018.
- Working effectively with the legal department and outside auditors to prepare and timely file our quarterly and financial reports.
- Overseeing the internal audit department's expanded scope with respect to technology and security related audit activities.
- Continuing to improve business performance transparency and performance drivers in the management of financial monitoring, reporting and analysis.
- Providing effective support for mergers, acquisitions and other enterprise initiatives.
- Further developing global finance organization skills and capabilities.

### Jamil Farshchi, Chief Information Security Officer

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 145,797 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 33,948 |
| Individual Objectives | 20 | $ | 60,000 | | Distinguished | 200 | $ | 120,000 |

Mr. Farshchi achieved a rating of "Distinguished" based on his achievements for 2018. These achievements included:

- Improving our cybersecurity program by expanding the breadth and depth of detection, response and recovery capabilities.
- Implementing our new 24 x 7 x 365 security operations center.
- Overseeing a comprehensive assessment of our security program by a third party assessor.
- Achieving our 2018 goals for security program improvements, which directly correspond to the new cybersecurity performance measure added to the 2018 AIP.
- Refining our security policies and technical standards.
- Regaining key ISO and payment card industry compliance certifications.
- Recruiting, integrating and developing approximately 180 security professionals.
- Contributing to thought leadership through numerous organizations and forums, including by engaging in Atlanta for the Advances of Security (ATLAS), which brings together 22 Atlanta CISOs.
- Being recognized as CISO of the Year by CIO Dive, a leading industry news publisher.

### J. Kelley, Corporate Vice President, Chief Legal Officer and Corporate Secretary

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 156,974 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 36,550 |
| Individual Objectives | 20 | $ | 64,600 | | Distinguished | 200 | $ | 129,200 |

Mr. Kelley achieved a rating of "Distinguished" based on his achievements for 2018. These achievements included:

- Leading our response to the lawsuits and investigations stemming from the 2017 cybersecurity incident.
- Overseeing our regulatory and government relations operations, including with respect to our response to the 2017 cybersecurity incident and pending legislation in the U.S. Congress.
- Overseeing the legal department's review and preparation of our numerous SEC filings and other public disclosures, including without limitation our quarterly reports on Form 10-Q, our annual report on Form 10-K and the proxy statement filed in connection with our 2018 Annual Meeting.
- Overseeing the implementation of corporate governance reforms, including Board committee charter amendments, adoption of our enhanced clawback policy and updates to our insider trading program and procedures.
- Overseeing our comprehensive, Board-directed shareholder engagement program, which resulted in meetings with holders of approximately 57% of our outstanding shares since the 2018 Annual Meeting.
- Improving the legal department's support of, and alignment with, our business units.
- Providing effective support for mergers, acquisitions and other enterprise initiatives.

### Bryson Koehler, Chief Technology Officer

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 115,656 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 26,930 |
| Individual Objectives | 20 | $ | 47,596 | | Distinguished | 200 | $ | 95,192 |

Mr. Koehler achieved a rating of "Distinguished" based on his achievements for 2018. These achievements included:

- Designing our long-term, cloud-based technology strategy.
- Executing on our initial migration to the public cloud and employing virtual private cloud deployment techniques.
- Developing a plan to rationalize and rebuild our portfolio application using cloud-focused services.
- Prioritizing security when determining technology decisions.
- Effectively overseeing our increased technology investment, including hiring approximately 1,000 new technology department employees.

*Paulino Barros, Interim Chief Executive Officer; President—USIS*

Effective January 1, 2018 to July 31, 2018:

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 65 | $ | 6.00 | $ | 5.79 | 75 | $ | 132,383 |
| Corporate Operating Revenue | 15 | $ | 3.553 billion | $ | 3.41 billion | 75 | $ | 30,824 |
| Individual Objectives | 20 | $ | 54,480 | | Exceeds | 150 | $ | 81,720 |

Effective August 1, 2018 to December 31, 2018:

| Objectives | Weight (%) | Target Level | | Actual Results | | Actual as a % of Target | 2018 Incentive | |
|---|---|---|---|---|---|---|---|---|
| Corporate Adjusted EPS | 30 | $ | 6.00 | $ | 5.79 | 146 [1] | $ | 86,000 |
| USIS Operating Revenue | 30 | $ | 1.305 billion | $ | 1.247 billion | 40 | $ | 23,481 |
| USIS Operating Income | 20 | $ | 561.8 million | $ | 441.7 million | 0 | $ | 0 |
| Individual Objectives | 20 | $ | 39,319 | | Exceeds | 150 | $ | 58,980 |

(1)  Corporate Adjusted EPS for 2018 as reported in this Executive Compensation section is a non-GAAP financial measure used by the Company for incentive measurement purposes. Reconciliation of the Company's non-GAAP financial measures to the corresponding GAAP financial measures can be found under "Non-GAAP Measures" on the Investor Relations page of our website at www.equifax.com. For incentive measurement purposes, Corporate Operating Revenue and Corporate Adjusted EPS are adjusted to be stated in constant dollars at our budgeted 2018 foreign exchange rates. For 2018, Corporate Adjusted EPS was further adjusted to allocate part of an unbudgeted corporate-level income tax benefit from the corporate plan to participating business unit plans.

Mr. Barros achieved a rating of "Exceeds" based on his achievements for 2018. These achievements included:

- Stewarding the Company as interim Chief Executive Officer following announcement of the 2017 cybersecurity incident through the appointment of Mr. Begor in April 2018.
- Exhibiting strategic leadership following the initial response to the 2017 cybersecurity incident, including with respect to the recruitment and hiring of key IT and security professionals such as our CISO, Mr. Farshchi.
- Rebuilding trust with our customers, consumers, regulators and other stakeholders through in-person meetings, public appearances and other engagement and outreach activities.
- Ensuring the smooth transition of Mr. Begor as Chief Executive Officer and thereafter serving as the President—USIS, from July 2018 through February 2019.
- Working to regain the trust and confidence of our customers and reestablish sales across the entire USIS portfolio.

## Long-Term Equity Incentive Compensation

*Summary*

In February 2018, following a thorough review and taking into account feedback from investors, the Committee changed the 2018 LTI award mix for NEOs to consist of TSR performance shares (weighted 50%), RSUs (25%) and stock options (25%), as described in detail below. The Committee's purpose in establishing this award mix was to ensure that long-term incentive pay opportunities remain primarily performance-based, as well as provide more line-of-sight and become nearer to market in design. The Committee also eliminated from the award mix the performance shares tied to three-year cumulative Adjusted EPS to avoid any incentive to limit spending on cybersecurity.

- TSR performance shares have a value based on the performance of our stock relative to companies in the S&P 500 Index after a three-year period. Performance shares are "at risk" and, because stock performance is reflective of underlying business fundamentals, the TSR performance shares motivate achievement of the Company's long-term financial and strategic performance objectives.
- RSUs provide motivation and retentive value through a three-year cliff vesting schedule.
- Stock options align senior officers' interests with those of shareholders by rewarding financial performance that creates shareholder value over time, linking value to stock-price performance, and serving as a retention vehicle.

The Committee considers individual performance relative to the prior year and the prior year's awards in granting long-term incentives. The value of equity grants increases with the level of position, and for the CEO and other NEOs is the largest element of the total compensation package. In determining the value of long-term incentive awards to executive officers other than the CEO, the Committee considers numerous factors including the benchmarking data described above, individual performance, the annual budget for equity awards and share run rate (a measure of actual equity-grant activity in relation to the total number of shares outstanding at the Company).

*Performance Shares*

TSR performance shares will be earned, if at all, based on the percentile ranking of the Company's cumulative TSR compared to the TSR of the companies in the S&P 500 Index (as constituted on the initial grant date, subject to certain adjustments) after a three-year performance period. This metric aligns with shareholder interests as higher cumulative TSR results in higher relative returns for shareholders as well as ensuring a correlation between performance and payouts. TSR performance shares granted in 2017 and later accrue dividend equivalent units which vest at the same time and at the same level of award attainment as the underlying shares.

The number of TSR performance shares payable is the target award multiplied by a percentage (from 0% to 200%) calculated by taking the average of the payout percentages achieved for each of the last four quarters of the performance period based upon the Company's cumulative TSR percentile ranking through the end of each such quarter. The award payout will nonetheless be capped at 100% if the Company's average cumulative TSR percentile rank for the last four quarters of the performance period is equal to or greater than 50th percentile but the Company's three-year cumulative TSR for the performance period is negative. Basing the award payout on the average of the payout percentages for each of the last four quarters of the three-year performance period counterbalances potential late performance period volatility and reflects performance over the whole period.

Payouts in February 2021 (if any) for the performance shares awarded on March 5, 2018 will be based on the following scale, with straight-line interpolation between the threshold and maximum levels:

### TSR PERFORMANCE SHARES: PERFORMANCE/PAYOUT SCALE

| Company TSR Percentile | Performance Share Payout as a % of Target |
|---|---|
| 90th | 200% |
| 70th | 150% |
| 50th | 100% |
| 30th | 50% |
| Below 30th | 0% |

The TSR performance shares granted in 2018 were tracking at the 31st percentile (53% payment) at December 31, 2018.

### Stock Options

The exercise price of stock options granted in 2018 is equal to the fair market value of our stock on the grant date. The stock options vest ratably over three years, assuming continued employment with the Company. The term of the stock options granted in 2018 is 10 years from the grant date, with certain exceptions in connection with a termination of employment or job elimination. Stock options granted in 2018 were underwater (exercise price above the stock price) as of December 31, 2018.

### RSUs

RSUs represent the right to receive unrestricted shares of our common stock once applicable service vesting requirements are satisfied. The RSUs issued to NEOs vest on the third anniversary of the grant date. RSUs granted in 2017 and later accrue dividend equivalent units. RSUs are used primarily for retention purposes.

### Determination of 2018 LTI Grant Values

The Compensation Committee determined long-term incentive grant values by establishing a dollar value for each NEO other than the CEO and then converting this dollar value to a number of performance shares, RSUs and stock options based on the closing stock price of the Company's common stock on the relevant grant date. The number of stock options granted is equal to the market value allocated to that component divided by 25% of fair market stock value on the grant date.

The following table details the target grant value used by the Compensation Committee to determine the number of performance shares, RSUs and stock options granted to each NEO in 2018. Actual grant date values, computed in accordance with applicable accounting standards, are disclosed in the "2018 Grants of Plan-Based Awards" table on page 54. The actual value of equity awards that may be realized by the NEOs will depend on their continued service and our future stock price performance.

### TARGET GRANT VALUE FOR 2018 ANNUAL EQUITY AWARDS

| Name | Target Grant Value ($) | Target Number of Performance Shares Granted | Number of RSUs Granted | Number of Options Granted |
|---|---|---|---|---|
| M. Begor[1] | 7,000,000 | 31,122 | 15,561 | 62,246 |
| J. Gamble[2] | 1,350,000 | 5,562 | 2,781 | 11,128 |
| J. Farshchi[2] | 750,000 | 3,090 | 1,545 | 6,182 |
| J. Kelley[2] | 1,075,000 | 4,429 | 2,215 | 8,859 |
| B. Koehler[3] | 900,000 | 3,644 | 1,822 | 7,289 |
| P. Barros[2] | 725,000 | 2,987 | 1,494 | 5,974 |

(1) The Committee approved annual equity awards to Mr. Begor with a May 4, 2018 grant date. The closing stock price on such date was $112.46. See "CEO Employment Agreement" on page 46 for a detailed discussion of equity awards provided to the CEO in 2018.

(2) The Committee approved annual equity awards to Messrs. Gamble, Farshchi, Kelley and Barros with a March 5, 2018 grant date. The closing stock price on such date was $121.35.

(3) The Committee approved an annual equity award to Mr. Koehler with a July 27, 2018 grant date. The closing stock price on such date was $123.49.

### 2018 New Hire LTI Awards

In addition to the annual LTI award, in connection with his appointment as CEO, Mr. Begor was awarded a one-time New Hire Award in the amount of $10 million. The one-time New Hire Award was granted to compensate Mr. Begor for foregoing pay that had already been earned from his prior employer in order to assume the role of Equifax CEO. The terms of Mr. Begor's Employment Agreement, including details regarding the New Hire Award, are discussed under "*CEO Employment Agreement*" on page 46.

In connection with their new leadership positions with the Company and to compensate them for foregoing pay previously earned at their prior employers, in addition to the annual LTI award, Messrs. Farshchi and Koehler were granted additional RSUs with grant date fair values of $2,250,000 and $4,800,000, respectively. Mr. Farshchi's RSUs vest equally on the first and second anniversaries of the grant date (March 5, 2018). Mr. Koehler's RSUs vest in three equal increments beginning on the first anniversary of the grant date (July 27, 2018).

### 2018 Special LTI Awards

To ensure continuity of leadership following the appointment of Mr. Begor as our CEO, in addition to the annual LTI award grant, Messrs. Gamble and Kelley were each granted additional RSUs and stock options with an aggregate grant date fair value of $1,000,000, and Mr. Barros was granted additional RSUs with an aggregate grant date fair value of $500,000. The RSUs vest on the third anniversary of the grant date (July 27, 2018) and the stock options vest in three equal increments beginning on the first anniversary of the grant date.

### 2016-2018 Performance Share Awards

In February 2019, the Compensation Committee approved the vesting and payment of the FY2016-FY2018 performance shares at 27.5% of their target award level. The Committee's determination was based on the Company's achievement of total shareholder return relative to companies in the S&P 500 Index (as constituted on the initial grant date, subject to certain adjustments) over the three-year performance period ended December 31, 2018. The number of performance shares payable was the target award multiplied by a percentage (from 0% to 200%) that was calculated by taking the average of the payout percentages achieved for each of the last four quarters of the performance period, based upon the Company's cumulative TSR percentile ranking through the end of each such quarter, as shown in the "*Outstanding Equity Awards at 2018 Fiscal Year-End*" table on page 56. The FY2016-FY2018 performance share awards were paid to Messrs. Gamble, Kelley and Barros.

### Decline in Value of Long-Term Incentives Demonstrates Intended Link to Performance

Our performance-based executive compensation program has operated as designed to align executive pay with performance. Following the announcement of the 2017 cybersecurity incident, the value of LTI awards held by our NEOs has declined significantly, consistent with our strong performance-based program design:

- Because all LTI is denominated in equity, it declined in value at least commensurate with the stock price decline after the announcement. Further, because all LTI awards except RSUs are subject to performance and can result in no payout if goals are not met or stock option exercise price is not exceeded, most award values declined even more precipitously:

| Award | Performance Measure | Vesting Date | Actual or Projected Payout |
|---|---|---|---|
| 2016 performance shares | Three-year relative TSR | December 31, 2018 | Paid out at 27.5% of target |
| 2017 performance shares | Three-year relative TSR | December 31, 2019 | Tracking below threshold (no payment) at December 31, 2018 |
| 2017 performance shares | Three-year cumulative Adjusted EPS | December 31, 2019 | Tracking below threshold (no payment) at December 31, 2018 |
| 2018 performance shares | Three-year relative TSR | December 31, 2020 | Tracking between threshold and target (payout of 53%) at December 31, 2018 |
| 2017 stock options | Stock price | December 31, 2019 (final vesting date) | Underwater (exercise price above the stock price) as of December 31, 2018 |
| 2018 stock options | Stock price | December 31, 2020 (final vesting date) | Underwater (exercise price above the stock price) as of December 31, 2018 |

The chart below compares the target grant date fair value of outstanding LTI awards held by our NEOs to the value of such awards as of December 31, 2018:



This chart reflects the following: (i) outstanding LTI compensation values; (ii) value for TSR performance shares assumes payout at the relative price and performance level achieved as of the applicable date; (iii) value for Adjusted EPS performance shares assumes payout based on expected achievement of the performance measure as of the applicable date; and (iv) intrinsic value of outstanding stock options, all of which were underwater (exercise price above the stock price) as of December 31, 2018.

## Equity Award Grant Practices

We have a written policy on equity grants designed to formalize our equity grant practices and ensure that equity awards will be made on specified dates. The Compensation Committee reviews and approves annual equity-based awards to senior executives who are reporting officers under Section 16 of the Exchange Act in the first calendar quarter of each year (around the time of their annual performance reviews). In accordance with our policy and shareholder-approved 2008 Omnibus Incentive Plan, the Committee has delegated specific authority to the CEO to approve grants to non-executive officers and other eligible employees, typically in the fall of each year following their annual talent review cycle. We may make equity awards at other times during the year for new hires or other reasons, such as a job promotion or as a result of an acquisition.

We generally schedule Board and Committee meetings at least a year in advance and, as noted above, make annual equity awards to our NEOs at around the same time every year.

## Retirement and Other Benefits

Our NEOs receive retirement, deferred compensation and other benefits that are designed to be part of a competitive package to attract and retain executive talent. We maintain the following retirement, deferred compensation and other benefit plans, in which all or some of our NEOs participate:

*401(k) Plan*. The 401(k) Plan is a tax-qualified defined contribution plan that permits eligible employees (including NEOs) to defer a portion of their compensation and receive Company matching contributions.

*Supplemental Retirement Plan*. The Supplemental Retirement Plan for Executives of Equifax Inc. (the "SERP") covers certain of our NEOs as well as certain senior executive officers designated by the Compensation Committee. The SERP provides monthly supplemental retirement benefits after retirement. The SERP was closed to new participants after January 1, 2016. After that date, NEOs and other executives may instead be eligible to receive supplemental retirement contributions under the plan described below.

*Supplemental Contribution Plan*. In 2016, we amended the Executive Deferred Compensation Plan (the "EDCP") to establish a supplemental retirement contributions program (the "Supplemental Contribution Plan") for senior executive officers designated by the Compensation Committee. The Supplemental Contribution Plan provides for an annual contribution equal to 10% of the sum of the eligible executive's base salary and bonus earned for the year. NEOs who participate in the SERP are not eligible to participate in the Supplemental Contribution Plan.

*Deferred Compensation Plans*. The NEOs and other executives are eligible to participate in the Company's non-qualified deferred compensation plans. These plans allow participants to elect to defer cash compensation and receipt of shares of Company stock on vesting of RSU awards. Deferred amounts are payable upon the executive's retirement or other termination of employment.

*Other Benefits*. We provide our NEOs with benefits generally available to our U.S. employees, including medical, dental, vision, life insurance and disability insurance benefits. We also provide our NEOs with certain perquisites that the Company believes enhances their performance of services for the Company, including an annual physical, financial planning and personal liability insurance.

A more complete description of these plans is provided under "*Additional Discussion of Material Items in Summary Compensation and Grants of Plan-Based Award Tables*" on page 55, "*Pension Benefits at 2018 Fiscal Year-End*" on page 57 and "*Non-Qualified Deferred Compensation*" on page 58.

## Limited Perquisites

We offer limited perquisites to our executive officers. Perquisites for our executives have the following objectives:

- maximizing the value of Company-provided compensation through provision of an annual financial planning allowance;

- ensuring executives' continued health and ability to render services to the Company through an annual physical program;

- avoiding the executives having personal liability incidents interfere with work responsibilities by providing personal liability insurance; and

- providing monthly relocation living allowances under certain circumstances, as approved by the Compensation Committee, where the executive is expected to return after a relocation assignment.

The NEOs are eligible to receive financial planning and tax services in an annual amount of up to $50,000 for the CEO and $10,000 for other NEOs ($12,500 in their first year for newly-hired executives), comprehensive medical examinations and personal excess liability insurance ($10 million for the CEO and $5 million for the other NEOs). Mr. Begor does not receive a number of perquisites provided to our former CEO, namely, life insurance, home security and payment of club dues. In 2018, we provided relocation benefits to Mr. Begor in connection with his relocation to Atlanta as part of his appointment as CEO. The attributed costs of perquisites are included in the "All Other Compensation" column of the Summary Compensation Table on page 52 and Note 9 thereto. Since 2011, we no longer provide tax reimbursement on the value of the applicable perquisite other than relocation and foreign tax expenses.

## CEO Employment Agreement

On March 27, 2018, the Company entered into an employment agreement with Mr. Begor to serve as Chief Executive Officer (the "CEO Employment Agreement"). The term of the Employment Agreement commenced on April 16, 2018, and will continue until terminated in accordance with its terms. Under the Employment Agreement, Mr. Begor's base salary is $1.5 million (pro-rated for 2018), subject to increase, but not decrease, by the Board or the Compensation Committee, and he is eligible for an annual incentive bonus of 100% of his annual base salary (the "Target Annual Bonus Opportunity") with a maximum payout of 200% of annual base salary, depending on the achievement of performance criteria established by the Board. For 2018, Mr. Begor's Target Annual Bonus Opportunity was pro-rated.

Under the Employment Agreement, in May 2018, Mr. Begor was granted an initial long-term incentive award with a value of $7 million, consisting of (i) $3.5 million in performance shares, (ii) $1.75 million in time-based RSUs and (iii) $1.75 million in stock options. In addition, Mr. Begor was awarded a one-time New Hire Award in the amount of $10 million, comprised of equity awards in the same proportions and with the same vesting terms as the initial equity award above. Mr. Begor is eligible to receive additional equity grants in 2019 and future years, as determined by the Board or the Compensation Committee in its sole discretion, provided that the total value at grant will be at least $7 million annually. Mr. Begor's current and future equity awards and other incentive compensation, except for his New Hire Award, are subject to the Company's enhanced clawback policy adopted in March 2018. The one-time New Hire Award was granted to compensate Mr. Begor for foregoing pay that had already been earned from his prior employer in order to assume the role of Equifax CEO. In structuring Mr. Begor's compensation package, the Committee and Board deemed it appropriate to structure the New Hire Award in a form that was similar to the structure of his prior compensation package. With this in mind, the Committee and Board concluded that the Company's enhanced clawback policy should not apply to such award. Mr. Begor participates in the Company's incentive, savings, retirement and welfare benefit plans and programs made available to newly-appointed senior executives. Mr. Begor also receives perquisites that include health care, financial planning and a tax preparation services allowance. These perquisites serve the important business purposes of ensuring that our CEO is aware of his personal health and receives adequate assistance in managing his personal finances, each of which enables him to focus his time on managing our business.

If Mr. Begor is terminated by the Company without "cause" (other than due to "disability" or death) or resigns for "good reason" (each as defined in the Employment Agreement), he will be entitled to receive, provided he signs a release of claims against the Company and complies with applicable restrictive covenants, (i) a severance payment equal to twice the sum of (x) his annual base salary and (y) his target annual bonus opportunity for the year of termination, (ii) any accrued but unpaid annual bonus plus a pro rata annual bonus for the year of termination, (iii) full acceleration of vesting as of the termination date of the New Hire Award (subject, in the case of performance-based awards, to certification by the Board of the Company's performance), (iv) for all other equity awards, continued vesting under the Company's equity incentive plan until the second anniversary of the termination date (subject, in the case of performance-based awards, to certification by the Board of the Company's performance), with vested stock options being exercisable until the second anniversary of termination (or, to the extent such options vest within the 90 days before such second anniversary, until such 90 day period after such vesting has elapsed) (but not beyond their original expiration date) and (v) access to the Company's health plan for two years or the lesser period permitted by the Company's general benefits plans and applicable law and monthly payments of or an amount equal to premiums for continuation of healthcare coverage under Section 4980B of the Code or comparable law ("COBRA") for 24 months.

If Mr. Begor is terminated by the Company without "cause" (other than due to "disability" or death) or resigns for "good reason" within the period six months prior to and two years after a "change in control" (each as defined in the Employment Agreement), he will be entitled to receive, provided he signs a release of claims against the Company and complies with applicable restrictive covenants, (i) a lump sum payment equal to three times the sum of (x) his annual base salary and (y) his target annual bonus opportunity for the year of termination, (ii) any accrued but unpaid annual bonus plus a pro rata annual bonus for the year of termination, (iii) full vesting of any outstanding equity awards (subject, in the case of performance-based awards, to the determination of achievement of the performance measures in accordance with the applicable award agreement and incentive plan) and (iv) access to the Company's health plan for two years or the lesser period permitted by the Company's general benefits plans and applicable law and monthly payments of or an amount equal to premiums under COBRA for 24 months.

Mr. Begor is required to own and hold Company stock having a value equal to six times his annual base salary within five years of his appointment.

The Employment Agreement contains confidentiality, non-competition and non-solicitation restrictions during the term of the Employment Agreement and for certain specified periods thereafter, that are comparable to the restrictions applicable to other senior executives.

Except as described above, employment agreements are not used with respect to any other executive officer, each of whom is employed on an "at will" basis.

## Change in Control Arrangements

We had previously entered into change in control agreements with certain executive officers, including Messrs. Gamble, Kelley and Barros, which are more fully described under "*Potential Payments Upon Termination or Change in Control*" beginning on page 60. In February 2019, the Compensation Committee adopted the Equifax Inc. Change in Control Severance Plan (the "CIC Plan"), which replaced the prior change in control agreements between the Company and all executive officers who previously were party to an existing change in control agreement, including Messrs. Gamble, Kelley and Barros. Messrs. Farshchi and Koehler were not previously party to an individual change in control agreement with the Company. The CIC Plan applies to each of our NEOs and senior executives, except our CEO.

The severance benefits applicable to Mr. Begor in the event of a change of control are contained in his employment agreement with the Company, as described above. See "*2019 Change in Control Severance Plan*" on pages 65-66 for more information on the CIC Plan.

## Consideration of Certain Tax Effects

The Company's annual tax deduction for compensation paid to each of the NEOs and certain other current or former officers who are subject to the compensation limits of Code Section 162(m) is capped at $1 million. Section 162(m) previously provided an exemption from the $1 million cap for compensation qualifying as "performance-based" compensation if certain requirements were met. Prior to the fiscal year ended December 31, 2018, we historically designed our annual incentive and long-term incentive programs for NEOs to qualify for that exemption. As a result of tax legislation that was enacted December 22, 2017, the exemption for performance-based compensation was repealed effective for tax years beginning after December 31, 2017, and the number of employees who are considered "covered employees" subject to the Section 162(m) limit was expanded to include the Chief Financial Officer (who was previously excluded) and certain former NEOs and other officers.

As a result of these changes, compensation in excess of $1 million paid to covered employees will not be deductible in 2018 or future years unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017 and not materially modified on or after such date. The Compensation Committee has taken steps that it deemed appropriate with the intention of preserving the deductibility of certain awards granted prior to the enactment of this tax legislation. Due to the uncertainties of the scope of the transition relief, however, there are no assurances that any compensation paid to our covered employees will be or will remain exempt from Section 162(m)'s deduction limit.

The Compensation Committee will continue to consider these implications, including the potential lack of deductibility under Section 162(m), among several factors when making compensation decisions, but the Compensation Committee has provided and reserves the right to provide compensation that does not qualify as deductible under Section 162(m).

## Compensation Design Process

*Role of the Compensation Committee and Management in Determining Executive Compensation*. The Compensation Committee reviews and makes decisions about executive policies and plans, including the amount of base salary, cash bonus and long-term incentive awarded to our NEOs. Our CEO and other executives may assist the Committee from time to time in its evaluation of compensation elements or program design or by providing mathematical calculations, historical information, year-over-year comparisons and clarification regarding job duties and performance. In addition, for the 2018 Annual Incentive Plan, the Committee considered recommendations from members of management concerning the performance metric related to cybersecurity. The Compensation Committee also considers recommendations from its compensation consultant and competitive data and makes decisions, as it deems appropriate, on executive compensation based on its assessment of individual performance and achievement of goals both by the individual and the Company.

The CEO's performance is reviewed by the Compensation Committee with input from the other non-management members of the Board. The CEO annually reviews the performance of each other executive officer who reports to him, including the NEOs. The conclusions reached and recommendations made based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Compensation Committee for approval. Members of management play various additional roles in this process:

- The CEO makes recommendations to the Compensation Committee regarding salary merit increases and compensation packages for the executive officers (other than himself) based on his evaluation of the performance of the executives who report to him.
- The Chief Human Resources Officer and her staff provide the Compensation Committee with details of the operation of our various compensation plans, including the design of performance measures for our annual incentive plan and the design of our equity incentive program.
- The Chief Financial Officer provides information and analysis relevant to the process of establishing performance targets for our annual cash incentive plan as well as any other performance-based awards and presents information regarding the attainment of corporate and business unit financial goals for the preceding year.
- The Chief Legal Officer attends meetings of the Compensation Committee to provide input on legal issues, respond to questions about corporate governance and assist in the preparation of minutes.

The Compensation Committee considers these recommendations and exercises discretion in modifying any recommended adjustments or awards to executives based on considerations it deems appropriate. Although members of our management team participate in the executive compensation process, the Compensation Committee also meets regularly in executive session without any members of the management team present. The Compensation Committee makes the final determination of the executive compensation package provided to each of our NEOs.

*Compensation Consultant Services and Independence*. The Compensation Committee has the authority to engage independent advisors to assist it in fulfilling its responsibilities. The Committee retained Meridian Compensation Partners LLC ("Meridian"), a national executive compensation consulting firm, to provide advice with respect to 2018 compensation for our NEOs and other officers. Meridian performed services solely on behalf of the Committee and did not provide any other services to us. Management of the Company had no role in selecting the Committee's compensation consultant and had no separate relationship with Meridian. The Committee assessed the independence of Meridian pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Meridian from independently representing the Committee.

Meridian performed the following services for the Committee in 2018: reviewed market benchmarking data and prepared market data for the CEO position; updated tally sheets; assessed incentive risk and proxy disclosure; assisted with the development of our 2019 peer group; reviewed regulatory and governance guidance and pay-for-performance updates. Meridian assisted the Committee in determining appropriate levels of compensation for the CEO and other executive officers. The firm attended all regular Committee meetings in 2018 upon invitation and participated in executive sessions without management present.

In January 2019, the Committee retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national executive compensation consulting firm, to provide advice with respect to 2019 compensation for our NEOs and other officers. FW Cook performs services solely on behalf of the Committee and does not provide any other services to us. Management of the Company had no role in selecting the Committee's compensation consultant and has no separate relationship with FW Cook. The Committee has assessed the independence of FW Cook pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent FW Cook from independently representing the Committee. FW Cook assisted the Committee in determining appropriate levels of compensation for the CEO and other executive officers for 2019.

## Management of Compensation-Related Risk

In establishing and reviewing the Company's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. The Committee reviewed our material compensation programs and noted numerous ways in which risk is effectively managed or mitigated. This evaluation for 2018, which was conducted with the assistance of management and the Committee's then-current outside compensation consultant (Meridian), covered a wide range of practices and policies. All plans were deemed to have substantial risk mitigators which, in the most material incentive plans, include a balanced mix of fixed and variable pay and short- and long-term incentives; use of multiple performance measures including corporate, business unit and individual performance weightings in incentive plans; a portfolio of long-term equity incentives including time-based and performance-based measures; caps, discretion in payment, oversight by non-plan participants, significant stock ownership guidelines, pre-approval requirements for executive stock transactions; and the existence of policies prohibiting Company stock hedging and pledging and requiring executive incentive compensation recoupment in specified circumstances.

The Compensation Committee has also reviewed the Company's overall enterprise risks and how compensation programs for employees generally impacted individual behavior that could exacerbate these enterprise risks. Board and management processes are in place to oversee risk associated with global compensation programs and practices, including, but not limited to, regular business reviews; alignment of compensation plan goals with our annual and long-term strategic goals and performance expectations; review of enterprise risk management by the Board as part of the annual strategy and budget reviews; and other appropriate internal controls. The Committee concluded that the Company's compensation plans, programs and policies, considered as a whole, including applicable risk-mitigation features, are not reasonably likely to have a material adverse effect on the Company.

## Policies on Clawback of Incentive Compensation

*Enhanced Clawback Policy*. In March 2018, the Board adopted an enhanced clawback policy. The policy covers all employees, including executive officers, and applies to equity awards and other incentive compensation awarded to such employees (excluding the one-time New Hire Award granted to our CEO in May 2018 as described under "*Employment Agreement and Change in Control Severance Plan*"). The Compensation Committee has discretion to apply the policy to recover and recoup incentive compensation in all of the events described below.

The provisions of the policy are summarized in the table below:

| Events that Trigger Action | Covered Persons | Covered Awards |
| --- | --- | --- |
| Material restatement *with* misconduct | Current and former employees | Annual and long-term incentives awarded within three-year period preceding the date the misconduct is discovered |
| Material restatement *without* misconduct | Current and former executives | Excess amount of annual and long-term incentives awarded within three-year period preceding the restatement date |
| Materially inaccurate financial statements or performance metrics *with* misconduct | Current and former employees | Annual and long-term incentives awarded within three-year period preceding the date the misconduct is discovered |
| Materially inaccurate financial statements or performance metrics *without* misconduct | Current and former employees | Excess amount of annual and long-term incentives awarded within three-year period preceding the date the inaccuracy is discovered |
| Misconduct resulting in significant financial and/or reputational harm and the employee either engaged in the misconduct or failed to fulfill his or her supervisory responsibility to prevent another employee from engaging in such misconduct | Current and former employees | Annual and long-term incentives awarded within three-year period preceding the date the misconduct is discovered |

The policy also provides that the Company will disclose its decision to take action, the number of employees impacted and their seniority, and the aggregate amount of the clawback/forfeiture if the underlying circumstances of the misconduct are publicly disclosed. The policy provides that the Committee may limit or eliminate disclosure if the events are not publicly disclosed or if disclosure would be likely to result in or exacerbate any litigation or other proceeding against the Company or its officers or directors, violate applicable law with respect to privacy, violate legal privilege or breach a contractual obligation.

Under the terms of award agreements issued under our 2008 Omnibus Incentive Plan, employees, including the NEOs, who violate the agreement's non-compete, non-solicitation and non-disclosure restrictions or who engage in certain other activities detrimental to the Company may be subject to financial consequences, including cancellation of their outstanding equity awards or recovery by the Company of all gains from exercised stock options and vested shares received during the period beginning six months prior to the date of the violation. In addition, these recovery means are also applicable to the incentive equity awards of any employee who is terminated for cause, as determined in the sole discretion of the Committee.

These clawback policies are in addition to any policies or recovery rights provided under applicable law.

## Stock Ownership Requirements

The Compensation Committee recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. As such, we maintain a formal stock ownership policy, under which our CEO and our other senior executives are required to acquire and hold Equifax common stock with a market value of six times base salary and three times base salary, respectively, within five years of assuming their respective positions. A reduction in ownership to one half of these requirements is allowed for executives age 60 or older who are eligible for retirement. As of December 31, 2018, all of our executive officers were in compliance with our stock ownership requirements.

## Hedging and Pledging Policies

Under our insider trading policy, we prohibit hedging the economic risk of ownership of our common stock through short sales or the purchase or sale of options, puts, calls, straddles, equity swaps or other derivative securities that are directly linked to Company stock, by our directors, officers and employees. We also prohibit our directors and executive officers from holding our stock in a margin account or pledging our stock as collateral for a loan.

# Actions Taken with Respect to 2019 Compensation

## Context for 2019 Compensation Decisions

Following the 2017 cybersecurity incident, the Compensation Committee undertook a comprehensive review of our short- and long-term incentive compensation program, taking into consideration the perspective of our shareholders. In February 2018, the Committee made certain changes in an effort to ensure compensation reflected key business priorities and Company-wide focus on data security, while also ensuring that the Company can attract and retain talented employees in order to create value for shareholders and provide appropriate incentives for executives managing those data security efforts. One such change was the addition of a cybersecurity performance measure as a metric under the 2018 AIP. Achievement of this cybersecurity metric cannot increase an NEO's payout under the AIP, but underachievement will decrease the payout. The Committee also changed the LTI program to eliminate the three-year cumulative Adjusted EPS metric in the performance shares to avoid possible incentive to limit spending on cybersecurity. The resulting 2018 LTI mix consisted of performance shares tied to three-year relative cumulative TSR (weighted 50%), stock options (25%) and time-based RSUs with a three-year cliff vesting schedule (25%).

## Transforming Our LTI Approach to Reflect EFX2020 Business Transformation Strategy

In February 2019, in connection with our previously-announced business transformation strategy, the Compensation Committee reformulated the long-term incentive program for 2019 to align incentives with our near- and long-term goals.

Since his appointment in April 2018, our Chief Executive Officer, Mark Begor, has been leading Equifax through a significant transformation, including the investment of substantial resources to achieve our objective of becoming a trusted global leader in data security, advanced analytics and technology. On February 21, 2019, we outlined the key strategic initiatives that comprise EFX2020, our multi-year business transformation strategy, as described further on page 5. Our business strategy is described in more detail in our 2018 Annual Report on Form 10-K.

To strengthen the alignment between our NEOs and our shareholders, and to reward efforts related to driving the Company's progress towards delivering on our strategic objectives, the Committee modified our long-term incentive program for 2019 by adopting the Equifax Transformation Leadership Program ("2019 ETLP"). The 2019 ETLP, which includes the NEOs and senior leadership team members who are integral to the successful execution of our strategy, increases over 2018 levels the grant date fair value of the total long-term incentive opportunity and utilizes more challenging performance thresholds required to earn payouts. The 2019 ETLP is intended to motivate our NEOs and key leaders to achieve the specific goals as outlined in our EFX2020 multi-year business transformation strategy, which were designed to shape corporate performance for the long term and drive shareholder returns, consistent with the multi-year performance periods in the 2019 ETLP. The Committee intends to revert to the traditional long-term incentive structure in 2020.

The components of the 2019 ETLP include TSR performance shares, premium-priced stock options and time-based RSUs. Notably, the entirety of the incremental award opportunity delivered in 2019 is tied to performance shares and premium-priced stock options, which are earned only if our team delivers results that meet or exceed the performance criteria. The design of the 2019 ETLP acknowledges the increased efforts of our executive officers to lead the successful execution of our core strategic imperatives tied to our business strategy, focuses executive officers on efficiently achieving key targets under EFX2020 within a designated time frame, and uses performance-based equity award structures to drive alignment of the interests of our executives and shareholders.

The following table illustrates the grant date fair value of long-term incentives awarded under the 2018 LTIP and the 2019 ETLP to our CEO and other current NEOs, excluding Mr. Barros, who is not a participant in the 2019 ETLP.

| | 2018 LTIP | | | | 2019 ETLP | | | |
| Name | TSR Performance Shares ($) | Stock Options ($) | RSUs ($) | 2018 Total ($) | TSR Performance Shares ($) | Premium Priced Stock Options ($) | RSUs ($) | 2019 Total ($) |
|---|---|---|---|---|---|---|---|---|
| M. Begor | 3,500,000 | 1,750,000 | 1,750,000 | 7,000,000 | 6,000,000 | 3,250,000 | 1,750,000 | 11,000,000 |
| J. Gamble | 675,000 | 337,500 | 337,500 | 1,350,000 | 1,518,750 | 843,750 | 337,500 | 2,700,000 |
| J. Farshchi | 375,000 | 187,500 | 187,500 | 750,000 | 843,750 | 468,750 | 187,500 | 1,500,000 |
| J. Kelley | 537,500 | 268,750 | 268,750 | 1,075,000 | 1,209,375 | 671,875 | 268,750 | 2,150,000 |
| B. Koehler | 450,000 | 225,000 | 225,000 | 900,000 | 1,012,500 | 562,500 | 225,000 | 1,800,000 |

Target Value Increased

Target Value Unchanged

Under the 2019 ETLP:

- all stock options are now premium-priced, split evenly based on grant date fair value into three equally weighted tranches with exercise prices set at premiums of 115%, 125% and 135% to the fair market value on the date of grant, reflecting a significant shift from the options granted in 2018;

- the grant date fair value of the stock options and TSR performance shares are increased versus comparable awards in 2018;

- the grant date fair value of the time-vested RSUs remains unchanged versus 2018, and so time-vested RSUs comprise a significantly smaller percentage of the overall long-term incentive opportunity because the increase in grant date fair value is allocated to the performance-based components of the 2019 ETLP; and

- the increased grant date fair value components of the 2019 ETLP, consisting of premium-priced stock options and TSR performance shares, will be forfeited if a recipient retires before vesting.

*Performance Shares*. This metric aligns with shareholder interests as higher cumulative TSR results in higher returns for shareholders and ensures a close correlation between performance and payouts. Performance shares are earned, if at all, based on the percentile ranking of the Company's cumulative TSR compared to the TSR of the companies in the S&P 500 Index (as constituted on the initial grant date, subject to certain adjustments) after a three-year performance period. TSR performance shares granted in 2017 and later accrue dividend equivalent units, which are payable only with regard to earned shares that are delivered upon settlement.

The number of TSR performance shares payable to executives is calculated by multiplying the target award by a percentage (from 0% to 200%) as illustrated in the table below:

| Company TSR Percentile | Performance Share Payout as a % of Target |
|---|---|
| 90th | 200% |
| 70th | 150% |
| 50th | 100% |
| 30th | 50% |
| Below 30th | 0% |

The percentage is determined by taking an average of the payout percentages achieved for each of the last four quarters of the performance period based on the Company's cumulative TSR percentile ranking through the end of each such quarter. Basing the award payout on the average of the payout percentages for each of the last four quarters of the three-year performance period counterbalances potential late performance period volatility and reflects performance over the whole period. If our team does not deliver threshold performance, the value of the performance shares will be $0. In addition, in the event that cumulative TSR is negative over the three-year performance period, the payout is capped at 100% of the target shares irrespective of the Company's TSR percentile rank versus peers.

***Premium-Priced Stock Options***. The use of premium-priced stock options, rather than traditional stock options with an exercise price equal to the fair market value on the grant date, tightens the link between our long-term incentive compensation and creation of shareholder value by ensuring that executives receive gains only after a preferred return is first delivered to investors, thereby reducing the possibility that broad industry or market growth, as opposed to Company-specific performance, leads to executive gains. If our team is not able to drive share price returns in excess of the exercise price before the expiration date, the realized value of these stock options will be $0.

The exercise prices of stock options granted in 2019 were set above the fair market value of our stock in three equally weighted tranches (based on fair value on the date of grant) with exercise prices of 115%, 125% and 135% of the fair market value of our stock. The premium-priced stock options vest on the third anniversary of the grant date, assuming continued employment with the Company. The term of the premium-priced stock options is six years from the grant date.

***RSUs***. We use RSUs to retain our employees over the long-term and simultaneously inspire our team to focus on corporate performance. The RSUs issued to NEOs vest on the third anniversary of the grant date. RSUs granted in 2017 and later accrue dividend equivalent units. The value of RSUs varies directly with the market price of our common stock, which creates an added incentive to make decisions that will build shareholder value over the long-term.

## Other Actions in 2019

- **No Increase in Base Salary or Annual Bonus Opportunity for NEOs.** The Committee determined that our NEOs will not receive any increase to base salary or target bonus opportunity for 2019. The only compensation increases for our NEOs for 2019 relate to our long-term incentive program (described above), which creates greater focus on stock price and multi-year performance and thereby enhances alignment between management and shareholders.

- **Adopted Change In Control Severance Plan.** In February 2019, the Committee adopted a new Change in Control Severance Plan (the "CIC Plan") for senior executives, including our NEOs other than Mr. Begor. The Committee worked with its outside compensation consultants to design a plan with market-standard terms that will provide executives security in the event of a change in control of the Company. The CIC Plan ensures that our executives objectively evaluate potential transactions that may be in the best interest of our shareholders, despite the potential negative consequences such transactions may have on them personally. The CIC Plan will not apply to Mr. Begor, whose change in control protections as contained in his employment agreement were already aligned with the core provisions of the CIC Plan. See "*2019 Change in Control Severance Plan*" on pages 65-66 for more details regarding the new CIC Plan.

  - ***Eliminated CIC Letter Agreements***. Other than as described above with respect to our CEO, all of our executives with individual change in control agreements (the "CIC Letter Agreements") agreed to give up their individual agreements become subject to the new CIC Plan.

  - ***Reduced CIC Severance Multiples***. Under the CIC Letter Agreements, certain executives were entitled to a severance multiple of 3x. Following the elimination of the CIC Letter Agreements, the severance multiple upon a change in control was set at 2x for all executives other than the CEO, representing a significant decrease in the benefit payable.

  - ***Eliminated CIC Tax Gross-Ups***. Under the CIC Letter Agreements, certain executives were entitled to tax gross-up benefits in connection with a change in control. Following the elimination of the CIC Letter Agreements, we do not offer tax gross-up benefits in connection with a change in control.

The Compensation Committee will continue to monitor our executive compensation program to ensure that it is consistent with the Company's objectives, provides appropriate incentives to management, and remains competitive with other companies in the industries in which we operate or with which we compete for executive talent.

# Compensation Committee Interlocks and Insider Participation

Phillip Humann, Mark Feidler, Robert Marcus, Siri Marshall and Robert Selander were members of the Compensation Committee during 2018. Mr. Humann retired from the Board on May 3, 2018. None of these directors is or has been an executive officer of the Company, or had any relationship requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of the Company or a member of the Compensation Committee during 2018.

# Summary Compensation Table

The following table presents information regarding compensation of the NEOs for services rendered during 2018, 2017 and 2016. The table includes values for contingent compensation such as unvested or unpaid stock awards and unexercised stock options. The executives may never realize the value of certain items included in the column headed "Total," or the amounts realized may differ materially from those listed in the table.

| Name and Principal Position | Year | Salary ($)[2] | Bonus ($)[3] | Stock Awards ($)[4] | Option Awards ($)[5] | Non-Equity Incentive Plan Compensation ($)[6] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[7][8] | All Other Compensation ($)[9] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Mark W. Begor[1] Chief Executive Officer | 2018 | 1,009,615 | 0 | 14,473,853 | 3,372,803 | 806,833 | 0 | 350,608 | 20,013,712 |
| | – | – | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – | – | – |
| John W. Gamble, Jr. Corporate Vice President and Chief Financial Officer | 2018 | 681,622 | 0 | 1,649,314 | 664,725 | 510,781 | 355,500 | 17,043 | 3,878,985 |
| | 2017 | 660,164 | 0 | 1,095,714 | 224,257 | 0 | 878,600 | 16,831 | 2,875,567 |
| | 2016 | 632,243 | 0 | 1,244,532 | 0 | 758,692 | 443,000 | 16,640 | 3,095,107 |
| Jamil Farshchi[1] Chief Information Security Officer | 2018 | 403,846 | 65,000 | 2,888,573 | 148,837 | 299,745 | 0 | 87,557 | 3,893,558 |
| | – | – | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – | – | – |
| John J. Kelley III Corporate Vice President, Chief Legal Officer and Corporate Secretary | 2018 | 538,332 | 0 | 1,415,257 | 610,097 | 322,724 | 338,000 | 19,864 | 3,244,274 |
| | 2017 | 548,939 | 0 | 872,185 | 178,780 | 0 | 688,000 | 16,831 | 2,304,735 |
| | 2016 | 546,312 | 0 | 957,302 | 0 | 655,547 | 615,400 | 21,135 | 2,795,696 |
| Bryson R. Koehler[1] Chief Technology Officer | 2018 | 317,308 | 0 | 5,566,312 | 178,584 | 237,778 | 0 | 81,282 | 6,381,264 |
| | – | – | – | – | – | – | – | – | – |
| | – | – | – | – | – | – | – | – | – |
| Paulino do Rego Barros, Jr.[1] Former Interim CEO; Former President, U.S. Information Solutions | 2018 | 781,660 | 500,000 | 1,117,290 | 143,829 | 413,388 | 778,900 | 532,355 | 4,267,422 |
| | 2017 | 561,450 | 0 | 2,088,394 | 120,497 | 0 | 476,700 | 477,393 | 3,724,434 |
| | – | – | – | – | – | – | – | – | – |

(1) Messrs. Begor, Farshchi and Koehler were hired in 2018. Mr. Barros was an executive officer, but not an NEO, for 2016.

(2) Salary represents base salary paid to each of the NEOs for each year shown. Amounts shown are not reduced to reflect the individuals' election, if any, to defer receipt of salary under the Executive Deferred Compensation Plan.

(3) The entire annual incentive bonus is included under the *"Non-Equity Incentive Plan Compensation"* column because it was subject to a performance-based condition (cap) based on the Company's operating income for the applicable year for purposes of Code Section 162(m), as described under *"Consideration of Certain Tax Effects"* on page 47. Amount for Mr. Barros reflects a cash bonus payable upon the successful completion of his role as interim Chief Executive Officer in April 2018. Amount for Mr. Farshchi includes a one-time, new hire cash payment of $65,000. Amounts shown are not reduced to reflect the individual's election, if any, to defer receipt of awards under the Executive Deferred Compensation Plan.

(4) For each NEO, the amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures related to service-based vesting conditions. Stock awards in 2018 included time-vested RSUs and TSR performance shares. For the 2018 TSR performance share awards, the value at the grant date is determined under the Monte Carlo valuation model consistent with the estimated full cost to be recognized over the three-year performance period based on the probable outcome of the performance conditions. The calculations reflect an accounting value for the 2018 TSR performance share grants of: (i) $145.96 per share for the awards to Messrs. Gamble, Farshchi, Kelley and Barros, which was 120.28% of our closing stock price of $121.35 on the March 5, 2018 grant date; (ii) $135.27 per share for the award to Mr. Begor, which was 120.28% of our closing stock price of $112.46 on the May 4, 2018 grant date; and (iii) $148.53 per share for the award to Mr. Koehler, which was 120.28% of our closing stock price of $123.49 on the July 27, 2018 grant date. Assumptions used in the calculation of the amounts in this column are described in Note 8 to our audited consolidated financial statements for the fiscal year ended December 31, 2018, in our 2018 Form 10-K.

The value of the 2018 time-vested RSU and TSR performance share awards, assuming the highest level of performance under the performance share awards would be achieved (200% of the target), based on the closing price of our common stock on the respective grant dates are as follows: Mr. Begor $24,697,730; Mr. Gamble, $2,461,142; Mr. Farshchi, $3,339,589; Mr. Kelley, $2,061,713; Mr. Koehler, $6,107,569; and Mr. Barros, $1,553,272. The NEOs may never realize any value from the performance shares, and to the extent they do, the amounts realized may have no correlation to the amounts reported above.

In addition to the annual LTI award for 2018, in connection with his appointment as CEO, Mr. Begor was awarded a one-time New Hire Award in the amount of $10 million. The one-time New Hire Award was granted to compensate Mr. Begor for foregoing pay that had already been earned from his prior employer in order to assume the role of Equifax CEO. In connection with their new leadership positions with the Company and to compensate them for foregoing pay previously earned at their prior employers, in addition to the annual LTI award for 2018, Messrs. Farshchi and Koehler were granted additional RSUs with grant date fair values of $2,250,000 and $4,800,000, respectively. In addition to the annual LTI award for 2018, Messrs. Gamble and Kelley were each granted additional RSUs and stock options with an aggregate grant date fair value of $1,000,000, and Mr. Barros was granted additional RSUs with an aggregate grant date fair value of $500,000.

(5) The amount in this column shows the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The amount is based on the fair value of the stock option award as estimated using the binomial model multiplied by the number of shares subject to the option award. Assumptions used in the binomial model for calculation of the amounts in this column are described in Note 8 to our audited consolidated financial statements for the fiscal year ended December 31, 2018, in our 2018 Form 10-K.

(6)   Represents annual incentive awards paid under the Annual Incentive Plan for services performed in 2018 and 2016, respectively. In response to the cybersecurity incident, the Board exercised its negative discretion to eliminate payments to our NEOs under the 2017 Annual Incentive Plan. Amounts shown are not reduced to reflect the NEO's election, if any, to defer receipt of awards under the Executive Deferred Compensation Plan.

(7)   For Messrs. Gamble, Kelley and Barros, the amounts in this column reflect the aggregate increase (or decrease), if any, of accumulated pension benefit accruals for such NEOs under the Supplemental Retirement Plan for Executives of Equifax Inc. ("SERP") in the applicable fiscal year. There are no above-market or preferential earnings on compensation deferred on a basis that is not tax-qualified, including such earnings on non-qualified contribution plans. The pension accrual amounts represent the difference in present value liability (measured at the respective fiscal year-end dates shown in the table) based on the assumptions shown in the text following the *"Pension Benefits at 2018 Fiscal Year-End"* table on page 57. Year-over-year changes in pension value generally are driven in large part by changes in actuarial pension assumptions as well as increases in service, age and compensation. The fluctuations in pension value resulting from the change in discount rates or mortality table assumptions resulted in an increase in the benefits payable to participants under the SERP.

(8)   For Messrs. Gamble, Kelley and Barros, the amounts in this column reflect the actuarially-determined increase at December 31 of the applicable year in the present value of such NEO's accumulated benefits under the SERP, at the earliest unreduced retirement age, determined using interest rate, mortality and other assumptions consistent with those used in the Company's financial statements and includes amounts which the NEO may not currently be entitled to receive because such amounts are not vested. Above-market or preferential earnings are not available under our two nonqualified deferred compensation plans, the Executive Deferred Compensation Plan and the Director and Executive Stock Deferral Plan. See *"Pension Benefits at 2018 Fiscal Year-End"* on page 57 for more information on pension benefits.

(9)   The *"All Other Compensation"* column for 2018 includes the following:

| Name | Perquisites and Personal Benefits[a] ($) | Relocation and Living Expenses[b] ($) | Tax Reimbursements[c] ($) | Company Contributions to Defined Contribution Plans[d] ($) | Insurance Premiums[e] ($) | Total ($) |
|---|---|---|---|---|---|---|
| M. Begor | 56,196 | 70,750 | 24,163 | 197,983 | 1,516 | 350,608 |
| J. Gamble | 8,000 | | | 8,250 | 793 | 17,043 |
| J. Farshchi | 5,446 | | | 82,111 | | 87,557 |
| J. Kelley | 10,821 | | | 8,250 | 793 | 19,864 |
| B. Koehler | 15,436 | | | 65,846 | | 81,282 |
| P. Barros | 24,288 | 355,754 | 143,270 | 8,250 | 793 | 532,355 |

(a)   The amounts in this column are based on the aggregate incremental cost to the Company, if any, with respect to tax and financial planning services, annual medical examinations, spousal travel to attend business-related events and event tickets, none of which exceeded $25,000 as a category for any NEO except for Mr. Begor, whose total includes $50,000 for tax and financial planning services.

(b)   Amount for Mr. Begor reflects reimbursement for relocation and temporary living expenses. Amount for Mr. Barros reflects $40,353 for his relocation and $315,401 incurred for his living expenses in connection with his prior assignment in Australia.

(c)   The Company does not provide tax reimbursements on the value of perquisites and personal benefits received by the NEOs other than those provided to other employees. The Company's standard policy for employees is to provide a tax gross-up for relocation assistance. Mr. Barros's relocation assistance includes $105,110 related to a tax gross-up payment on the relocation and living expenses and $38,160 for payment of foreign taxes. Mr. Begor's relocation assistance includes $24,163 related to a tax gross-up payment on the relocation and living expenses.

(d)   For Messrs. Begor, Farshchi and Koehler, the amounts in this column reflect the aggregate increase (or decrease), if any, of accumulated benefit accruals for such individuals under the Company's Supplemental Contribution Plan in the applicable fiscal year as well as a Company match of 100% of the first 4% of compensation (subject to the government limit on compensation of $275,000 in 2018) contributed on a pre-tax or after-tax basis to the tax-qualified profit sharing and 401(k) Plan. For Messrs. Gamble, Kelley and Barros, the amounts reflect a Company match of 50% of the first 6% of compensation (subject to the government limit on compensation of $275,000 in 2018) contributed on a pre-tax or after-tax basis to the tax-qualified profit sharing and 401(k) Plan. See *"401(k) Plan"* on page 55 and *"Supplemental Contribution Plan"* on page 59.

(e)   Represents insurance premiums paid for NEO personal excess liability insurance.

## 2018 Grants of Plan-Based Awards

Set forth below is information regarding awards provided to the NEOs in 2018. The non-equity incentive awards were made under the Annual Incentive Plan ("AIP") which is part of our shareholder-approved amended and restated 2008 Omnibus Incentive Plan (the "2008 Omnibus Incentive Plan"). The equity awards were also made under the 2008 Omnibus Incentive Plan.

| Name[1] | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards: Number of Shares of Stock or Units[4] (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[5] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| **M. Begor** | | | | | | | | | | | |
| AIP | 3/27/18 | 403,846 | 1,009,615 | 2,019,231 | | | | | | | |
| PS | 5/4/18 | | | | 15,561 | 31,122 | 62,244 | | | | 4,209,776 |
| PS (N) | 5/4/18 | | | | 22,231 | 44,461 | 88,922 | | | | 6,014,101 |
| RSUs | 5/4/18 | | | | | | | 15,561 | | | 1,749,990 |
| RSUs (N) | 5/4/18 | | | | | | | 22,230 | | | 2,499,986 |
| Options | 5/4/18 | | | | | | | | 62,246 | 112.46 | 1,388,837 |
| Options (N) | 5/4/18 | | | | | | | | 88,919 | 112.46 | 1,983,966 |
| **J. Gamble** | | | | | | | | | | | |
| AIP | 2/15/18 | 204,486 | 511,216 | 1,022,432 | | | | | | | |
| PS | 3/5/18 | | | | 2,781 | 5,562 | 11,124 | | | | 811,828 |
| RSUs | 3/5/18 | | | | | | | 2,781 | | | 337,474 |
| RSUs (S) | 7/27/18 | | | | | | | 4,049 | | | 500,011 |
| Options | 3/5/18 | | | | | | | | 11,128 | 121.35 | 267,916 |
| Options (S) | 7/27/18 | | | | | | | | 16,196 | 123.49 | 396,809 |
| **J. Farshchi** | | | | | | | | | | | |
| AIP | 2/2/18 | 120,000 | 300,000 | 600,000 | | | | | | | |
| PS | 3/5/18 | | | | 1,545 | 3,090 | 6,180 | | | | 451,016 |
| RSUs | 3/5/18 | | | | | | | 1,545 | | | 187,486 |
| RSUs (N) | 3/5/18 | | | | | | | 18,542 | | | 2,250,072 |
| Options | 3/5/18 | | | | | | | | 6,182 | 121.35 | 148,837 |
| **J. Kelley** | | | | | | | | | | | |
| AIP | 2/15/18 | 129,200 | 322,999 | 645,998 | | | | | | | |
| PS | 3/5/18 | | | | 2,215 | 4,429 | 8,858 | | | | 646,456 |
| RSUs | 3/5/18 | | | | | | | 2,215 | | | 268,790 |
| RSUs (S) | 7/27/18 | | | | | | | 4,049 | | | 500,011 |
| Options | 3/5/18 | | | | | | | | 8,859 | 121.35 | 213,288 |
| Options (S) | 7/27/18 | | | | | | | | 16,196 | 123.49 | 396,809 |
| **B. Koehler** | | | | | | | | | | | |
| AIP | 4/24/18 | 95,192 | 237,981 | 475,962 | | | | | | | |
| PS | 7/27/18 | | | | 1,822 | 3,644 | 7,288 | | | | 541,257 |
| RSUs | 7/27/18 | | | | | | | 1,822 | | | 224,999 |
| RSUs (N) | 7/27/18 | | | | | | | 38,870 | | | 4,800,056 |
| Options | 7/27/18 | | | | | | | | 7,289 | 123.49 | 178,584 |
| **P. Barros** | | | | | | | | | | | |
| AIP | 2/15/18 | 187,598 | 468,996 | 937,992 | | | | | | | |
| PS | 3/5/18 | | | | 1,494 | 2,987 | 5,974 | | | | 435,982 |
| RSUs | 3/5/18 | | | | | | | 1,494 | | | 181,297 |
| RSUs (S) | 7/27/18 | | | | | | | 4,049 | | | 500,011 |
| Options | 3/5/18 | | | | | | | | 5,974 | 121.35 | 143,829 |

(1) AIP = 2018 Annual Incentive Plan; PS = TSR performance shares granted under annual LTIP; PS (N) = new hire grant of TSR performance shares; RSUs = time-vested RSUs granted under annual LTIP; RSUs (N) = new hire grant of time-vested RSUs; RSUs (S) = special one-time grant of time-vested RSUs; Options = non-qualified stock options granted under annual LTIP; Options (N) = new hire grant of non-qualified stock options; Options (S) = special one-time grant of non-qualified stock options.

(2) The amounts shown represent the range of possible dollar payouts that could have been earned under the 2018 Annual Incentive Plan. The amount in the "Threshold" column assumes the Company achieved the minimum performance level required for the granting of AIP awards, and that the NEO was rated "achieves expectations" for the individual performance portion of the award (100% of threshold), resulting in an award equal to 40% of his or her award target.

(3) Represents grants to each NEO during 2018 of performance shares under our 2008 Omnibus Incentive Plan. TSR performance shares granted are earned, if at all, based on our TSR performance after a three-year period relative to the TSR after the same period for the companies in the S&P 500 Index as of the grant date. TSR performance shares accrue dividend equivalent units which vest at the same time and at the same level of award attainment as the underlying shares. Information regarding performance targets, vesting and additional performance share award details is set forth under *"Long-Term Equity Incentive Compensation"* beginning on page 42.

(4) Represents the number of RSUs granted to each NEO during 2018. The RSUs will vest, subject to continued employment, on the third anniversary of the grant date, except that Mr. Farshchi's new hire grant vests 50% on each of the first and second anniversaries of the grant date and Mr. Koehler's new hire grant vest ratably over three years. Dividend equivalents accrue on unvested shares. Additional information regarding RSUs is set forth under the heading *"Long-Term Equity Incentive Compensation"* on page 43.

(5) Represents full grant date fair value of stock and option awards granted to each NEO in 2018 computed in accordance with FASB ASC Topic 718, excluding the estimated effect of forfeitures. The stock options vest, subject to continued employment, ratably on each of the first, second and third anniversaries of the grant date.

## Additional Discussion of Material Items in Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table was paid or awarded, are described under *"Compensation Discussion and Analysis"* beginning on page 30. A summary of certain material terms of our compensation plans and arrangements is set forth below.

*2018 Annual Incentive Plan.* Annual incentive opportunities awarded to our NEOs are earned based on Company performance against one-year operating objectives and individual performance metrics. The actual amount of annual incentive earned by each NEO pursuant to the individual performance portion is reported in the *"Non-Equity Incentive Plan Compensation"* column in the Summary Compensation Table. Annual incentive plan thresholds, targets and maximums are identified for each NEO in the *"Estimated Possible Payouts Under Non-Equity Incentive Plan Awards"* column of the *"2018 Grants of Plan-Based Awards"* table on page 54. Additional information regarding the design of the annual incentive plan is included in the CD&A.

*401(k) Plan.* We sponsor a tax-qualified 401(k) Plan in which eligible salaried employees may participate in either a basic plan or an enhanced plan put into place following the 2008 freeze of certain benefits payable to non-grandfathered employees under the USRIP as summarized below. In 2018, we matched either 50% of the first 6% of pay, or 100% of 4% of pay an employee contributed on a pre-tax or after-tax basis to the plan (subject to the government limit on compensation, or $275,000 in 2018) (the "basic plan"). Participants, excluding participants in the SERP, also receive a direct Company contribution (the "enhanced plan"), under which Equifax may make a contribution of between 1.5% and 4% of pay based on years of service, even if employees do not choose to make a 401(k) Plan contribution, and also may provide a 100% match on employee 401(k) Plan contributions up to 4% of pay compared to a 50% match on the first 6% of employees' contributions in the previous 401(k) Plan. Effective as of January 1, 2019, the Company approved a change to the 401(k) Plan to eliminate the direct Company contribution and increase the discretionary match under the enhanced plan to 100% of the first 5% of pay contributed by the employee.

*U.S. Retirement Income Plan.* The USRIP is a tax-qualified defined benefit plan that covered eligible salaried U.S. employees. The USRIP has been frozen for U.S. employees who did not meet certain grandfathering criteria (i.e., those employees who were not retirement-eligible on the freeze date, which includes all of the NEOs), and provide these employees and certain other employees not eligible to participate in the USRIP with an enhanced 401(k) Plan described above. The pension plan amendments freeze service credit as of December 31, 2008, and salary increases as of December 31, 2012. Certain NEOs participate in the Supplemental Retirement Plan for Executives of Equifax Inc. ("SERP") and do not participate in the enhanced 401(k) Plan. The changes did not affect our U.S. retirees, former employees with vested benefits or employees who were eligible to retire prior to January 1, 2009 (the "grandfathered group"). Members of the grandfathered group who were still employed on December 31, 2014 had their pension benefits fully frozen on this date.

*Executive Life and Supplemental Retirement Benefit Plan.* The Executive Life Plan provides executive life insurance benefits, which may also include capital accumulation benefits. The Executive Life Plan's grantor trust is used to ensure that the insurance premiums due under this plan are paid in case we fail to make scheduled payments following a change in control, as defined in the trust agreement. The Executive Life Plan was amended and restated effective July 2002 to provide that executive officers will receive only life insurance benefits and no retirement benefits under the plan, in order to make permanent our suspension of premium payments after July 30, 2002 in compliance with Sarbanes-Oxley Act prohibitions against company loans to their executive officers.

## Outstanding Equity Awards at 2018 Fiscal Year-End

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable(1) (#) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)(2) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2) |
| M. Begor | 0 | 88,919 | 0 | 112.46 | 5/4/2028 | | | | |
| | 0 | 62,246 | 0 | 112.46 | 5/4/2028 | | | | |
| | | | | | | 22,453(3) | 2,091,048 | | |
| | | | | | | 15,717(3) | 1,463,724 | | |
| | | | | | | | | 89,814(11) | 8,364,378 |
| | | | | | | | | 62,868(11) | 5,854,897 |
| J. Gamble | 3,462 | 6,923 | 0 | 129.93 | 2/16/2027 | | | | |
| | 0 | 11,128 | 0 | 121.35 | 3/5/2028 | | | | |
| | 0 | 16,196 | 0 | 123.49 | 7/27/2028 | | | | |
| | | | | | | 4,295(4) | 399,993 | | |
| | | | | | | 2,667(4) | 248,378 | | |
| | | | | | | 2,818(4) | 262,440 | | |
| | | | | | | 4,076(4) | 379,598 | | |
| | | | | | | 2,362(9) | 219,973 | | |
| | | | | | | | | 10,668(10) | 993,511 |
| | | | | | | | | 11,272(11) | 1,049,761 |
| J. Farshchi | 0 | 6,128 | 0 | 121.35 | 3/5/2028 | | | | |
| | | | | | | 18,790(5) | 1,749,913 | | |
| | | | | | | 1,565(5) | 145,748 | | |
| | | | | | | | | 6,262(11) | 583,180 |
| J. Kelley | 2,760 | 5,519 | 0 | 129.93 | 2/16/2027 | | | | |
| | 0 | 8,859 | 0 | 121.35 | 3/5/2028 | | | | |
| | 0 | 16,196 | 0 | 123.49 | 7/27/2028 | | | | |
| | | | | | | 3,303(6) | 307,608 | | |
| | | | | | | 2,123(6) | 197,715 | | |
| | | | | | | 2,244(6) | 208,984 | | |
| | | | | | | 4,076(6) | 379,598 | | |
| | | | | | | 1,817(9) | 169,217 | | |
| | | | | | | | | 8,492(10) | 790,860 |
| | | | | | | | | 8,976(11) | 835,935 |
| B. Koehler | 0 | 7,289 | 0 | 123.49 | 7/27/2028 | | | | |
| | | | | | | 39,137(7) | 3,644,829 | | |
| | | | | | | 1,834(7) | 170,800 | | |
| | | | | | | | | 7,338(11) | 683,388 |
| P. Barros | 1,860 | 3,720 | 0 | 129.93 | 2/16/2027 | | | | |
| | 0 | 5,974 | 0 | 121.35 | 3/5/2028 | | | | |
| | | | | | | 2,312(8) | 215,317 | | |
| | | | | | | 1,432(8) | 133,362 | | |
| | | | | | | 13,460(8) | 1,253,530 | | |
| | | | | | | 1,514(8) | 140,999 | | |
| | | | | | | 4,076(8) | 379,598 | | |
| | | | | | | 1,272(9) | 118,461 | | |
| | | | | | | | | 5,728(10) | 533,449 |
| | | | | | | | | 6,052(11) | 563,623 |

(1) Options vest one-third annually for three years following the grant date.

(2) Based on the closing price of Equifax common stock ($93.13) on December 31, 2018.

(3) RSUs vest on May 4, 2021.

(4) RSUs vest on February 18, 2019 (4,295), February 16, 2020 (2,667), March 5, 2021 (2,818) and July 27, 2021 (4,076).

(5) RSUs vest on March 5, 2019 (9,395), March 5, 2020 (9,395) and March 5, 2021 (1,565).

(6) RSUs vest on February 18, 2019 (3,303), February 16, 2020 (2,123), March 5, 2021 (2,244) and July 27, 2021 (4,076).

(7) RSUs vest on July 27, 2019 (13,045), July 27, 2020 (13,046) and July 27, 2021 (14,880).

(8)  RSUs vest on February 18, 2019 (2,312), February 16, 2020 (1,432), December 1, 2020 (13,460), March 5, 2021 (1,514) and July 27, 2021 (4,076).

(9)  Performance shares granted during 2016 that were earned based on Equifax's performance for the three-year performance period ended December 31, 2018; the performance shares did not vest until performance was approved by the Compensation Committee in February 2019 and therefore were unvested as of December 31, 2018.

(10)  Maximum (200% of target) of performance shares granted during 2017 that may be earned based on Equifax's performance, as determined by the Compensation Committee, following the completion of the three-year performance period ended December 31, 2019.

(11)  Maximum (200% of target) of performance shares granted during 2018 that may be earned based on Equifax's performance, as determined by the Compensation Committee, following the completion of the three-year performance period ending December 31, 2020.

## Option Exercises and Stock Vested in Fiscal Year 2018

| | Option Awards | | Stock Awards | | | |
|---|---|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized On Exercise ($)[1] | Number of RSU Shares Acquired on Vesting (#) | Value of RSUs Realized on Vesting ($)[2] | Number of Performance Shares Acquired on Vesting (#) | Value of Performance Shares Realized on Vesting ($)[3] |
| M. Begor | 0 | 0 | 0 | 0 | 0 | 0 |
| J. Gamble | 0 | 0 | 4,302 | 497,096 | 14,560 | 1,682,408 |
| J. Farshchi | 0 | 0 | 0 | 0 | 0 | 0 |
| J. Kelley | 0 | 0 | 3,585 | 414,247 | 12,133 | 1,401,968 |
| B. Koehler | 0 | 0 | 0 | 0 | 0 | 0 |
| P. Barros | 0 | 0 | 2,599 | 300,314 | 8,797 | 1,016,493 |

(1)  The value realized upon stock option exercises during 2018 was calculated based on the difference between the market price of Equifax common stock at the time of exercise and the exercise price of the option.

(2)  The value realized for RSUs was determined by multiplying the number of units that vested during 2018 by the market price of Equifax common stock on the respective vesting date.

(3)  The value realized for performance shares was determined by multiplying the number of units that vested (target award times the payout percentage earned of 169.2%) by the market price of Equifax common stock on February 20, 2018 ($115.55).

## Retirement Plans

The following table shows the present value at December 31, 2018 of accumulated benefits payable to each of our NEOs at the earliest unreduced retirement age (age 60 or current age for executives over the age of 60), including the number of years of service credited to each NEO, under the SERP. Age 60 is the earliest age at which a participant can begin receiving an unreduced early retirement benefit under the SERP. No pre-retirement mortality was assumed. Messrs. Gamble, Kelley and Barros are currently eligible for retirement under the SERP.

## Pension Benefits at 2018 Fiscal Year-End

| Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit[1] ($) | Payments During Last Fiscal Year(s) ($) |
|---|---|---|---|
| M. Begor | N/A[2] | N/A[2] | N/A[2] |
| J. Gamble | 5 | 2,040,200 | 0 |
| J. Farshchi | N/A[2] | N/A[2] | N/A[2] |
| J. Kelley | 6 | 2,302,600 | 0 |
| B. Koehler | N/A[2] | N/A[2] | N/A[2] |
| P. Barros | 9 | 3,358,200 | 0 |

(1)  These values were determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements.

(2)  Messrs. Begor, Farshchi and Koehler are not participants in the SERP.

***Supplemental Retirement Plan.*** The SERP covers the NEOs and other senior executive officers designated by the Compensation Committee. Messrs. Begor, Farshchi and Koehler do not participate in the SERP. The plan provides benefits that supplement the USRIP benefits. The SERP provides an annual benefit equal to 2.5% of "average annual earnings" times years of service as a senior executive officer (up to 10 years), plus 1.67% of average annual earnings multiplied by years of service as a senior executive officer in excess of 10 years (up to 20 years). "Average annual earnings" for this purpose means the highest paid 36 consecutive months of employment and includes base salary and annual incentives. For service as a senior executive officer in excess of 20 years or in a position other than as a senior executive officer, a participant receives a "restoration benefit" using a formula similar to that of the USRIP, without the IRS limits on compensation. In general, only actual years of service with the Company are credited for purposes of determining the SERP benefit. Effective January 1, 2011, the Company prospectively eliminated additional years of SERP service credit for new employment or other agreements. In November 2015, the Company closed the SERP to new participants.

The benefit under the SERP is reduced by the benefit payable under the USRIP and is paid without regard to the limitations under Code Sections 401(a) and 415. However, the maximum aggregate benefit from both the SERP and the USRIP cannot exceed 50% of the executive's average total earnings.

The normal retirement age under the SERP is age 65. However, participants can retire early once they reach age 55 if they have five years of service under the plan. The benefit would be reduced to reflect the early commencement of the benefit.

The benefit for senior executive officer service is unreduced at age 60, with reductions from age 60 for those who retire prior to age 60. The "restoration benefit" is reduced from normal retirement age to the participant's early retirement age in the same manner as the USRIP. The normal form of benefit and optional forms of benefit are the same as those in the USRIP.

## Non-Qualified Deferred Compensation

The following table sets forth information regarding the NEOs' participation in our non-qualified deferred compensation plans in 2018. All of the balances relate to executives' own deferred amounts. Cash deferrals are invested in investment funds available to the general public. Stock deferrals are deferred as stock equivalent units with earnings and losses solely attributable to changes in our stock price. We do not make any additional contributions to such plans, except as explained on page 59 with respect to the Supplemental Contribution Plan.

| | Non-Qualified Deferred Compensation for 2018 Fiscal Year | | | | |
| Name | Executive Contributions in Last FY[1] ($) | Registrant Contributions in Last FY[2] ($) | Aggregate Earnings in Last FY[3] ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE[4] ($) |
| --- | --- | --- | --- | --- | --- |
| M. Begor | 0 | 187,533 | 0 | 0 | 187,533 |
| J. Gamble | 0 | N/A | 0 | 0 | 0 |
| J. Farshchi | 0 | 72,303 | 0 | 0 | 72,303 |
| J. Kelley | 0 | N/A | 0 | 0 | 0 |
| B. Koehler | 0 | 58,196 | 0 | 0 | 58,196 |
| P. Barros | 0 | N/A | (84,199) | 0 | 1,211,893 |

(1) These amounts include salary contributions made by NEOs to the Executive Deferred Compensation Plan and stock deferred to the Director and Executive Stock Deferral Plan. Accordingly, cash deferral amounts are included in the amounts reported in the "*Salary*" column in the Summary Compensation Table.

(2) These amounts represent the Company's contribution on behalf of the NEO under the Supplemental Contribution Plan. Participants in the SERP are not eligible to participate in the Supplemental Contribution Plan.

(3) Aggregate earnings in the last fiscal year are not reflected in the Summary Compensation Table because earnings were neither preferential nor above-market. These amounts include earnings (losses), dividends and interest provided on current contributions and existing balances, including the change in value of the underlying investment options in which the NEO is deemed to be invested. These amounts are not reported in the Summary Compensation Table as compensation.

(4) These amounts represent each NEO's aggregate balance in the Executive Deferred Compensation Plan and the Director and Executive Stock Deferral Plan and/or the Supplemental Contribution Plan as of December 31, 2018. The numbers also include the contributions made by each NEO to the Executive Deferred Compensation Plan, which are also reported in the "Salary" column of the Summary Compensation Table.

**Supplemental Contribution Plan.** After the SERP was closed to new participants in 2015, the Company amended its Executive Deferred Compensation Plan to add provisions to permit senior executive officers designated by the Compensation Committee to receive supplemental retirement contributions (the "Supplemental Contribution Plan"). NEOs and senior executive officers who participate in the SERP are not eligible to participate in the Supplemental Contribution Plan. Messrs. Begor, Farshchi and Koehler participate in the Supplemental Contribution Plan.

The Supplemental Contribution Plan provides for an annual contribution equal to 10% of the sum of the eligible executive's base salary and annual bonus earned for the year. The Company's contributions are credited to an account for the executive and the executive directs the investments of the account among designated investment alternatives. The account fully vests upon the executive's completion of three years of service after the date the executive becomes a participant in the plan. The account also fully vests upon the executive's termination of employment as a result of death or disability.

Upon the executive's termination of employment after age 55 (or in the event of death or disability), the vested amount credited to the account is payable in a lump sum or in annual installments over a period of up to 15 years. If the executive terminates employment prior to age 55 (except for death or disability), the vested account is not payable until the executive attains age 55 and is paid in a lump sum.

**Deferred Compensation Plans.** We maintain two deferred compensation plans that allow for certain management employees to defer the receipt of compensation (such as salary, incentive compensation and/or stock from vested shares) until a later date based on the terms of the plans. The benefits under our deferred compensation plans are represented by the assets of a grantor trust which, through our funding, makes investments in certain mutual funds and stock. The purpose of this trust is to ensure the distribution of benefits by participants in the deferred compensation plans. However, all benefits under the plan are non-funded obligations of the Company and are subject to the claims of creditors.

**Director and Executive Stock Deferral Plan.** This plan permits the directors, NEOs and other eligible employees to defer taxes upon the vesting of RSUs. Participants may defer 25%, 50%, 75% or 100% of the portion of the grant that is vesting. Stock deferrals track the performance of our common stock, without credit for dividends. The participant receives the right to a number of shares of deferred stock. In general, amounts deferred under the plan are not paid until the participant retires. However, participants may also establish sub-accounts from which amounts are to be paid on specific pre-retirement timetables established by the director or executive officer, referred to as a scheduled withdrawal. Amounts deferred are paid in our common stock, either in a lump sum or in annual installments over a period of up to 15 years for retirement distributions, or up to five years for a scheduled withdrawal. The Company makes no contributions to this plan but pays all administrative costs and expenses.

**Executive Deferred Compensation Plan.** This nonqualified plan is a tax deferred compensation program for a limited number of executives, including NEOs, and provides a tax favorable vehicle for deferring annual compensation, including base salary and annual incentive. Under the plan, an executive may defer up to 75% of his or her base salary and up to 100% of any incentive payment. Amounts deferred are credited with gains or losses which mirror the performance of benchmark investment funds selected by the participant from among several publicly-available investment funds. The plan does not offer any above-market or preferential rates of return to the NEOs. Amounts deferred are paid, at the participant's option, either in a lump sum or in annual installments over a period of up to 15 years for retirement or termination distributions, or up to five years for a scheduled withdrawal. The Company pays all administrative costs and expenses of the plan.

## Potential Payments Upon Termination or Change In Control

The following tables summarize the value of potential payments and benefits that our NEOs would receive if they had terminated employment on December 31, 2018 under the circumstances shown. The tables exclude amounts that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual bonus for 2018, and vested account balances in our 401(k) Plan that are generally available to all of our active U.S. salaried employees. The tables also reflect the amounts that the NEOs would receive under our new CIC Plan, which was adopted in February 2019 and applies to our NEOs other than Mr. Begor. Messrs. Farshchi and Koehler were not party to an individual change in control agreement with the Company prior to their participation in the CIC Plan as of February 2019. Actual amounts to be paid can only be determined at the time of such executive's termination of service.

### M. BEGOR

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0[1] | 6,000,000[2] | 9,000,000[3] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 0 | 0 | 0 | 0 | 0 | 187,533 | 187,533 |
| Executive compensation deferral program[6] | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Life insurance benefits | 0 | 0 | 0 | 4,320[7] | 0 | 0 | 250,000[8] |
| Disability benefits | 0 | 0 | 0 | 828[9] | 0 | 503,400[10] | 0 |
| Healthcare benefits | 0 | 0 | 43,509[12] | 43,509[12] | 0 | 156,900[13] | 7,800[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 50,000 | 50,000 | 0 | 50,000 | 50,0000 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 6,273,237[17] | 10,644,409[19] | 0 | 10,644,409[19] | 10,644,409[19] |
| **TOTAL** | **0** | **0** | **12,366,746** | **19,743,066** | **0** | **11,542,242** | **11,139,742** |

### J. GAMBLE

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control (2018) ($) | Termination by us without cause or by the NEO with good reason following a change in control (2019) ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0[1] | 158,094[2] | 6,086,698[3] | 2,397,762[18] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 2,040,200 | 2,040,200 | 2,040,200 | 2,040,200 | 2,040,200 | 2,040,200 | 2,040,200 | 1,030,200[5] |
| Executive compensation deferral program[6] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Life insurance benefits | 0 | 0 | 0 | 4,320[7] | 0 | 0 | 0 | 1,250,000[8] |
| Disability benefits | 0 | 0 | 0 | 828[9] | 0 | 0 | 805,300[10] | 0 |
| Healthcare benefits | 0 | 0 | 0 | 52,410[11] | 27,754[12] | 0 | 135,300[13] | 7,800[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 0 | 10,000 | 10,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 0 | 3,112,125[19] | 3,112,125[19] | 0 | 3,112,125[19] | 3,112,125[19] |
| **TOTAL** | **2,040,200** | **2,040,200** | **2,198,294** | **11,306,582** | **7,587,841** | **2,040,200** | **6,092,925** | **5,400,125** |

## J. FARSHCHI

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control (2018) ($) | Termination by us without cause or by the NEO with good reason following a change in control (2019) ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0[1] | 38,462[2] | 38,462[3] | 1,600,000[18] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 0 | 0 | 0 | 0 | 0 | 0 | 72,303 | 72,303 |
| Executive compensation deferral program[6] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Life insurance benefits | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 250,000[8] |
| Disability benefits | 0 | 0 | 0 | 0 | 0 | 0 | 1,511,400[10] | 0 |
| Healthcare benefits | 0 | 0 | 0 | 0 | 49,106[12] | 0 | 98,700[13] | 200[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 0 | 10,000 | 10,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 0 | 2,187,251[19] | 2,187,251[19] | 0 | 2,187,251[19] | 2,187,251[19] |
| **TOTAL** | **0** | **0** | **38,462** | **2,235,713** | **3,846,357** | **0** | **3,869,654** | **2,509,754** |

## J. KELLEY

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control (2018) ($) | Termination by us without cause or by the NEO with good reason following a change in control (2019) ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0 [1] | 166,480[2] | 6,486,333[3] | 1,731,389[18] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 2,302,600 | 2,302,600 | 2,302,600 | 2,302,600 | 2,302,600 | 2,302,600 | 2,302,600 | 1,197,700[5] |
| Executive compensation deferral program[6] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Life insurance benefits | 0 | 0 | 0 | 4,320[7] | 0 | 0 | 0 | 250,000[8] |
| Disability benefits | 0 | 0 | 0 | 828[9] | 0 | 0 | 664,000[10] | 0 |
| Healthcare benefits | 0 | 0 | 0 | 63,435[11] | 38,420[12] | 0 | 143,800[13] | 5,000[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 0 | 10,000 | 10,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 0 | 2,522,799[19] | 2,522,799[19] | 0 | 2,522,799[19] | 2,522,799[19] |
| **TOTAL** | **2,302,600** | **2,302,600** | **2,469,080** | **11,390,315** | **6,605,208** | **2,302,600** | **5,633,199** | **3,975,499** |

### B. KOEHLER

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control (2018) ($) | Termination by us without cause or by the NEO with good reason following a change in control (2019) ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0[1] | 48,077[2] | 48,077[3] | 2,187,500[18] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 0 | 0 | 0 | 0 | 0 | 0 | 58,196 | 58,196 |
| Executive compensation deferral program[6] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Life insurance benefits | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 250,000[8] |
| Disability benefits | 0 | 0 | 0 | 0 | 0 | 0 | 1,401,400[10] | 0 |
| Healthcare benefits | 0 | 0 | 0 | 0 | 49,633[12] | 0 | 104,000[13] | 200[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 0 | 10,000 | 10,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 0 | 4,157,323[19] | 4,157,323[19] | 0 | 4,157,323[19] | 4,157,323[19] |
| **TOTAL** | **0** | **0** | **48,077** | **4,215,400** | **6,404,456** | **0** | **5,720,919** | **4,465,719** |

### P. BARROS

| Payment or benefit | Voluntary termination by the NEO ($) | Termination by us for cause ($) | Termination by us without cause or by the NEO with good reason ($) | Termination by us without cause or by the NEO with good reason following a change in control (2018) ($) | Termination by us without cause or by the NEO with good reason following a change in control (2019) ($) | Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|---|---|
| Severance payments | 0 | 0[1] | 186,192[2] | 2,911,254[3] | 1,549,120[18] | 0 | 0 | 0 |
| Pension/supplemental retirement plan[4] | 3,358,200 | 3,358,200 | 3,358,200 | 3,358,200 | 3,358,200 | 3,358,200 | 3,358,200 | 1,698,800[5] |
| Executive compensation deferral program[6] | 1,211,893 | 1,211,893 | 1,211,893 | 1,211,893 | 1,211,893 | 1,211,893 | 1,211,893 | 1,211,893 |
| Life insurance benefits | 0 | 0 | 0 | 4,320[7] | 0 | 0 | 0 | 250,000[8] |
| Disability benefits | 0 | 0 | 0 | 828[9] | 0 | 0 | 500,600[10] | 0 |
| Healthcare benefits | 0 | 0 | 0 | 64,617[11] | 49,633[12] | 0 | 144,300[13] | 5,000[14] |
| Perquisites and other personal benefits[15] | 0 | 0 | 0 | 10,000 | 10,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0[16] | 0 | 0 | 0 | 0 |
| Market value of stock options vesting on termination | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Market value of restricted stock vesting on termination | 0 | 0 | 0 | 3,102,253[19] | 3,102,253[19] | 0 | 3,102,253[19] | 3,102,253[19] |
| **TOTAL** | **4,570,093** | **4,570,093** | **4,756,285** | **10,663,365** | **9,281,099** | **4,570,093** | **8,317,246** | **6,267,946** |

(1)   The broad-based Equifax Inc. Severance Plan as described on pages 63-64 does not pay a benefit for termination for cause by the Company.

(2)   For Mr. Begor, reflects the amount payable under the terms of his employment agreement. For NEOs other than Mr. Begor, reflects the amount payable to such executive under the broad-based Equifax Inc. Severance Plan.

(3)   For Mr. Begor, reflects the amount payable under the terms of his employment agreement. For Messrs. Gamble, Kelley and Barros, reflects the value of lump-sum severance payment and additional retirement benefit as of December 31, 2018 pursuant to a Tier I Change in Control Agreement (Gamble and Kelley) or a Tier II Change in Control Agreement (Barros). The CIC Letter Agreements were replaced by the new CIC Plan as of February 22, 2019. For Messrs. Farshchi and Koehler, reflects the amount payable to such executive under the broad-based Equifax Inc. Severance Plan.

(4) For Messrs. Begor, Farshchi and Koehler, reflects benefits under the Supplemental Contribution Plan as described under "*Non-Qualified Deferred Compensation*" on page 59. For Messrs. Gamble, Kelley and Barros, reflects pension benefits as described under the "*Pension Benefits at 2018 Fiscal Year-End*" table on page 57, including commencement at the earliest age for unreduced retirement (age 60 or current age of executives over 60), and determined using interest and mortality rate assumptions consistent with those used in the Company's financial statements under FASB ASC 715.

(5) Reflects the present value of the death benefit payable to a surviving spouse at the executive's earliest retirement age (age 55 or current age, if older).

(6) Reflects amounts previously earned but deferred by the NEO, as described in the "*Non-Qualified Deferred Compensation*" table on page 58.

(7) Reflects the sum of 36 months of premiums under the Company's broad-based basic life and accidental death and dismemberment insurance program.

(8) Reflects one-times annual base salary (limited to $250,000) of basic life insurance coverage. In addition, Mr. Gamble has two-times base annual salary supplemental life coverage limited to $1 million. The Company also maintains a travel and accidental death insurance policy for most employees, including executive officers that would provide an additional $1 million benefit payable to the executive's estate if executive's death occurred during Company-related travel.

(9) Reflects the value (without discounting) of the executive's disability benefit premiums as of December 31, 2018, determined by (a) based on our current costs of providing such benefits and assuming such costs do not increase during the benefit continuation period, and (b) assuming we pay such costs throughout the benefit continuation period in the same manner as we currently pay such costs.

(10) Reflects the present value of the executive's disability income benefits as of December 31, 2018 determined by (a) assuming full disability at December 31, 2018 and continuing until age 65 for those under age 60, for 60 months for those between ages 60 and 65, and to age 70 for those over age 65, (b) assuming mortality according to the RP-2018 disabled retiree mortality table with fully generational projections using scale MP-2018 published by the Society of Actuaries, and (c) applying a discount rate of 4.36% per annum.

(11) Reflects the present value of group health and dental benefits and a 401(k) Plan employer match equivalent for three years assuming the executive's employment had been terminated on December 31, 2018, determined by (a) assuming continuation coverage in our group health and dental plans, (b) based on current COBRA coverage rates for 2018 and assuming 7% annual inflation in cost of medical coverage for the ensuing three years, (c) assuming the executive pays premiums for such coverage throughout the benefit continuation period in the same manner as if he were an active employee, and (d) applying a discount rate of 4.36% per annum. Includes a 401(k) Plan employer match equivalent of $25,650, calculated as a lump sum value (undiscounted) of 3% of pay (limited to government compensation limit) over the ensuing three years.

(12) Reflects 24 months of health, dental and vision coverage using our COBRA premium rate.

(13) Reflects the actuarial present value of the employer cost of providing continuation medical coverage assuming disablement at December 31, 2018, with coverage until the earlier of 36 months and age 65, determined using interest and mortality rate assumptions consistent with those used in the Company's financial statements under FASB ASC 715.

(14) Reflects the actuarial present value of the employer cost of providing surviving spouse continuation medical coverage for a period of 12 months from the employee's date of death, or, if earlier, employee's age 65, determined using interest rate and mortality rate assumptions consistent with those used in the Company's consolidated financial statements under FASB ASC 715.

(15) Reflects the estimated cost to us of continuing financial planning and tax services for one year.

(16) The Company eliminated tax gross-ups in connection with a change in control for anyone hired after 2010 and for all executives, regardless of date of hire, as of February 2019. Under this legacy arrangement, the Company will provide Mr. Barros, who was the only eligible participant as of December 31, 2018, with a gross-up payment for federal and state income taxes and federal excise taxes imposed on any "excess parachute payment."

(17) Pursuant to Mr. Begor's employment agreement, he would become immediately vested in all outstanding RSUs, options and performance shares awarded in the New Hire Grant. The amount reported with respect to the New Hire Grant represents (a) the value of unvested RSUs at the closing market price of the Company's common stock ($93.13) on December 31, 2018, as reported on the NYSE, and (b) the value of the unvested performance shares that will be paid based on the Company's cumulative TSR percentile rank at December 31, 2018. All other outstanding equity awards will continue to vest until the earlier of the applicable vesting date or the second anniversary of his termination date and a prorated amount of RSUs and performance shares will be paid. Vested stock options will remain exercisable until the second anniversary of his termination date.

(18) Reflects the value of lump-sum severance payment to a Tier I participant in the new CIC Plan, which became effective as of February 2019.

(19) Pursuant to our 2008 Omnibus Incentive Plan and Mr. Begor's employment agreement, the executive would become immediately vested in all outstanding RSUs, options and performance shares upon death, disability or termination following a change in control. The amount reported represents (a) the value of unvested RSUs at the closing market price of the Company's common stock ($93.13) on December 31, 2018, as reported on the NYSE, and (b)(i) for a termination following a change in control, the value of the unvested performance shares, determined for each outstanding award as follows: if at least one calendar year of performance during the performance period has been completed prior to the change in control, the shares will be paid based on the Company's cumulative TSR percentile rank at December 31, 2018 and the Company's cumulative adjusted EPS compared to the performance goals at December 31, 2018, otherwise the target award payout level (100%) will be used, and (ii) for a termination as a result of death or disability, the value of the unvested performance shares at December 31, 2018, based on the target award payout level (100%).

### *Payments Made Upon Termination*

Regardless of the manner in which an NEO's employment terminates, the executive is entitled to receive amounts earned during the executive's term of employment. The amounts include:

- annual incentive compensation earned during the fiscal year for termination due to retirement, job elimination or death;
- vested shares awarded under the 2008 Omnibus Incentive Plan or prior stock benefit plans;
- amounts contributed under the 401(k) Plan for termination due to retirement, job elimination, death or disability;
- amounts contributed under executive compensation deferral programs for termination due to death, disability or retirement; and
- accrued vacation pay and amounts accrued and vested under the USRIP and the SERP.

### *Equifax Inc. Severance Plan*

Under this plan, our full-time U.S. salaried employees are eligible for a severance benefit in the event: (i) their employment is terminated because of the elimination of their position, unless they were offered replacement employment as defined in the plan; (ii) their office is relocated to a place requiring a commute more than 35 miles longer than their prior commute; or (iii) they are terminated due to inability or failure to meet job expectations, provided the employee signs a general release of claims. The amount of the severance benefit is determined based on the employee's length of service and base salary. In general, for job elimination or relocation, an eligible exempt employee is entitled to receive four weeks of severance for any portion of their first year of service plus two weeks for each year of completed service, up to 52 weeks. Termination for inability or failure to meet job expectations of eligible exempt employees entitles the employee to four weeks of severance for less than five years of service, eight weeks of severance for at least five but less than 10 years of service, and 12 weeks of severance for 10 or more years of service.

### Payments Made Upon Retirement

In the event of the retirement of an NEO, in addition to the items identified above, the executive will:

- continue to vest in all outstanding stock options and retain such options for the lesser of five years or the remainder of the outstanding 10-year term (except stock options granted to Messrs. Gamble and Kelley in July 2018 and stock options granted under the 2019 ETLP, which are forfeited if an NEO retires before vesting; see "*2018 Special LTI Awards*" on page 44 and "*Transforming Our LTI Approach to Reflect EFX2020 Business Transformation Strategy*" on pages 49-51 for more information on the 2019 ETLP);
- continue to vest in any time-based RSU grant (except RSUs granted to Messrs. Gamble and Kelley in July 2018, which are forfeited if such NEO retires before vesting; see "*2018 Special LTI Awards*" on page 44);
- continue to vest in any performance shares grant upon completion of the performance milestones (except certain performance shares granted under the 2019 ETLP which are forfeited if an NEO retires before vesting);
- have access to retiree medical benefits for life (assuming the plan is not terminated and the executive is eligible and pays applicable premiums), including benefits for his or her dependents, as applicable, pursuant to the terms of the Company's retiree medical plan; and
- receive reimbursement by the Company for up to $10,000 ($12,500 in their first year for newly-hired executives) of financial planning and tax services incurred in the subsequent year ($50,000 for the CEO).

### Payments Made Upon Death or Disability

In the event of the death or disability of an NEO, in addition to the benefits listed under the previous three headings, the executive will receive benefits under our disability plan or payments under our group life insurance plan and executive life insurance plan, as appropriate. In addition, pursuant to our 2008 Omnibus Incentive Plan and previous stock benefit plans, upon death or disability, the executive would become immediately vested in all outstanding RSUs, performance shares and stock options.

### Payments Made Upon a Change in Control

**Prior CIC Letter Agreements.** The Company was a party to Tier I or Tier II change in control letter agreements (the "CIC Letter Agreements") with each of the NEOs except Messrs. Begor, Farshchi and Koehler. As described above, the CIC Letter Agreements were replaced in their entirety by the CIC Plan and are no longer of any force or effect.

The CIC Letter Agreements provided that if an executive's employment is terminated within three or two (depending on whether a Tier I or Tier II agreement) years following a change in control (other than termination by the Company for cause or by reason of death or disability), or if the executive terminates his or her employment in certain circumstances defined in the CIC Letter Agreement which constitute "good reason," the NEO will receive:

- a cash payment equal to the sum of (i) base salary through the date of termination, plus (ii) for any completed year, any unpaid amount accrued under the AIP, plus (iii) for any partially completed year, the highest annual bonus earned under the AIP with respect to the three calendar years immediately preceding the year of termination ("Highest Annual Bonus"), prorated for the number of days in the current fiscal year through the date of termination;
- a severance payment equal to three or two (depending on whether a Tier I or Tier II agreement) times the sum of (i) his or her highest annual base salary during the 12 months immediately preceding the date of termination, plus (ii) his or her Highest Annual Bonus;
- a lump sum retirement benefit, in addition to the benefits accrued under the USRIP or the SERP (collectively, the "Retirement Plan"), with the executive being credited with additional service and adjusted final average earnings;
- continuation of executive's group health, dental, vision, life, disability and similar coverages for three or two (depending on whether a Tier I or Tier II agreement) years;
- upon satisfaction of requirements for coverage prior to the end of the three-year benefit continuation period, coverage under the Company's retiree medical program for life; and
- participation in the 401(k) Plan for a three- or two-year (depending on whether a Tier I or Tier II agreement) period.

Generally, pursuant to the CIC Letter Agreements, a change in control is deemed to occur upon:

- an accumulation by any person, entity or group of 20% or more of the combined voting power of our voting stock;
- a business combination resulting in the shareholders immediately prior to the combination owning less than two-thirds of the common stock and combined voting power of the new company;
- a sale or disposition of all or substantially all of our assets; or
- a complete liquidation or dissolution of the Company.

*"Good reason"* under the CIC Letter Agreements means (i) a reduction in the executive's base salary or material diminution of annual bonus opportunity, or failure to continue in effect benefits under the Company's retirement compensation or other benefit plans; (ii) a requirement that the executive be based at a location more than 35 miles from his or her principal work location prior to the change of control; or (iii) assignment of duties inconsistent with his or her position prior to the change of control, or a substantial change in the nature of the executive's responsibilities. *"Cause"* generally means the executive has (a) willfully failed to substantially perform his or her duties to us (other than resulting from physical incapacity or mental illness) or (b) willfully engaged in misconduct that is materially injurious to the Company.

Under the CIC Letter Agreements for Messrs. Gamble, Kelley and Barros, benefits payable under their respective CIC Letter Agreement and other Company compensation or benefit plans were not reduced to satisfy the limits of Code Section 280G, or similar state or local tax imposed on such payments. Further, any payments Mr. Barros would have received were increased, if necessary, so that after taking into account all taxes Mr. Barros would incur as a result of those payments, he would receive the same after-tax amount he would have received had no excise tax been imposed under Code Section 4999. The CIC Letter Agreements for Messrs. Gamble and Kelley did not provide for such payments.

The CIC Agreements added confidentiality provisions during the NEO's employment and for two years after termination of employment. The agreement also subjected the NEO to certain non-compete and non-solicitation obligations during the term of employment with the Company and for a one-year period following termination of employment.

***2019 Change in Control Severance Plan.*** In February 2019, the Compensation Committee adopted the Equifax Inc. Change in Control Severance Plan ("CIC Plan"). The CIC Plan applies to each of our NEOs, except Mr. Begor whose severance benefits upon a change in control are contained in his employment agreement (see "*CEO Employment Agreement*" on page 46).

The Compensation Committee adopted the CIC Plan to ensure a uniform set of provisions among participating NEOs that is aligned with best practices. The CIC Plan supports the creation of shareholder value by mitigating economic anxiety that could arise due to uncertainty about future job continuity, which is intended to ensure the delivery of an intact leadership team to the successor organization and focus the team on shareholder objectives rather than how the outcome may affect them personally. The CIC Plan is not intended to replace or affect other compensation elements.

The CIC Plan provides the participating NEOs with severance benefits in the event that (i) a "change on control" of the Company occurs, and (ii) within 6 months prior to or within 24 months after the change in control, a participating NEO is terminated by the Company without "cause" or by the NEO for "good reason" (referred to as a "CIC Qualifying Termination"). If a CIC Qualifying Termination occurs, the NEO is eligible to receive:

- a cash payment equal to two times the NEO's current base salary and target bonus for the year of termination;
- a pro rata target bonus for the year of termination;
- a cash payment equal to 24 months of the cost of COBRA coverage for the NEO and his or her dependents; and
- full vesting of any unvested supplemental retirement benefits.

Severance payments to an NEO are generally capped such that the payments will be reduced to satisfy the "parachute payment" limits of Code Section 280G.

Pursuant to the CIC Plan, a "change in control" is deemed to occur upon:

- an accumulation by any person, entity or group of 20% or more of the Company's common stock;
- a business combination resulting in shareholders immediately prior to the combination owning less than two-thirds of the Company's common stock;
- the members of the current Board of Directors ceasing to constitute a majority of the Board of Directors, except for new directors that are regularly elected; or
- shareholder approval of a plan of complete liquidation or dissolution of the Company or an agreement for the sale of disposition of all or substantially all of the Company's assets.

Under the terms of the CIC Plan, the participating NEOs become subject to standard definitions of "Cause" and "Good Reason" that align with contemporary best practices and severance benefits become subject to the Company's enhanced compensation clawback policy. An NEO can be terminated for "cause" as a result of: (i) conviction or plea of guilty or nolo contendere to a felony or other serious crime involving moral turpitude; (ii) willful misconduct that is materially injurious to the Company or any of its subsidiaries (whether financially, reputationally, or otherwise); (iii) willful and continued failure of an NEO to perform his or her duties and responsibilities (other than as a result of physical or mental illness or injury) after receipt of written notice of such failure, provided that the NEO shall have 30 days after the date of receipt of such notice in which to cure such failure (to the extent cure is possible); (iv) gross negligence in managing the material risks of the Company or its subsidiaries; (v) material breach of the CIC Plan or of the restrictive covenants after receipt of written notice of such breach, provided, that the NEO shall have 30 days after the date of receipt of such notice in which to cure such breach (to the extent cure is possible); or (vi) material violations of law or the Company's Code of Conduct or insider trading policy, any of which results in material financial or reputational harm to the Company. An NEO can terminate his or her employment for "good reason" based upon (i) a material adverse change in the NEO's duties, authority, or responsibilities; (ii) a material reduction in the NEO's base salary (which for purposes of the CIC Plan shall mean a reduction of 10% or more) or the target percentage of base salary under the Annual Incentive Plan; (iii) a material reduction in the value of the NEO's annual equity or long term incentive award opportunity; (iv) a relocation of the NEO's primary work location of more than 35 miles; or (v) the material breach by the Company of the terms of the CIC Plan.

In order to be eligible to receive severance benefits, the NEO must execute a release of claims against the Company and comply with confidentiality, non-competition and non-solicitation restrictive covenants. In addition, severance benefits are subject to the Company's clawback policy.

The following table highlights differences between certain provisions of the CIC Letter Agreements and the CIC Plan:

| Provision | CIC Letter Agreements | CIC Plan |
|---|---|---|
| Change in control multiple | 3x | Tier 1: 2x<br>Tier 2: 1x |
| Definition of pay for multiple | Highest base salary during 12 months preceding termination + highest bonus earned in previous 3 years | Current base salary + target bonus for year of termination |
| Pro rata bonus | Highest bonus earned in previous 3 years | Target bonus for year of termination |
| Excise tax gross-ups | Provided for Messrs. Barros | Not provided |
| Additional benefits | • 401(k) continuation for 3 years<br>• Welfare benefits, including medical benefits<br>• Enhanced eligibility for retiree medical coverage | • No 401(k) continuation<br>• No welfare benefits, other than medical benefits<br>• No enhanced eligibility for retiree medical coverage |

### Change in Control and Termination Provisions of Other Plans

**Annual Incentive Plan.** Under the AIP, which is established pursuant to the 2008 Omnibus Incentive Plan, an NEO would forfeit his or her award if he or she voluntarily terminated his or her employment other than for "good reason" (as defined in the plan) prior to year-end or if he or she is terminated by us for "cause" (as defined in the plan). However, the executive would receive a pro rata award under the plan if the executive's employment is terminated prior to year-end as a result of death, disability, normal retirement or full early retirement or if the executive is involuntarily terminated by the Company without cause. If there is a change in control event and an NEO is terminated without cause or terminates for "good reason," payments for annual incentive opportunities would be made to the executive in the manner described under "*Payments Made Upon a Change in Control*" beginning on page 64.

**2008 Omnibus Incentive Plan.** Although subject to the discretion of the Compensation Committee, under the 2008 Omnibus Incentive Plan and applicable award agreements, stock option grants have historically provided that options are not exercisable after a participant terminates employment with the Company, unless the termination was the result of the participant's death, disability, retirement or job elimination. Under the plan, an executive's stock options which have not yet been exercised will become immediately vested and exercisable and RSUs and performance shares will vest if a change in control (as defined in such plan) of the Company occurs while such executive is an employee of the Company.

**Double-Trigger Change in Control Provisions.** Beginning in 2017, equity awards to our NEOs include a "double-trigger" change-in-control provision to limit accelerated vesting in the event of a change in control of Equifax to those situations where an executive is terminated without cause, the executive terminates for good reason or the acquirer fails to assume the awards. We also have double-trigger structures in place for other aspects of our compensation program.

**Rabbi Trust.** We maintain a trust agreement with an independent trustee establishing a springing rabbi trust for the purpose of funding benefits payable to participants (including participating NEOs) under our SERP. The trust is a grantor trust, irrevocable except in the event of an unfavorable ruling by the IRS as to the tax status of the trust or certain changes in tax law. It is currently funded with a nominal amount of cash. Future contributions will be made to the grantor trust if and when required by the provisions of the trust or at the discretion of the Company. If there is a change in control, the grantor trust must be fully funded, within 10 days following the change in control, with an amount equal to the entire benefit to which each participant would be entitled under the covered plan as of the date of the change in control (calculated on the basis of the present value of the projected future benefits payable under the covered plan). "*Change in Control*" is defined in substantially the same manner as in the change in control agreements described under "*Payments Made Upon a Change in Control*," except that there is no "double trigger" and, for a stock acquisition above a threshold of 20% of the outstanding voting shares of the Company and below the 50% level, the Compensation Committee has discretion to determine whether the trust should be funded. The assets of the grantor trust are required to be held separate and apart from the other funds of Equifax and its subsidiaries, but remain subject to the claims of general creditors under applicable state and federal law.

## CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information concerning the ratio of the pay of our Chief Executive Officer to the median pay of all other employees. Due to the change in CEO that occurred in April 2018, the following information is provided with respect to our CEO serving as of December 31, 2018, as if he had been serving in such position all year.

- For fiscal 2018: (i) the annual total compensation of our median employee (excluding our CEO) was $68,733 (comprised of base salary, a special recognition award, a tax gross up for an internal, points-based employee recognition program, and a service- and pay-based employer contribution under the 401(k) Plan); and (ii) the annual total compensation of our CEO was $20,978,328. Based on this information, the ratio of the annual total compensation of our CEO to the median employee is 305 to 1.

  – Included in the prescribed pay ratio disclosure above is Mr. Begor's one-time New Hire Award of $10,498,053 described on page 44. Excluding the New Hire Award, the annual total compensation of our CEO would have been $10,480,275. Based on this information, the ratio of the annual total compensation of our CEO to the median employee would be 152 to 1.

- The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described below.

  – Because Mr. Begor did not serve as our CEO for all of 2018, for purposes of the pay ratio calculation we annualized his base salary, annual incentive plan award and contribution under the Supplemental Contribution Plan. As a result, the annual total compensation for Mr. Begor for purposes of this pay ratio disclosure differs from the amounts shown in the Summary Compensation Table on page 52 of this Proxy Statement, which reflects the actual compensation that Mr. Begor earned or was paid in 2018.

  – We are using the same median employee from 2017 that we identified on December 31, 2017 using annual base salary, which was annualized for all permanent employees who did not work the entire fiscal year, plus short-term incentive paid in the year. We do not believe there has been a change in employee population or employee compensation arrangements that would result in a significant change in the pay ratio disclosure.

  – Our employee population on December 31, 2018 consisted of 11,179 individuals. Our median employee is a full time, salaried employee located in the U.S. No employee groups were excluded from the employee population from which we identified the median employee in the prior year.

# Equity Compensation Plan Information

The following table shows information, as of December 31, 2018, concerning shares of the Company's common stock authorized for issuance under the Company's equity compensation plans.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights[1][2] (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 2,536,481[3] | $ 103.50 | 8,728,838[4] |
| Equity compensation plans not approved by shareholders | 0 | $ 0 | 0 |
| **TOTAL EQUITY COMPENSATION PLANS** | **2,536,481** | **$ 103.50** | **8,728,838** |

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs and performance shares, which have no exercise price.

(2) The weighted-average remaining contractual term of the Company's outstanding options as of December 31, 2018 was 7.27 years.

(3) This number includes 2,536,481 shares for issuance under the 2008 Omnibus Incentive Plan, of which 1,463,520 shares were subject to outstanding options, 787,025 shares were subject to outstanding RSU awards and 571,926 shares were subject to outstanding performance share awards (assumes the maximum 200% of target award payout is realized and includes dividend equivalent units).

(4) Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2008 Omnibus Incentive Plan count against the shares available for grant thereunder as 2.99 shares for every share granted.

See Part II, Item 8, "*Financial Statements and Supplementary Data*," of our 2018 Annual Report on Form 10-K in the Notes to Consolidated Financial Statements at Note 8, "*Stock-Based Compensation*," for further information regarding our equity compensation plans.

# Compensation Committee Report

The Compensation, Human Resources and Management Succession Committee (the "Compensation Committee") has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

*Submitted by the Compensation Committee:*

Robert D. Marcus (Chair)          Mark L. Feidler          Siri S. Marshall          Robert W. Selander

\*   \*   \*

# DIRECTOR COMPENSATION

The table below sets forth the compensation received by our non-management directors during 2018:

## DIRECTOR COMPENSATION TABLE

| Name[1] | Fees Earned or Paid in Cash ($) | Stock Awards[2] ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|
| Mark L. Feidler | 160,000 | 170,100 | 309 | 330,409 |
| G. Thomas Hough | 126,313 | 170,100 | — | 296,413 |
| Robert D. Marcus | 120,000 | 170,100 | 300 | 290,400 |
| Siri S. Marshall | 117,500 | 170,100 | 170 | 287,770 |
| Scott A. McGregor | 107,390 | 170,100 | — | 277,490 |
| John A. McKinley | 120,000 | 170,100 | 300 | 290,400 |
| Robert W. Selander | 77,438 | 345,177 | — | 422,615 |
| Elane B. Stock | 123,165 | 170,100 | 300 | 293,565 |

(1) Heather H. Wilson was elected to the Board on February 22, 2019 and is not included in this table.

(2) Represents the grant date fair value for RSU awards made on May 3, 2018 (1,512 RSUs for each director then serving), computed in accordance with FASB ASC Topic 718. For Mr. Selander, amount also reflects the grant date fair value for the initial new director RSU award he received on April 27, 2018 (1,532 RSUs), computed in accordance with FASB ASC Topic 718.

(3) Reflects the market price of annual membership to certain of our credit monitoring products.

**Director Fees.** Director cash compensation in 2018 consisted of an annual cash retainer of $90,000 and an annual cash retainer of $27,500 for the Audit Committee Chair, $22,500 for the Compensation Committee Chair, and $15,000 each for the Chairs of the Governance and Technology Committees. An annual cash retainer is also paid, in the amount of $15,000 for Audit Committee members, $12,500 for Compensation Committee members and $7,500 for all other Committee members. An annual cash retainer of $50,000 was paid to Mr. Feidler as Independent Chairman. An annual cash retainer was paid to members of the Special Committee formed after the 2017 cybersecurity incident, consisting of $22,500 for the Chair and $15,000 for each other member, until the Special Committee's dissolution in September 2018. Effective January 1, 2019, the annual cash retainers for the Technology Committee Chair and members was increased to $27,500 and $15,000 respectively, and the annual cash retainer for Mr. Feidler as Independent Chairman was increased to $100,000.

By paying directors an annual retainer, the Company compensates each non-management director for his or her role and judgment as an advisor to the Company, rather than for his or her attendance or effort at individual meetings. Directors with added responsibility are recognized with higher cash compensation as noted above.

**Equity Awards.** Each non-management director receives an initial and an annual long-term incentive grant of RSUs under our shareholder-approved 2008 Omnibus Incentive Plan on the date of the annual meeting of shareholders to further align their interests with those of our shareholders and to attract and retain highly-qualified directors through equity ownership. For 2018, directors received a fixed value in shares, computed as of the grant date ($175,000 for initial one-time grant to new directors and $170,000 for annual grant). The annual grants and initial grants vest one year and three years, respectively, after the grant date with accelerated vesting in the event of the director's death, disability, retirement or a change in control of the Company. RSUs granted in 2017 and later accrue dividend equivalent units.

**Director Deferred Compensation Plan.** Each non-management director may defer receipt of up to 100% of his or her stock-based or cash retainer fees. The director is credited with a number of share units having an equivalent value at the end of each quarter based on his or her advance deferral election. Share units are equivalent to shares of the Company's common stock, except that share units have no voting rights and do not receive dividend credit. In general, amounts deferred are not paid until the director retires from the Board. However, directors may also establish sub-accounts from which amounts are to be paid on specific pre-retirement timetables established by the director. At the end of the applicable deferral period, the director receives a share of common stock for each share unit awarded. Such shares are received either in a lump sum or over a period not to exceed 15 years for retirement distributions, or up to five years for a scheduled withdrawal, as elected in advance by each director.

**Director and Executive Stock Deferral Plan.** Each director may defer up to 100% of his or her annual RSU grant, including dividend equivalent units, plus taxes otherwise due upon the vesting of RSUs. Due to changes in federal tax laws, no deferral elections for stock options are currently permitted under the plan. The director is credited with a number of share units as of the vesting date based on his or her advance deferral election. In general, amounts deferred under the plan are not paid until the director retires from the Board. However, directors may also establish sub-accounts from which amounts are to be paid on specific pre-retirement timetables established by the director. Amounts deferred are paid in shares of our common stock, at the director's option, either in a lump sum or in annual installments over a period of up to 15 years for retirement distributions, or up to five years for a scheduled withdrawal. We make no contributions to this plan, but we pay all costs and expenses incurred in its administration.

# SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

## Securities Owned by Certain Beneficial Owners

The table below contains information as of March 1, 2019, unless otherwise indicated, with respect to the beneficial ownership of the Company's common stock by each person the Company believes beneficially holds more than 5% of the outstanding shares of the Company's common stock, based solely on the Company's review of SEC filings.

| Name and Address of Beneficial Owner | Beneficial Ownership of Common Stock | |
|---|---|---|
| | Number of Shares | % of Class[1] |
| **The Vanguard Group**[2] | 12,462,457 | 10.3% |
| **Capital International Investors**[3] | 11,132,690 | 9.2% |
| **T. Rowe Price Associates, Inc.**[4] | 10,541,843 | 8.7% |
| **BlackRock, Inc.**[5] | 7,694,999 | 6.3% |

(1) Based upon 121,364,982 shares of common stock outstanding as of March 1, 2019. Beneficial ownership is determined in accordance with the rules of the SEC under which shares are beneficially owned by the person or entity that holds investment and/or voting power.

(2) Based on a Schedule 13G/A filed on February 11, 2019 by The Vanguard Group ("Vanguard"), which listed its address as 100 Vanguard Boulevard, Malvern, Pennsylvania 19355, Vanguard possesses sole voting power with respect to 140,738 shares of common stock, shared voting power with respect to 24,916 shares of common stock, sole dispositive power with respect to 12,300,195 shares of common stock and shared dispositive power with respect to 162,262 shares of common stock.

(3) Based on a Schedule 13G filed on February 14, 2019 by Capital International Investors, which listed its address as 11100 Santa Monica Boulevard, 16th floor, Los Angeles, CA 90025, Capital International Investors possesses sole voting power with respect to 10,878,793 shares of common stock, shared voting power with respect to 0 shares of common stock, sole dispositive power with respect to 11,132,690 shares of common stock and shared dispositive power with respect to 0 shares of common stock.

(4) Based on a Schedule 13G/A filed on March 11, 2019 by T. Rowe Price Associates, Inc. ("T. Rowe Price"), which listed its address as 100 E. Pratt Street, Baltimore, Maryland 21202, T. Rowe Price possesses sole voting power with respect to 3,420,312 shares of common stock, shared voting power with respect to 0 shares of common stock, sole dispositive power with respect to 10,541,843 shares of common stock and shared dispositive power with respect to 0 shares of common stock.

(5) Based on a Schedule 13G/A filed on February 4, 2019 by BlackRock, Inc. ("BlackRock"), which listed its address as 55 East 52nd Street, New York, New York 10055, BlackRock possesses sole voting power with respect to 6,762,737 shares of common stock, shared voting power with respect to 0 shares of common stock, sole dispositive power with respect to 7,694,999 shares of common stock and shared dispositive power with respect to 0 shares of common stock.

## Securities Owned by Directors and Management

The table below contains information as of March 1, 2019 (except where otherwise indicated), concerning the beneficial ownership of Company common stock by (i) each director and nominee, (ii) each NEO listed in the Summary Compensation Table, and (iii) all Company directors, nominees and other executive officers as a group. Except as otherwise noted, the named individuals had sole voting and investment power with respect to such securities. In accordance with our insider trading policy, none of these shares were pledged or hedged. All persons named in the table can be reached at 1550 Peachtree Street, N.W., Atlanta, Georgia 30309.

| Name | Number of Shares Owned[1] | Exercisable Stock Options[2] | Number of Deferred Share Equivalent Units[3] | % of Common Stock Outstanding[4] |
|---|---|---|---|---|
| Mark W. Begor | 8,700 | 0 | 0 | * |
| Paulino do Rego Barros, Jr. | 8,578 | 5,711 | 0 | * |
| Jamil Farshchi | 500 | 2,060 | 0 | * |
| Mark L. Feidler | 17,275[5] | 0 | 5,921 | * |
| John W. Gamble, Jr. | 44,848 | 10,632 | 0 | * |
| G. Thomas Hough | 4,016 | 0 | 1,243 | * |
| John J. Kelley III | 14,230 | 8,472 | 0 | * |
| Bryson R. Koehler | 0 | 0 | 0 | * |
| Robert D. Marcus | 8,625 | 0 | 0 | * |
| Siri S. Marshall | 16 | 0 | 34,745 | * |
| Scott A. McGregor | 0 | 0 | 0 | * |
| John A. McKinley | 8,138 | 0 | 23,411 | * |
| Robert W. Selander | 0 | 0 | 0 | * |
| Elane B. Stock | 1,259 | 0 | 1,737 | * |
| Heather H. Wilson | 0 | 0 | 0 | * |
| All directors, nominees and executive officers as a group (24 persons including those named above)[6] | 811,537 | 107,505 | 124,112 | 0.86% |

\* Less than one percent.

(1) Includes shares held of record and Company shares owned through a bank, broker, trust or other nominee. It also includes all shares owned through our 401(k) Plan, vested RSUs and related dividend equivalent units.

Excludes unvested RSUs and related unvested dividend equivalent units for: Mr. Begor (53,970); Mr. Barros (22,118); Mr. Farshchi (22,048); Mr. Feidler (1,527); Mr. Gamble (12,608); Mr. Hough (2,834); Mr. Kelley (10,869); Mr. Koehler (43,002); Mr. Marcus (1,527); Ms. Marshall (1,527); Mr. McGregor (3,097); Mr. McKinley (1,527); Mr. Selander (3,074); Ms. Stock (3,001); and Ms. Wilson (1,580). The RSUs represent a contingent right to receive one share of common stock. There are no voting rights associated with RSUs.

(2) This column lists the number of shares that the directors, nominees and executive officers had a right to acquire as of or within 60 days after March 1, 2019 through the exercise of director or employee stock options, as applicable.

(3) Reported in this column are share equivalent units credited to a director or executive officer account under the Company's Director and Executive Stock Deferral Plan and/or Director Deferred Compensation Plan. The units track the performance of Company common stock but do not confer on the holder voting or investment power over shares of common stock. The units are payable in shares on final distribution and do not include the reinvestment of dividends.

(4) Based upon 121,364,982 shares of common stock outstanding as of March 1, 2019. Beneficial ownership is determined in accordance with the rules of the SEC under which shares are beneficially owned by the person or entity that holds investment and/or voting power.

(5) Includes 7,823 shares held in a 501(c)(3) charitable family foundation in which Mr. Feidler has no pecuniary interest.

(6) Includes 600,000 shares (0.5% of the shares outstanding on March 1, 2019) as to which beneficial ownership is disclaimed by executive officers of the Company who, in their capacity as investment officers and/or plan administrators for certain Company employee benefit plans, have shared voting and/or investment power with respect to shares of Company common stock held in such benefit plans.

# SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Directors, executive officers and greater than ten percent shareholders also are required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of copies of such forms furnished to the Company and written representations provided by the reporting persons, the Company believes that all Section 16(a) filing requirements were timely met in 2018.

# AUDIT COMMITTEE REPORT

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the effectiveness of internal control over financial reporting, and procedures that are reasonably designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the consolidated financial statements and of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"). The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors. In fulfilling our oversight responsibilities, we have reviewed and discussed with management and Ernst & Young the audited financial statements for the fiscal year ended December 31, 2018. We reviewed and discussed with management and Ernst & Young the quarterly financial statements for each quarter in such fiscal year, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2018, Ernst & Young's evaluation of the Company's internal control over financial reporting as of that date, and audit plans and results. We have also discussed with Ernst & Young the matters required to be discussed with the independent auditor by Auditing Standard No. 1301, "*Communications with Audit Committees*," as adopted by the PCAOB.

We have received from Ernst & Young the written disclosures required by PCAOB Rule 3526, *Communications with Audit Committees Concerning Independence*, and have discussed with Ernst & Young its independence. We have also considered whether the provision of specific non-audit services by Ernst & Young is compatible with maintaining its independence and believe that the services provided by Ernst & Young for fiscal year 2018 were compatible with, and did not impair, its independence.

In reliance on the reviews and discussions referred to above, we have recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

*Submitted on February 19, 2019 by the Audit Committee:*

| *G. Thomas Hough (Chair)* | *Scott A. McGregor* | *John A. McKinley* | *Elane B. Stock* |

# PROPOSAL 3 Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2019

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm for fiscal year 2019, and the Board is asking shareholders to ratify that selection. Although current laws, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise the Company's independent registered public accounting firm, the Board considers the selection of the independent registered public accounting firm to be an important matter of shareholder concern and is submitting the selection of Ernst & Young for ratification by shareholders as a matter of good corporate practice. Additionally, in conjunction with the mandated rotation of the Audit Firm's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of Ernst & Young's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young is in the best interests of the Company and its shareholders. If the shareholders do not ratify the selection of Ernst & Young, the Audit Committee will review the Company's relationship with Ernst & Young and take such action as it deems appropriate, which may include continuing to retain Ernst & Young as the Company's independent registered public accounting firm.

Ernst & Young has served as our independent registered public accounting firm since 2002. A representative of Ernst & Young will be available during the meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

## Independent Registered Public Accounting Firm Fees

The following table sets forth the fees of Ernst & Young for services rendered to the Company for the fiscal years ended December 31, 2018 and 2017:

### AUDIT AND NON-AUDIT FEES

| Fee Category | 2018 | 2017 |
|---|---:|---:|
| Audit Fees[1] | $ 6,937,034 | $ 8,926,980 |
| Audit-Related Fees[2] | 17,600 | 504,294 |
| Tax Fees[3] | 1,891,737 | 1,228,006 |
| All Other Fees[4] | 1,995 | 1,995 |
| **TOTAL** | **$ 8,848,366** | **$ 10,661,275** |

(1) Consists of fees and expenses for professional services rendered for the integrated audit of our annual consolidated financial statements and internal control over financial reporting and review of the interim consolidated financial statements included in our quarterly reports to the SEC, and services normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings or engagements, accounting consultations on matters addressed during the audit or interim reviews, and SEC filings, including comfort letters, consents and comment letters.

(2) Consists of fees and expenses for services that reasonably are related to the performance of the audit or review of our consolidated financial statements and are not reported under "*Audit Fees*." These services include employee benefit plan audits in 2017 and 2018 and information technology security process reviews in 2017.

(3) Consists of fees and expenses for professional services related to tax planning and tax advice.

(4) Consists of fees for products and services provided by Ernst & Young which are not included in the first three categories above.

# Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

The Company maintains a pre-approval policy that mandates that the Audit Committee approve the audit and non-audit services in advance. All audit and non-audit services for the fiscal year ended December 31, 2018 were either pre-approved by the Audit Committee or were approved pursuant to the Audit Committee's pre-approval policy. The Audit Committee has authorized its Chair to pre-approve certain permissible audit and non-audit services that arise between Audit Committee meetings, provided the Audit Committee is informed of the decision to pre-approve the services at its next scheduled meeting. In its pre-approval of non-audit services and fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditor's independence. The Audit Committee has determined that performance of services other than audit services is compatible with maintaining the independence of the Company's independent registered public accounting firm. See "*Audit Committee Report*" on page 72.

To avoid potential conflicts of interest in maintaining auditor independence, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. In 2018 and 2017, we did not obtain any of these prohibited services from Ernst & Young. The Company uses other accounting firms for these types of non-audit services.

THE BOARD RECOMMENDS A VOTE "**FOR**" PROPOSAL 3.

# QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

## Do I need an admission ticket to attend the 2019 Annual Meeting?

Only Equifax shareholders as of the record date are entitled to attend the 2019 Annual Meeting. To attend, shareholders must present proof of stock ownership and a valid photo ID. If your shares are held in the name of a bank, broker or other holder of record (also known as "street name") and you wish to attend the meeting, you must present proof of ownership as of the record date, such as the voting instruction card that is sent to you or a current bank or brokerage account statement, to be admitted. The Company also may request appropriate identification, such as a valid government-issued photo identification as a condition of admission. Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will not be allowed in the meeting room. You will be required to enter through a security checkpoint before being granted access to the venue.

## Who is entitled to vote at the 2019 Annual Meeting?

Company shareholders of record at the close of business on March 1, 2019 are entitled to notice of, and to vote at, the 2019 Annual meeting. As of such date, there were 121,364,982 shares of Company common stock outstanding, each entitled to one vote.

## What is the difference between holding shares as a registered shareholder and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the "registered stockholder" of those shares. We mail the proxy materials and our Annual Report to you directly.

If your shares are held in street name with a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of the shares that are registered in street name. In this case, the proxy materials and our Annual Report will be forwarded to you by your broker, bank, or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the voting instructions included in the material.

Employees with shares allocated in an employee benefit plan account will vote shares allocated to their benefit plan account electronically and will not receive a paper mailing for those shares. Employees should review the information on procedures for voting by employees on page 77.

## What am I voting on and what are the Board's voting recommendations?

| Agenda Item | | Board Voting Recommendation | Page Reference (for more detail) |
|---|---|---|---|
| **Proposal 1** | Election of 10 Director Nominees | FOR EACH NOMINEE | 15 |
| **Proposal 2** | Advisory Vote to Approve Named Executive Officer Compensation | FOR | 28 |
| **Proposal 3** | Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2019 | FOR | 73 |

## Can other matters be decided at the 2019 Annual Meeting?

The Company is not aware, as of the date of this Proxy Statement, of any other matters to be voted on at the 2019 Annual Meeting. If any other matters are properly brought before the meeting for a vote, the persons named as proxies on the proxy card will vote all shares represented at the meeting (other than shares that are voted by the holder in person at the meeting) on such matters in accordance with the Board's recommendation.

## What is the procedure for voting?

### Shareholders of record

Shareholders of record may attend and cast their votes at the 2019 Annual Meeting. For security reasons, please be prepared to show photo identification. If you need special assistance because of a disability, please contact Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, or telephone (404) 885-8000.

In addition, shareholders of record may cast their vote by proxy and participants in the Company's benefit plans described on page 77 may submit their voting instructions by:

- Using the Internet at the web address noted in the proxy materials email or proxy card you received (if you have access to the Internet, we encourage you to vote in this manner);
- Using the toll-free telephone number listed on the proxy card (if you received one); or
- Signing, completing and returning a proxy card (if you received one) in the provided postage-paid envelope.

Votes cast through the Internet and telephone voting procedures are authenticated by use of a personal identification number. This procedure allows shareholders to appoint a proxy (or Company benefit plan participants to provide voting instructions) and to confirm that their actions have been properly recorded. Specific instructions to be followed are set forth on the proxy materials email or proxy card (if you received one).

### Beneficial owners

If you are the beneficial owner of shares held in "street name," you have the right to direct your bank, broker or other nominee on how to vote your shares by using the voting instruction form provided to you by them, or by following their instructions for voting through the Internet or by telephone. In the alternative, you may vote in person at the meeting if you obtain a legal proxy from your bank, broker or other nominee and present it at the meeting. **In order for your shares to be voted on all matters presented at the meeting, we urge all shareholders whose shares are held in street name by a bank, brokerage firm or other nominee to provide voting instructions to such record holder.**

## Can I change my proxy vote?

Yes. If you are a registered shareholder, you can change your proxy vote or revoke your proxy at any time before the 2019 Annual Meeting by:

- Authorizing a new vote electronically through the Internet or by telephone;
- Delivering a written revocation of your proxy to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, before your original proxy is voted at the Annual Meeting;
- Returning a signed proxy card with a later date; or
- Submitting a written ballot at the Annual Meeting.

If you are a beneficial owner of shares, you can submit new voting instructions by contacting your broker, bank or other nominee. You can also vote in person at the 2019 Annual Meeting if you obtain a legal proxy from your bank, broker or other nominee (the registered shareholder) as described in the answer to the previous question.

Your personal attendance at the 2019 Annual Meeting does not revoke your proxy. Unless you vote at the meeting in person, your last valid proxy prior to or at the 2019 Annual Meeting will be used to cast your vote.

## What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted:

- **FOR** the election of the 10 director nominees listed in Proposal 1.
- **FOR** the advisory vote to approve the compensation of our NEOs (Proposal 2).
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2019 fiscal year (Proposal 3).
- In accordance with the Board's recommendation by the individuals named as proxy holders in the proxy card, if any other matters are properly brought before the 2019 Annual Meeting.

## How do I vote if I participate in one of the Company's 401(k) or defined contribution plans?

Participants in the *Equifax Inc. 401(k) Plan* and the *Equifax Canada Retirement Savings Program for Salaried Employees* (collectively, the "Company Plans") may instruct the applicable plan trustee how to vote all shares of Company common stock allocated to their accounts. To allow sufficient time for the plan trustees to vote, the trustees must receive your voting instructions no later than 11:59 p.m., Atlanta Time, on April 30, 2019. The 401(k) Plan trustee will vote shares for which it has not received instructions in the same proportion as the shares for which it has received instructions. The Canada Retirement Savings Program trustee will only vote those plan shares for which voting instructions are received prior to this deadline. Participants in the Company Plans may not vote the shares owned through such plans after this deadline, including at the Annual Meeting.

## How many shares must be present to hold the 2019 Annual Meeting?

In order for us to lawfully conduct business at our 2019 Annual Meeting, a majority of the shares outstanding and entitled to vote as of March 1, 2019 must be present in person or represented by proxy. This is referred to as a quorum. Your shares are counted as present at the meeting if you attend the 2019 Annual Meeting and vote in person or if you properly return a proxy by Internet, by telephone, or by mail in advance of the meeting and do not revoke the proxy. If a quorum is not present, the meeting may be adjourned from time to time until a quorum is present.

## Will my shares be voted if I do not provide my proxy or instruction card?

### Registered Shareholders

If your shares are registered in your name, your shares will not be voted unless you provide a proxy by Internet, telephone or mail, or vote in person at the 2019 Annual Meeting.

### Plan Participants

If you are a participant in one of our employee 401(k) or defined contribution plans and you do not provide timely instructions to the plan trustee, shares allocated to your account(s) will be voted by the plan trustee depending on the terms of your plan and other legal requirements.

### Beneficial Owners

If you hold shares through an account with a broker and you do not provide voting instructions, under NYSE rules, your broker may vote your shares on routine matters only. The ratification of the appointment of Ernst & Young LLP (Proposal 3) is considered a routine matter, and your nominee can therefore vote your shares on that proposal even if you do not provide voting instructions. Proposals 1 and 2 are not considered routine matters, and your nominee cannot vote your shares on these proposals unless you provide voting instructions. Votes withheld by brokers in the absence of voting instructions from a beneficial owner are referred to as "broker non-votes."

### Multiple Forms of Ownership

The Company cannot provide a single proxy or instruction card for shareholders who own shares in different forms of accounts (employee benefit plan shares, registered shares, and beneficially-owned shares). As a result, if your shares are held in multiple types of accounts, you must submit your votes for each type of account in accordance with the instructions you receive for that account.

## What is the vote required for each proposal?

For Proposal 1, *Election of Director Nominees*, each director nominee for whom more shares are voted "for" than "against" his or her election will be elected as a director at the meeting. Under our Bylaws, if more votes are cast "against" than are cast "for" a nominee, the nominee shall offer his or her resignation. The independent members of the Board will determine and promptly publicly announce the action to be taken with respect to acceptance or rejection of the resignation offer.

For each of Proposal 2, *Advisory Vote to Approve Named Executive Officer Compensation* and Proposal 3, *Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2019*, the proposal will be approved if more votes are cast "for" than are cast "against" the proposal. Proposals 2 and 3 are advisory and nonbinding. The Board will review the voting results on these proposals and take the results into account when making future decisions regarding these matters. "Votes cast" exclude abstentions and broker non-votes.

## What is the effect of an abstention?

A shareholder who abstains on some or all matters is considered present for purposes of determining if a quorum is present at the 2019 Annual Meeting, but an abstention is not counted as a vote cast. An abstention has no effect for the vote on any proposal.

## What is the effect of a broker non-vote?

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the 2019 Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. Thus, a broker non-vote will not impact our ability to obtain a quorum, will not affect the outcome with respect to the election of directors, and will not otherwise affect the outcome of the vote on a proposal that requires the affirmative vote of a majority of the votes cast on the proposal.

## Who will count the votes?

A representative of Broadridge Financial Services will tabulate the votes and act as independent inspector of election for the 2019 Annual Meeting.

## Where can I find the voting results of the 2019 Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and disclosed by the Company in a Current Report on Form 8-K filed with the SEC within four business days following the 2019 Annual Meeting.

## What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we send only one Annual Report and Proxy Statement to eligible shareholders who share a single address, unless we have received instructions to the contrary from any shareholder at that address. The practice is designed to reduce our printing and postage costs. Shareholders who participate in householding will continue to be able to separately vote their proxies. We do not use householding for any other shareholder mailings, such as dividend checks, Form 1099, or account information statements.

If you are eligible for householding, but received multiple copies of our Annual Report and Proxy Statement and prefer to receive only a single copy for your household, please contact Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000. If you are a registered shareholder residing at an address with other registered shareholders and wish to receive a separate Annual Report or Proxy Statement at this time or in the future, we will provide you with a separate copy. To obtain this copy, please contact the Office of Corporate Secretary. If you own shares through a broker, bank or other nominee, you should contact the nominee concerning householding procedures.

The Company cannot provide a single proxy or voting instruction card for shareholders who own shares in different forms of accounts (employee benefit plan shares, registered shares, and beneficially-owned shares). Accordingly, you will receive a separate solicitation and proxy for each type of account in which shares are held and you must submit your votes for each type of account in accordance with the instructions received for that account.

## Can I receive a copy of the Annual Report?

Yes. We will provide a copy of our Annual Report without charge, upon written request, to any registered or beneficial owner of common stock entitled to vote at the 2019 Annual Meeting. Requests should be made in writing addressed to the Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, or by calling (404) 885-8000.

## Can I view the Proxy Statement and Annual Report on the Internet?

Yes. The Proxy Statement and Annual Report are available on the Internet at *https://investor.equifax.com/financial-information/annual-reports-and-proxy-statements*. Most shareholders will receive their annual meeting materials via electronic delivery. The SEC also maintains a website at *http://www.sec.gov* that contains reports, proxy statements and other information regarding Equifax.

## Can I choose to receive the Proxy Statement and Annual Report on the Internet instead of receiving them by mail?

Yes. If you are a registered shareholder or beneficial owner, you can elect to receive future annual reports and proxy statements on the Internet only and not receive copies in the mail by following the instructions on your proxy card or voting instruction form. Your request for electronic transmission will remain in effect for all future annual reports and proxy statements, unless withdrawn. Most active employees who participate in the Company's savings plans will receive an online notification announcing Internet availability of the annual report and proxy statement; a paper copy will not be provided unless requested by following the instructions in the email notification.

## Who pays the cost of this proxy solicitation?

The Company has retained Innisfree M&A Incorporated to assist in soliciting proxies for an annual fee of $20,000 plus expenses, and will bear the cost of soliciting proxies. Directors, officers and other Company associates also may solicit proxies by telephone or otherwise. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

## How do I submit a proposal or director nominee for the 2020 Annual Meeting of Shareholders?

Notice of any proposal or director nomination, including through our proxy access procedures, that a shareholder wishes to propose for consideration at the 2020 Annual Meeting, including any proposal that a shareholder wishes to submit for inclusion in the Company's proxy materials for the 2020 Annual Meeting, must be delivered to us no later than November 23, 2019 (and, in the case of a director nomination pursuant to proxy access, no earlier than October 24, 2019). The proposal or director nomination must satisfy the information and other requirements specified in our Bylaws which are available at: *www.equifax.com/about-equifax/corporate-governance* and, if to be included in our proxy materials for the 2020 Annual Meeting, must comply with SEC Rule 14a-8 and other applicable rules and interpretations of the SEC.

Any shareholder proposal or director nomination submitted to the Company in connection with the 2020 Annual Meeting should be addressed to: Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302. In addition, the shareholder proponent or a duly authorized representative must appear in person at the 2020 Annual Meeting to present the proposal.

## How can I contact the Company's directors?

Shareholders and other interested parties who wish to communicate with our directors, a committee of the Board of Directors, the Independent Chairman, the non-management directors as a group, or the Board generally should address their correspondence accordingly and send by mail to Equifax Inc., c/o Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302. Correspondence will be forwarded as directed by the shareholder. The Company may first review such communications and screen out solicitations for goods and services and similar inappropriate communications unrelated to the Company or its business. All concerns related to audit or accounting matters will be referred to the Audit Committee.

## Can I find additional information on the Company's website?

Yes. Although information contained on our website is not part of this Proxy Statement, you will find information about the Company and our corporate governance practices at *www.equifax.com/about-equifax/corporate-governance*. Our website contains information about our Board, Board committees, Articles of Incorporation and Bylaws, Code of Ethics and Business Conduct, Governance Guidelines, and information about insider transactions. Shareholders may obtain, without charge, hard copies of the above documents by writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

Intentionally left blank



**EQUIFAX INC.**

1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

404-885-8000

equifax.com

